UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2017

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT

(From January 1, 2017 to September 30, 2017)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY,” “WE,” “US,” OR “OUR” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1.	Company Overview

The Company’s quarterly business report for the nine months ended September 30, 2017 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2016 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	440,956	Material
SK M&Service Co., Ltd.	Feb. 10, 2000	Online information services	107,768	Material
SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	128,233	Material
SK Broadband Co., Ltd.	Sept. 5, 1997	Fixed-line telecommunication services, multimedia and IPTV services	3,523,494	Material
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	13,514
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	546,803	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	67,735
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	59,004
Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	69,774
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	1,935,663	Material
NSOK Co., Ltd.	Jun. 12, 2008	Security system services	65,025
Iriver Ltd.	Jul. 12, 2000	Audio device manufacturing	54,063
Iriver Enterprise Ltd.	Jan. 14, 2014	Management of Chinese subsidiary	4,059
Iriver Inc.	Feb. 15, 2007	North America marketing and sales	2,722
Iriver China Co., Ltd.	Jun 24, 2004	Electronic device manufacturing	4,119
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	127
groovers Japan Co. Ltd.	Feb. 25, 2015	Contents and information distribution	1,466
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	39,289
SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	44,755
SK Planet Japan, K. K.	Mar. 14, 2012	Digital contents sourcing services	4,026
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Telecommunication services	4,664
SK Planet Global PTE, LTD.	Aug. 4, 2012	Digital contents sourcing services	357
SKP GLOBAL HOLDINGS PTE, LTD.	Aug. 10, 2012	Investment (holding company)	47,507
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	48,369
SKP America LLC	Jan. 27, 2012	Digital contents sourcing services	439,209	Material
YTK Investment Ltd.	Jul. 1, 2010	Investment	16,826

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2016 (millions of Won)	Material Subsidiary*
Atlas Investment	Jun. 24, 2011	Investment	79,477	Material
SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	36,031
SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	22,182
Entrix Co., Ltd.	July 1, 2015	Telecommunication services	20,360
SK TechX Co., Ltd.	Mar. 1, 2016	Telecommunication services	212,819	Material
Onestore Co., Ltd.	Mar. 1, 2016	Contents distribution	134,207	Material
Shopkick Management Company, Inc.	Oct. 9, 2014	Investment	354,627	Material
Shopkick, Inc.	Jun. 1, 2009	Mileage based e-commerce application development	37,947
Planet 11 E-commerce Solutions India Pvt. Ltd.	Sept. 1, 2014	E-commerce management	1,604
11 street (Thailand) Co., Ltd.	Apr. 5, 2016	E-commerce	17,886
HelloNature Co., Ltd.	Jan. 5, 2012	B2C organic food e-commerce	548
Home&Service Co., Ltd.	June 5, 2017	Information and telecommunication system maintenance	45,692
S.M. Life Design Company Japan Inc.	June 25, 2008	Japanese goods business	11,114

ø	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.
ø	On January 2, 2017, SK M&Service Co., Ltd. changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd.
ø	On April 6, 2017, NSOK Co., Ltd. changed its name to NSOK Co., Ltd. from Neosnetworks Co., Ltd.

Changes in subsidiaries during the nine months ended September 30, 2017 are set forth below.

Change	Name	Remarks
Additions	Home&Service Co., Ltd.	Newly established by SK Broadband Co., Ltd.
	S.M. Life Design Company Japan Inc.	Newly acquired by Iriver Ltd.
Exclusions	Stonebridge Cinema Fund	Disposed of equity investment

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. We continue to maintain our reputation as the unparalleled premium network operator in the 2G, 3G and LTE markets on the basis of our technological leadership and network management technology.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. and Service Top Co., Ltd, the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services to transition to service-based competition.

In addition to the mobile network operator (“MNO”) business, the Company is building next-generation growth businesses in Internet of Things (“IoT”) solutions and artificial intelligence. In July 2016, the Company deployed the world’s first low-cost Low Power Wide Area Network designed to support IoT devices based on LoRa technology. In September 2016, the Company launched NUGU, the first intelligent virtual assistant service launched in Korea with Korean language capabilities based on advanced voice recognition technologies. The Company plans to further utilize its big data analysis capabilities to achieve growth in new business areas such as artificial intelligence.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008.

(3)	Other businesses

The Company is a leading player in the Korean e-commerce industry with 11th Street, an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms, “Shocking Deal,” a mobile commerce curation service and BENEPIA, a customized benefits and rewards service platform. In addition, the Company has rapidly grown into a top tier player in Turkey, Indonesia and Malaysia after launching open market businesses in these countries by optimizing its businesses for the respective local markets and utilizing its expertise in the e-commerce platform business. In the online-to-offline (“O2O”) area, the Company is a leading player and continues to expand its market power with OK Cashbag, Korea’s largest loyalty mileage program, SyrupWallet, which offers smart shopping services utilizing its network of business partners and information technology such as big data, and other Syrup-related services such as gifticon, Syrup Table and 11Pay. The Company focuses on the mobile platform to connect various on- and offline commerce service platforms that provide various benefits and information at the right place and the right time to give consumers a pleasant and convenient shopping experience and retailers an integrated marketing solution to reach their target audience. The Company intends to continue its efforts to secure the market leading position in these markets.

In the advertising business area, the Company is engaged in advertisement production, promotion services and research and consulting services. The Company offers differentiated services utilizing a combination of big data, research-driven insight, sophisticated communication strategies, innovative and creative strategies, optimized media execution and powerful promotions. Surpassing the role of a conventional advertising agency, the Company helps businesses create new value.

In the location-based services business area, the Company provides real time traffic information and various local information through its T-Map Navigation service. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, Onestore. The Company provides integrated Internet portal services through NATE and instant messaging services through NATE-ON. In the mobile internet service business area, the Company provides portal-based services and Cymera, which is a camera application. In the portal service business area, key sources of revenue are display advertising, search engine-based advertising, and contents and other services.

See “II-1. Business Overview” for more information.

E.	Credit Ratings

(1)	Corporate bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 22, 2014	Corporate bond	AAA	Korea Ratings	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Current rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2014	Corporate bond	AAA	Korea Ratings	Current rating
October 15, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 15, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
February 9, 2015	Corporate bond	AAA	Korea Ratings	Current rating
February 9, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 9, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
May 21, 2015	Corporate bond	AAA	Korea Ratings	Regular rating
May 27, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 10, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd	Regular rating
July 6, 2015	Corporate bond	AAA	Korea Ratings	Current rating
July 6, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
July 6, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
October 26, 2015	Corporate bond	AAA	Korea Ratings	Current rating
October 26, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 26, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
February 19, 2016	Corporate bond	AAA	Korea Ratings	Current rating
February 19, 2016	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 19, 2016	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
May 19, 2016	Corporate bond	AAA	Korea Ratings	Current rating
May 20, 2016	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
May 20, 2016	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
April 12, 2017	Corporate bond	AAA	Korea Ratings	Regular rating
April 12, 2017	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 12, 2017	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Regular rating
April 12, 2017	Corporate bond	AAA	Korea Ratings	Current rating
April 12, 2017	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 12, 2017	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(2)	Commercial paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 22, 2014	CP	A1	Korea Ratings	Current rating
April 22, 2014	CP	A1	Korea Investors Service, Inc.	Current rating
April 22, 2014	CP	A1	NICE Investors Service Co., Ltd.	Current rating

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
October 15, 2014	CP	A1	Korea Ratings	Regular rating
October 15, 2014	CP	A1	Korea Investors Service, Inc.	Regular rating
October 15, 2014	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
May 21, 2015	CP	A1	Korea Ratings	Current rating
May 27, 2015	CP	A1	Korea Investors Service, Inc.	Current rating
June 10, 2015	CP	A1	NICE Investors Service Co., Ltd.	Current rating
January 19, 2016	Short-term bond	A1	Korea Ratings	Current rating
January 19, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
January 19, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
April 27, 2016	CP	A1	Korea Ratings	Current rating
April 27, 2016	Short-term bond	A1	Korea Ratings	Current rating
May 11, 2016	CP	A1	Korea Investors Service, Inc.	Current rating
May 11, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
May 12, 2016	CP	A1	NICE Investors Service Co., Ltd.	Current rating
May 12, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
October 26, 2016	CP	A1	Korea Ratings	Regular rating
October 26, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 26, 2016	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 26, 2016	Short-term bond	A1	Korea Ratings	Regular rating
November 3, 2016	CP	A1	Korea Investors Service, Inc.	Regular rating
November 3, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
April 12, 2017	CP	A1	Korea Ratings	Current rating
April 12, 2017	CP	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	CP	A1	NICE Investors Service Co., Ltd.	Current rating
April 12, 2017	Short-term bond	A1	Korea Ratings	Current rating
April 12, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
June 4, 2012	Bonds denominated in Swiss Franc	A3	Moody’s Investors Service	Current rating
June 6, 2012	Bonds denominated in Swiss Franc	A-	Fitch Inc.	Current rating
June 7, 2012	Bonds denominated in Swiss Franc	A-	Standard & Poor’s Rating Services	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Fitch Inc.	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A3	Moody’s Investors Service	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Standard & Poor’s Rating Services	Current rating

*	On August 9, 2013, Moody’s Investors Service raised the outlook on the Company’s rating from A3 (Negative) to A3 (Stable).
*	On November 4, 2015, S&P lowered the outlook on the Company’s rating from A- (Positive) to A- (Stable).

2.	Company History

February 2012: Purchased shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

June 2015: Consummation of the comprehensive share exchange transaction (the “Share Exchange”) through which the Company acquired all of the shares of SK Broadband that it did not otherwise own in exchange for its treasury shares such that SK Broadband became a wholly-owned subsidiary of the Company.

April 2016: The spin-off and merger of the location-based services business and the mobile phone verification services business of SK Planet Co., Ltd.

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director. At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Company’s board of directors. At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc., which became a subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual general meeting of shareholders.

On January 2, 2017, SK M&Service Co., Ltd., one of the Company’s subsidiaries, changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd. in accordance with a resolution at its general meeting of shareholders on December 26, 2016.

D.	Mergers, Acquisitions and Restructuring

(1)	Merger of SK Planet and SK Marketing & Company Co., Ltd.

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company Co., Ltd. (“SK Marketing & Company”), a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013.

(2)	Acquisition of shares of PS&Marketing

On February 20, 2014, the board of directors of the Company resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The date of investment was April 2, 2014, and the cumulative investment amount totaled Won 330 billion.

(3)	Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

(4)	Acquisition of shares of NSOK Co., Ltd. (“NSOK”) (formerly, Neosnetworks Co., Ltd.)

In order to acquire a new growth engine, the Company acquired a controlling stake in NSOK, a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of NSOK on April 2, 2014. The Company acquired an additional 50,377 shares in NSOK in April 2015 through a rights offering, resulting in an increase of its ownership to 83.9%.

(5)	Acquisition of shares of Iriver

On August 13, 2014, the Company purchased 10,241,722 shares (a 39.3% equity interest) of Iriver Ltd. (“Iriver”) from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited in order to foster application development and smartphone accessories as part of the Company’s growth engines. The Company holds a 48.9% equity interest of Iriver by acquiring additional shares in its rights offering. The Company does not hold a majority of the voting rights of Iriver but the Company has concluded that it has effective control, as it holds significantly more voting rights than any other shareholder or any organized group of shareholders.

(6)	Acquisition of shares of Shopkick, Inc. (“Shopkick”)

On October 10 2014, SK Planet America LLC, a subsidiary of the Company, acquired (through its 95.2%-owned subsidiary Shopkick Management Company, Inc.) a 100.0% ownership interest in Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States. In the first half of 2016, SK Planet America LLC acquired all remaining shares of Shopkick Management Company, Inc.

(7)	Disposition of Shenzen E-Eye shares

In 2014, the Company entered into an agreement to dispose of its equity interest in Shenzen E-eye in order to focus its business portfolio on high-growth business areas in the Chinese ICT market. The sale was completed on March 23, 2015.

(8)	Disposition of a portion of KEB Hana Card shares

On April 3, 2015, the Company sold 27,725,264 shares (10.4% out of the 25.4% equity interest the Company held prior to the sale) of KEB Hana Card Co., Ltd. to Hana Financial Group in cash. With the proceeds of such sale (Won 180 billion), the Company acquired equity interests in Hana Financial Group on April 17, 2015 through participation in a rights offering by Hana Financial Group. The Company plans to maintain its strategic alliance and pursue opportunities to create synergies with, Hana Financial Group.

(9)	SK Broadband - Comprehensive Share Exchange

On March 20, 2015, the Company’s board of directors resolved to approve the Share Exchange.

•	Share Exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of Share Exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the Share Exchange as a small-scale share swap: April 6, 2015

•	Meeting of board of directors for approval of the Share Exchange: May 6, 2015

•	Date of the Share Exchange: June 9, 2015

(10)	Establishment of Entrix Co., Ltd.

In July 2015, SK Planet spun off its cloud streaming division and established Entrix Co., Ltd. The Company exchanged 1,300,000 shares of SK Planet for 1,300,000 shares of Entrix at the time of the spin-off and later acquired an additional 2,857,000 shares by participating in the recapitalization.

(11)	Additional capital raise by NanoEnTek Inc.

In 2015, the Company acquired 1,090,155 shares through the additional capital raise by NanoEnTek.

(12)	Reclassification of Packet One Networks’ accounts

In 2015, the Company reclassified its investments in Packet One from investments in associates and joint ventures to assets classified as held for sale as the Company no longer had significant control over Packet One. The difference between the book value and the fair value of Won 37.4 billion at the time of reclassification was recognized as impairment loss.

(13)	Acquisition of shares of SK Communications Co., Ltd. (“SK Communications”)

On October 1, 2015, the Company became the largest shareholder of SK Communications with a 64.54% equity interest through dividends in kind from SK Planet of 26,523,815 shares and the purchase of 1,506,130 shares over-the-counter.

(14)	Acquisition of shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”)

On November 2, 2015, the Company’s board of directors resolved to approve the acquisition of CJ HelloVision’s shares from CJ O Shopping Co., Ltd. (“CJ O Shopping”) and on the same day, entered into a share purchase agreement with CJ O Shopping. In addition, on November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision and on the same day, entered into a merger agreement with CJ HelloVision and the closing of the merger was conditioned upon receipt of regulatory approval from relevant authorities. On July 25, 2016, the Company notified CJ O Shopping of the termination of the share purchase agreement and SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger.

(15)	Tender offer of shares of CJ HelloVision

From November 2, 2015 to November 23, 2015, the Company purchased 6,671,933 shares of CJ Hellovision in a tender offer for up to 10,000,000 shares, paying Won 12,000 per share. Through this tender offer, the Company acquired an 8.61% equity interest in CJ HelloVision.

(16)	Establishment of SK TechX Co., Ltd. and Onestore

In March 2016, SK Planet spun off its platform business and T Store business and established SK TechX and Onestore. The Company exchanged 12,323,905 shares of SK Planet for 6,323,905 shares of SK TechX and 6,000,000 shares of Onestore at the time of the spin-off. The Company later acquired an additional 4,409,600 shares of Onestore at a purchase price of Won 22 billion by participating in the follow-on rights offering. The Company did not participate in the subsequent follow-on rights offering and as of September 30, 2017, the Company has a 65.5% interest in Onestore.

(17)	Spin-off and merger of SK Planet’s location-based services business and mobile phone verification services business

Through the merger of SK Planet’s location-based services business and mobile phone verification services business into SK Telecom, the Company seeks to provide a solid base for continued growth, especially in the next generation platform business, and SK Planet plans to further concentrate its resources on its commerce business. The spin-off and merger was effective as of April 5, 2016 and was registered as of April 7, 2016. SK Planet is a wholly-owned subsidiary of the Company, and as the Company did not issue any new shares in connection with the merger, there was no change in the share ownership of the Company.

(18)	Establishment of Hana-SK Fintech Corporation

In order to provide an everyday finance platform, the Company entered into a joint venture agreement with Hana Financial Group, in accordance with the resolution of the Company’s board of directors on July 28, 2016. Combining the Company’s leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation plans to provide innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services. SK Telecom holds a 49% equity stake in the joint venture, and Hana Financial Group holds the remaining 51%. Service of the everyday finance platform Finnq officially launched in the third quarter of 2017.

(19)	Capital contribution of shares of NSOK for new shares of SK Telink Co., Ltd. (“SK Telink”)

On October 25, 2016, the Company made a capital contribution of all shares of NSOK owned by the Company to SK Telink in exchange for 219,967 newly issued shares of SK Telink, which resulted in an increase of the Company’s equity interest in SK Telink to 85.86%.

(20)	Acquisition of shares of SM Mobile Communications

In October 2016, the Company transferred the media platform businesses Hotzil and 5Ducks to SM Mobile Communications in exchange for 1,200,000 shares of SM Mobile Communications. As a result, the Company owned a 46.2% equity interest in SM Mobile Communications as of September 30, 2017.

(21)	Exchange of shares of SK Communications

On November 24, 2016, the Company’s board of directors resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications. The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications. In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

(22)	Acquisition of shares of Iriver Ltd.

The Company acquired 4,699,248 shares of its subsidiary Iriver Ltd. at a purchase price of Won 5,320 in connection with a capital contribution. The Company’s equity interest in Iriver Ltd. following the acquisition is 45.9%. See “Report on Important Business Matters (Decision on Capital Increase)” filed on July 17, 2017 by Iriver Ltd. for more information.

(23)	Acquisition of newly issued shares of SK China Company Limited (“SK China”)

On July 28, 2017, the Company acquired newly issued shares of SK China to find investment opportunities in ICT and other promising areas of growth in China. In exchange for newly issued shares of SK China, the Company contributed its full equity interest in each of SKY Property Management Limited (“SKY”) and SK Industrial Development China Co., Ltd. (“SK IDC”) as well as cash, equal to the following amounts: 1) SKY stock: USD 276,443,440.64, 2) SK IDC stock: USD 108,072,007.67 and 3) Cash: USD 100,000,000.00. As a result of the acquisition, the Company holds 10,928,921 shares and a 27.27% of equity interest in SK China. See “Report on Decision on Acquisition of SK China Shares” filed by the Company on July 28, 2017 for more information about this transaction.

(24)	Exchange of shares of SK Telink

On September 28, 2017, the Company disclosed a resolution approving the payment of cash consideration in lieu of the issuance of shares of SK Telecom in an exchange of shares of SK Telink. The amount of cash consideration was based on a share exchange ratio of 1:1.0687714. The exchange is expected to take place on December 14, 2017, upon which exchange SK Telink will become a wholly-owned subsidiary of the Company.

[SK Broadband]

(1)	Share Exchange

On March 20, 2015, the board of directors of SK Broadband resolved to approve the comprehensive exchange of shares of SK Broadband for shares of the Company. The share exchange was approved at the extraordinary meeting of shareholders held on May 6, 2015. Subsequent to the share exchange, the Company became the parent company of SK Broadband with 100% ownership and remained a listed corporation on the KRX KOSPI Market, and SK Broadband became a wholly-owned subsidiary of the Company and was delisted from the KRX KOSDAQ Market. There was no change in the share ownership interest of the Company’s existing shareholders or the Company’s management in connection with the Share Exchange.

(2)	Merger among Subsidiaries and Affiliates

On July 29, 2015, the board of directors of SK Broadband approved the acquisition of SK Planet’s Hoppin business through a spin-off and subsequent merger transaction pursuant to Article 530-2 of the Korean Commercial Code, with both SK Broadband and SK Planet remaining as existing companies. The spin-off and subsequent merger were effective as of September 1, 2015, and on the same day, SK Broadband issued 2,501,125 new common shares resulting from the merger, allotting 0.0349186 common shares of SK Broadband per one common share of SK Planet to SK Telecom, SK Planet’s sole shareholder.

(3)	Merger with CJ HelloVision

On November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision such that CJ HelloVision would be the surviving entity and SK Broadband would be the non-surviving entity. The largest shareholder of the merged entity would be SK Telecom with an equity interest of 78.35%. On February 26, 2016, the entry into the merger agreement was resolved as proposed by SK Broadband’s shareholders.

On July 25, 2016, SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger. On July 27, 2016, SK Broadband’s board of directors resolved to terminate the merger agreement as proposed. Subsequently, the merger agreement is no longer effective and all procedures related to the merger, including the issuance of new shares, were terminated.

(4)	Establishment of a subsidiary

On May 23, 2017, SK Broadband’s board of directors resolved to approve the establishment of a subsidiary. On June 5, 2017, SK Broadband established Home&Service Co., Ltd. (“Home&Service”), a subsidiary responsible for the management of customer service operations, in order to enhance SK Broadband’s competitiveness by strengthening its customer service and strategically developing its home Value Delivery channel and to create quality jobs. Home&Service was incorporated by SK Broadband under the Korean Commercial Code. The subsidiary was capitalized at Won 46 billion (9,200,000 shares with par value of Won 5,000 per share), and SK Broadband holds a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on July 1, 2017, from which arises a duty to report to the Fair Trade Commission.

[SK Planet]

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company, a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013. In connection with the capital contribution and merger, SK Planet issued 12,927,317 of its common stock to SK Telecom.

On April 22, 2013, the board of directors of SK Planet resolved to merge Madsmart, Inc., its wholly-owned subsidiary, into SK Planet to enhance the competitiveness of its platform business and provide faster service to customers by merging the ICT capabilities of the two companies. The merger was effective as of June 1, 2013 and SK Planet did not issue any new shares in connection with the merger.

On May 29, 2015, the board of directors of SK Planet resolved to spin off its cloud streaming division on July 1, 2015 in order to strengthen its business capabilities and expand overseas. The spin-off ratio was 0.9821740 for the surviving company to 0.0178260 for the newly-established company, and the capital reduction ratio was 1.7825968%.

On July 29, 2015, the board of directors of SK Planet resolved to spin off its Hoppin business, which was merged into SK Broadband on September 1, 2015, in order to unify capabilities within the business and maximize synergies to improve its competitive power in the Korean and international mobile media market. SK Planet issued 2,501,125 new common shares in connection with this transaction, and the merger ratio between SK Planet and SK Broadband was 0.0349186:1.

On December 29, 2015, the board of directors of SK Planet resolved to merge Commerce Planet Co., Ltd., its wholly-owned subsidiary, into SK Planet to generate synergies by uniting capabilities to promote its commerce business. The merger was effective as of February 1, 2016, and SK Planet did not issue any new shares in connection with the merger.

Effective as of March 1, 2016, SK Planet spun off its platform business and T Store business in order to enhance the competitiveness of each business for future growth.

Effective as of April 5, 2016, SK Planet spun off its location-based services business and mobile phone verification services business and merged them into the Company in order to further concentrate its resources on its commerce business.

On May 29, 2017, the board of directors of SK Planet resolved to transfer the operations and assets related to its BENEPIA business for Won 7.5 billion to SK M&Service Co., Ltd. as of July 1, 2017.

Effective as of October 1, 2017, SK Planet spun off its advertising agency business in order to strengthen the competitiveness of the business for future growth.

On July 17, 2017, the board of directors of SK Planet resolved to sell 100% of its shares of SM Contents & Communications, a newly established company resulting from the spin off of SK Planet’s advertising agency business, to SM Culture & Contents Co., Ltd. to further concentrate business capabilities and efficiently allocate management resources. The closing date of this transaction was October 24, 2017.

[SK Telink]

(1)	Acquisition of shares of NSOK

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of NSOK owned by SK Telecom. On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of NSOK, pursuant to which NSOK became a wholly-owned subsidiary of SK Telink.

In accordance with the resolution of its board of directors on April 12, 2017, SK Telink acquired 525,824 additional shares of NSOK pursuant to a rights offering for an aggregate amount of Won 40.0 billion (or Won 76,071 per share), resulting in SK Telink’s ownership of 1,012,459 shares (a 100% equity interest) of NSOK.

(2)	Comprehensive exchange of shares

On September 28, 2017, SK Telink’s board of directors approved a comprehensive exchange of shares with SK Telecom, pursuant to which SK Telecom would acquire SK Telink’s remaining outstanding shares for cash consideration in lieu of issuance of shares of SK Telecom. The share exchange agreement was subsequently approved at the extraordinary general meeting of shareholders held on November 9, 2017.

Following the exchange, there were no changes to SK Telecom’s share ownership interest level or to management structure, and SK Telecom and SK Telink will remain as corporate entities. SK Telink became a wholly-owned subsidiary of SK Telecom and remains as an unlisted corporation, while SK Telecom remains as a listed corporation.

ø	See “Report on Cash Consideration for Shares of SK Telink Co., Ltd.” filed on September 29, 2017 for more information about this transaction.

[SK Communications]

(1)	Disposition of the Cyworld service

Pursuant to the resolution of its board of directors on March 6, 2014, SK Communications sold its Cyworld service and certain related assets to Cyworld Co., Ltd. for Won 2.8 billion on April 8, 2014.

(2)	Change in the largest shareholder

On September 24, 2015, SK Telecom and SK Planet entered into a share transfer agreement to transfer all of the shares of SK Communications held by SK Planet to SK Telecom. The agreement became effective on October 1, 2015, making SK Telecom the largest shareholder of SK Communications.

(3)	Comprehensive share exchange

Pursuant to the resolution of its board of directors on November 24, 2016, SK Communications entered into a comprehensive share exchange agreement with SK Telecom on November 25, 2016. Upon the consummation of the share exchange on February 7, 2017, SK Communications became a wholly-owned subsidiary of SK Telecom.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile wing of SK Networks. On the same day, the board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd (“LCNC”). The acquisitions were completed on April 30, 2014 at a purchase price of Won 124.5 billion for the assets acquired from SK Networks and a purchase price of Won 10 billion for the assets acquired from LCNC.

[NSOK]

On March 31, 2015, NSOK acquired the unmanned electronic security business of Joeun Safe to expand its unmanned security business The acquisition cost, which had been reported on January 5, 2015 as Won 19.4 billion, was subject to adjustment depending on the customer transfer rate. The final acquisition cost was determined to be Won 16.9 billion.

[Iriver]

(1)	Merger of Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Iriver decided to merge with Iriver CS, its wholly-owned subsidiary, with Iriver as the surviving entity. The merger was completed based on the merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively.

(2)	New Establishment of groovers Japan Co. Ltd. (“groovers Japan”)

On February 25, 2015, Iriver newly established its overseas subsidiary, groovers Japan, for the purpose of strengthening new business opportunities in Japan.

(3)	Acquisition of shares of S.M. Life Design Company Japan Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Iriver approved a contract to acquire a total of 1,000,000 shares of S.M. Life Design Company Japan Inc. (a 100% equity interest) from S.M. Entertainment Japan Co., Ltd. with the purposes of entering foreign markets and maximizing business synergy. Iriver acquired control of S.M. Life Design Company Japan Inc. upon its completion of payment for the shares on September 1, 2017.

[SK M&Service]

(1) Acquisition of SK Planet’s BENEPIA business

Pursuant to the resolutions of its board of directors and its extraordinary shareholders meeting held on May 29, 2017, SK M&Service decided to acquire SK Planet’s BENEPIA business (including agency service for the Flexible Benefit Plan and related tangible and intangible assets, goodwill, systems, etc.) for Won 7.5 billion on July 1, 2017.

E.	Other Important Matters related to Management Activities

[SK Telecom]

(1)	Issuance of bonds

On May 14, 2014, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 3.301% and a maturity date of May 14, 2019), Won 150 billion (with an annual interest rate of 3.637% and a maturity date of May 14, 2024), Won 50 billion (with embedded options, an annual interest rate of 4.725% and a maturity date of May 14, 2029), and Won 50 billion (with embedded options, an annual interest rate of 4.72% and a maturity date of May 14, 2029).

On October 28, 2014, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 160 billion (with an annual interest rate of 2.53% and a maturity date of October 28, 2019), Won 150 billion (with an annual interest rate of 2.66% and a maturity date of October 28, 2021), and Won 190 billion (with an annual interest rate of 2.82% and a maturity date of October 28, 2024).

On February 26, 2015, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.40% and a maturity date of February 26, 2022, Won 150 billion (with an annual interest rate of 2.49% and a maturity date of February 26, 2025), and Won 50 billion (with an annual interest rate of 2.61% and a maturity date of February 26, 2030).

On July 17, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 90 billion (with an annual interest rate of 1.89% and a maturity date of July 17, 2018), Won 70 billion (with an annual interest rate of 2.66% and a maturity date of July 17, 2025), Won 90 billion (with an annual interest rate of 2.82% and a maturity date of July 17, 2030), and Won 50 billion (with an annual interest rate of 3.40% and a maturity date of July 17, 2030).

On November 30, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 80 billion (with an annual interest rate of 2.073% and a maturity date of November 30, 2018), Won 100 billion (with an annual interest rate of 2.550% and a maturity date of November 30, 2025), Won 70 billion (with an annual interest rate of 2.749% and a maturity date of November 30, 2035), and Won 50 billion (with embedded options, an annual interest rate of 3.100% and a maturity date of November 30, 2030).

On March 4, 2016, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 70 billion (with an annual interest rate of 1.651% and a maturity date of March 4, 2019), Won 100 billion (with an annual interest rate of 1.802% and a maturity date of March 4, 2021), Won 90 billion (with an annual interest rate of 2.077% and a maturity date of March 4, 2026), and Won 80 billion (with an annual interest rate of 2.243% and a maturity date of March 4, 2036).

On June 3, 2016, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 1.621% and a maturity date of June 3, 2019), Won 50 billion (with an annual interest rate of 1.709% and a maturity date of June 3, 2021), Won 120 billion (with an annual interest rate of 1.973% and a maturity date of June 3, 2026), and Won 50 billion (with an annual interest rate of 2.172% and a maturity date of June 3, 2031).

On April 25, 2017, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 60 billion (with an annual interest rate of 1.925% and a maturity date of April 25, 2020), Won 120 billion (with an annual interest rate of 2.168% and a maturity date of April 25, 2022), Won 100 billion (with an annual interest rate of 2.552% and a maturity date of April 25, 2027), and Won 90 billion (with an annual interest rate of 2.649% and a maturity date of April 25, 2032).

(2)	Issuance of hybrid securities

In June 2013, the Company issued Won 400 billion principal amount of hybrid securities in the form of unguaranteed subordinated bonds with an annual interest rate of 4.21%, which is based on the five-year Korean government bond yield plus a spread. An additional spread of 0.25% is payable beginning ten years from the date of issuance and an additional spread of 0.75% is payable after 25 years from the date of issuance. The Company classified the hybrid securities as equity, as there is no contractual obligation to deliver financial assets to the bondholders. The maturity date of the hybrid securities is June 7, 2073, which can be extended by the Company without any notice or announcement.

[SK Broadband]

SK Broadband acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for its broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved the purchase of subscriberships, SK Broadband did not believe that such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on its business, and therefore decided that such acquisitions did not require resolutions of its shareholders.

3.	Total Number of Shares

A.	Total Number of Shares

(As of September 30, 2017)		(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	10,136,551	—	10,136,551	—
VI. Number of shares outstanding (IV-V)	70,609,160	—	70,609,160	—

B.	Treasury Shares

(1)	Acquisitions and dispositions of treasury shares

(As of September 30, 2017)	(Unit: in shares)

			Type of shares	At the beginning of period	Changes			At the end of period
Acquisition methods					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market Direct over- the-counter acquisition	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total			Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—

4.	Status of Voting Rights

(As of September 30 2017)	(Unit: in shares)

Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	10,136,551	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	70,609,160	—
	Preferred share	—	—

5.	Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 31st General Meeting of Shareholders held on March 20, 2015.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 378th Board of Directors’ Meeting on July 23, 2015.

(3)	Distribution of cash dividends was approved during the 32nd General Meeting of Shareholders held on March 18, 2016.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 393rd Board of Directors’ Meeting on July 28, 2016.

(5)	Distribution of cash dividends was approved during the 33rd General Meeting of Shareholders held on March 24, 2017.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 404th Board of Directors’ Meeting on July 28, 2017.

B.	Dividends for the Last Three Fiscal Years

	(Unit: in millions of Won, except per share values and percentages)
Classification		As of and for the three months ended September 30, 2017	As of and for the year ended December 31, 2016	As of and for the year ended December 31, 2015
Par value per share (Won)		500	500	500
(Consolidated) Net income		2,009,849	1,675,967	1,518,604
Net income per share (Won)		28,345	23,497	20,988
Total cash dividend		70,609	706,091	708,111
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		3.5	42.1	46.6
Cash dividend yield ratio (%)	—	0.4	4.3	4.6
	—	—	—	—
Stock dividend yield ratio (%)	—	—	—	—
	—	—	—	—
Cash dividend per share (Won)	—	1,000	10,000	10,000
	—	—	—	—
Stock dividend per share (share)	—	—	—	—
	—	—	—	—

*	Net income per share means basic net income per share. The cash dividend per share amounts include the respective interim cash dividend per share amounts.

II.	BUSINESS

1.	Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services and Internet portal services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Maintenance of switching stations

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol, Mobile Virtual Network Operator (“MVNO”) business and automated security services

Other business	SK Planet Co., Ltd.	Various platform services such as 11th Street, Syrup, OK Cashbag in the commerce area
	SK TechX Co., Ltd.	Develop and supply system software for SK Telecom
	Onestore Co., Ltd.	Operate app store
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	SK M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	Iriver Ltd.	Audio and video device manufacturing
	SK Planet America LLC	System software development, distribution and investments
	Shopkick Management Company, Inc.	System software development, distribution and investments
	Atlas Investment	Investments

[Wireless Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly.

In the first half of 2014, wideband LTE-A service was commercialized and on December 29, 2014, tri-band LTE-A service with a maximum speed of 300 Mbps was also commercialized. Since June 2017, through the commercialization of 5band CA technology, which is considered the final stage of LTE development, we have provided 4.5G service at the speed of 700Mbps to 900Mbps. Such achievements were the building blocks towards the Company’s LTE penetration reaching 74.8% as of September 30, 2017.

B.	Growth Potential

(Unit: in 1,000 persons)

Classification		As of September 30,	As of December 31,
		2017	2016	2015
Number of subscribers	SK Telecom	26,748	26,428	25,928
	Others (KT, LGU+)	28,104	27,018	26,088
	MVNO	7,393	6,841	5,921
	Total	62,245	60,287	57,937

*	Source: Wireless subscriber data from the Ministry of Science and ICT (“MSIT”) as of September 30, 2017.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the business-to-business segment, which creates added value by selling and developing various solutions. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Set forth below is the historical market share of the Company.

(Unit: in percentages)

Classification	As of September 30,	As of December 31,
	2017	2016	2015	2014
Mobile communication services	48.45	49.09	49.41	50.22

*	Source: MSIT website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. As a result, in the third quarter of 2017, the Company recorded Won 4.4 trillion in revenue and Won 392.4 billion in operating income on a consolidated basis and Won 3.2 trillion in revenue and Won 420.7 billion in operating income on a separate basis. In particular, the number of subscribers subscribing to “Band Data” plans, which was launched in the second quarter of 2015, has continued to steadily increase in 2017, which in turn led to an increase in data usage. The success of Luna, a smartphone launched in September 2015 that was designed to run exclusively on the Company’s networks, led to the launch of various other relatively low-priced devices and became an example of successfully targeting a niche market.

By continuing to be innovative in developing core competencies, the Company has more firmly established its position as the market leader in wireless telecommunications. The competitive environment of the wireless telecommunications industry has become more focused on retention. In the third quarter of 2017, the average monthly churn rate was 1.4%. The number of subscribers (including MVNO subscribers) as of September 30, 2017, was 30.2 million, an increase of approximately 170,000 since June 30, 2017. In particular, the number of smartphone subscribers as of September 30, 2017, was 22.7 million, an increase of approximately 320,000 since December 31, 2016, propelled by 22.6 million LTE subscribers, solidifying the Company’s market leadership. In addition, the Company continued to sell products targeted towards second devices such as the T Kids’ phone – Joon and T Outdoor, which the Company believes shows a level of demand that can potentially lead to growth of the lifestyle enhancement platform.

Following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial wideband LTE-A services in June 2014. The Company launched tri-band LTE-A services in December 2014 and 5band 4.5G services in June 2017. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services and full high definition mobile IPTV streaming services, the Company plans to provide an innovative user experience, enhance customer satisfaction and increase profitability.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 20 years, 20 years and 18 years, respectively. The Company received the highest level of evaluation in 2016 by the Korea Commission for Corporate Partnership for the fifth consecutive year and was selected for the commission’s Honored Corporation Award, demonstrating the Company’s efforts to be fair and law-abiding in its path towards creating a New ICT ecosystem.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, ‘SK 7Mobile,’ which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

The Korean fixed-line services industry is marked by a relatively low level of economic sensitivity and high level of market concentration, as the government is highly selective in granting telecommunications business licenses. The competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+. Growing competition within the industry has promoted rapid technological evolution, including the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications. In general, the fixed-line and wireless services markets have been characterized by relatively high profitability, cash flows and financial stability.

In the backdrop of increasing regulation in the fixed-line industry, competition to provide Giga services has intensified and the growth of high-speed internet subscribers has slowed. It is currently expected that the rate of increase of IPTV subscribers will decrease, among others, due to the conversion to digital broadcasting. In order to differentiate itself from its competitors, the Company believes that it will need to provide customers with high quality media content on its IPTV platform. Additionally, the Company expects increased demand for ultra-high definition broadcasting. Such changing trends of broadcasting consumption present opportunities to incorporate the Company’s IoT, cloud and big data technologies into the Company’s home platform business to achieve new growth. The Company plans to increase its subscriber base by providing differentiated services and focusing on marketing strategies centered around high value services such as Giga services and ultra-high definition broadcasting services.

B.	Growth Potential

(Unit: in 1,000 persons for high-speed Internet and fixed-line telephone, in 1,000 terminals for IPTV)

Classification		As of September 30,	As of December 31,
		2017	2016	2015
Fixed-line Subscribers	High-speed Internet	21,114	20,556	20,025
	Fixed-line telephone	15,260	15,746	16,341
	IPTV (real-time)	13,314	11,850	10,992

*	Source: MSIT website.
*	Number of IPTV subscribers as of September 30, 2017 is the average number of IPTV subscribers in the first six months of 2017 based on MSIT announcements on November 9, 2017.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are comparatively less sensitive to cyclical economic changes as such services have become more of a necessity and the market has matured. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

D.	Market Shares

Set forth below is the historical market share of the Company.

(Unit: in percentages)

Classification	As of September 30,	As of December 31,
	2017	2016	2015
High-speed Internet (including resales)	25.6	25.3	25.1
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	16.9	16.9	17.1
IPTV	30.6	30.7	30.5

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*	The number of IPTV subscribers was taken from data announced by the MSIT on November 9, 2017, and the number of IPTV subscribers as of September 30, 2017, was calculated using the average number of subscribers for the first six months of 2017.

E.	Business Overview and Competitive Strengths

For the nine months ended September 30, 2017, we recorded Won 2,212 billion in revenue, Won 89.3 billion in operating income and Won 10.8 billion in profit for the period for our fixed-line business. Our revenue increased by 1.2% in the third quarter of 2017 to Won 760 billion compared to the same period in 2016, primarily due to an increase in the number of IPTV subscribers and an increase in sales of paid-for contents. We recorded Won 29.8 billion in operating income. While operating income for the third quarter of 2017 decreased compared to the previous quarter due to increases in marketing expense and commission fees, our revenue increased compared to the previous quarter due to the steady growth of revenue from our IPTV business as a result of increases in IPTV subscribers and platform sales, as well as increased sales from our high-speed internet business and our expanded fixed-line network. Without the effect of one-time costs associated with the establishment of Home&Service in the previous quarter, we achieved a net profit for the quarter as well as the nine months ended September 30, 2017. As of September 30, 2017, the number of subscribers to each of our high-speed internet, fixed-line telephones (including VoIP) and IPTV services was 5.40 million, 4.16 million and 4.29 million, respectively.

In comparison to the previous quarter, net additions of our high-speed internet and IPTV subscribers increased by 75% to 59,000 and 20% to 117,000, respectively, primarily due to the launch of Home&Service, which revitalized our marketing capacity by expanding new distribution channels and strengthening customer retention. In addition, sales from high-end products such as Giga and UHD accounted for more than 25% and 40%, respectively, of our respective subscriber based, contributing to a shift towards a stronger high-tier subscriber base.

Our IPTV business has continued to grow due to increases in the number of subscribers and the average revenue per subscriber, which are key performance indicators. In particular, the number of subscribers of the mobile media platform Oksusu increased by 630,000 to a total of 8.1 million in the third quarter of 2017. We plan to continue to strengthen the competitiveness of our fixed-line and wireless media platforms by launching new products and services while furthering our efforts for contents differentiation by developing original contents and launching major overseas channels.

In our corporate business, revenues for the third quarter of 2017 increased slightly compared to the previous quarter, while the proportion of revenues from our Core & Growth business continues to grow.

SK Telink, a provider of international telecommunications service, has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed the Company to expand its international calling services to fixed-line international calling services. In 2005, SK Telink obtained a license to operate VoIP services and local calling value-added services to develop into a versatile fixed-line telecommunications service provider. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business, including international and long-distance calling services, value-added services for local calling and B2B services, and video conference call services while aiming to satisfy the diverse needs of customers by providing quality solutions at reasonable prices.

[Other Business]

A.	Industry Characteristics

As the number of smartphones distributed in Korea exceeds 40 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, Onestore). Platform businesses are evolving and expanding globally.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity with which to utilize this database and provide differentiated services to customers.

B.	Growth Potential

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continue to increase as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

C.	Domestic and Overseas Market Conditions

(1)	Commerce markets

The Company expects that online/mobile commerce markets will continue to grow due to the growth potential of the Internet shopping population, the strengthening of online business models by off-line operators, and the rapid rise of mobile commerce. Recently, due to the widespread use of smartphones and social media, the commercialization of location-based services and the development of big data technology, online to offline (or, O2O) business, which is a concept of attracting customers to offline stores using online and mobile environments, is being highlighted as a new field in the online commerce market industry as new business models continue to emerge.

(2)	Digital contents

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

D.	Business Overview and Competitive Strengths

The Company plans to expand its platform ecosystem in operating its commerce business which includes marketplace and O2O businesses, such as 11th Street, Syrup and OK Cashbag, thereby ultimately increasing its enterprise value.

(1)	Commerce business

11th Street, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market. Furthermore, 11th Street has established itself as the domestic market leader in mobile commerce, following its successful entry into and rapid growth in this market. Growth plans involving overseas joint ventures based on 11th Street’s business expertise have resulted in the successful launch of an open online commerce market in Turkey in partnership with Doğuş Group in March 2013. In Indonesia, an open market service was launched in March 2014 through collaboration with PT XL Axiata Tbk, a wireless telecommunications company in Indonesia. In October 2014, SK Planet and Celcom Axiata Berhad, which is a leading telecommunications service provider in Malaysia, established a joint venture, Celcom Planet, and launched online commerce services tailored to the Malaysian market in April 2015. 11th Street is not only actively engaged in operating such business in Malaysia, but has also launched its service in Thailand in February 2017.

Syrup is a consumer-oriented commerce service with the goal of minimizing its customers’ time and efforts while maximizing the economic benefits by providing information about coupons and events based on time, place and occasion. To achieve this goal, Syrup combines location-based services, such as geo-fencing, a virtual perimeter technology using a global positioning system (or, GPS) and Bluetooth Low Energy (or, BLE), with big data analysis of consumption patterns. Syrup’s business partners can benefit from cost-effective marketing through Syrup by utilizing statistics and analysis regarding consumers’ frequency of visits, preferred products, and consumption patterns.

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry. The Company is continuing to develop its service in light of market conditions and customers’ needs to enhance its customers’ perception of point value and is reviewing and pursuing various plans to develop OK Cashbag into a service that goes beyond a mileage program that leverages the key competitiveness of OK Cashbag such as its platform and partnership network.

(2)	Location-based services

T-Map Navigation provides map, local information, real-time traffic information and navigation services. T-Map Navigation is one of the leading location-based service platforms in Korea. By entering the Online to Offline service area with T map Taxi, T map Public Transportation and others, the Company is expanding its mobile platform foundation that connects day to day life. The Company has continued to secure subscribers by differentiating its product T map x NUGU as a unique “artificial intelligence driving assistant.” The Company has also focused on providing effective “info-tainment” platforms to commercial vehicle businesses as well as providing localized content, including region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

(3)	Digital contents

Onestore, an application platform launched in 2016 through a joint venture between SK Telecom, KT, LG U+ and Naver’s app store, launched Onestore 2.0, which showcases the particular benefits of the application platform. The Company intends to further develop Onestore into a personalized gateway and mobile playground through enhanced product and brand competitiveness, expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

(4)	Social networking services (“SNS”) and Internet portal services

The Company’s instant messenger service, “Nate-On,” had a market share of 16.1% in the instant messenger market in Korea with 2.5 million net users during the month of September 2017. “Nate,” the Company’s Internet search portal service, realized a page-view market share of 4.0% as of September 30, 2017. (Source: Korean Click, based on fixed-line access)

2.	Updates on Major Products and Services

(Unit: in millions of Won and percentages)

Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, Band Data and others	9,876,835 (76%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv , 00700 international call, 7Mobile and others	2,019,808 (16%)
Other	SK Planet Co., Ltd., SK TechX Co., Ltd., Onestore Co., Ltd., SK Communications Co., Ltd., M&Service Co., Ltd., SKP America, LLC, Shopkick Mgmt. Co., Ltd.	Internet portal service and e-commerce	11th Street, OK Cashbag, NATE, Onestore and others	1,126,054 (8%)
Total				13,022,697 (100%)

[Wireless Business]

As of September 30, 2017, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. As of September 30, 2017, broadband Internet and TV services comprised 62.4% of SK Broadband’s revenue, 12.8% of telephony services, 23.2% of corporate data services and 1.6% of other telecommunications services. Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long term contracts, changes in equipment costs and competition between companies.

[Other Business]

Set forth below are major products and services of the Company’s material consolidated subsidiaries.

Business	Item	Major Trademarks
Platform	ICT services, new media services, advertisement services, telecommunications sales, e-commerce and others	Syrup, Onestore, 11th Street, OK Cashbag and others
Advertisement (Display, Search)	Online advertisement services	Nate, Nate-On
Contents and others	Pay content sales and other services	Nate, Nate-On

3.	Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)

Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount		Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Nine months ended September 30, 2017	Network, systems and others	Capacity increase and quality improvement; systems improvement	20,000		10,046	—
Total					20,000	*	10,046	—

*	On February 3, 2017, the Company disclosed its 2017 capital expenditure budget.

B.	Future Investment Plan

(Unit: in 100 millions of Won)

Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2017	2018	2019
Network/Common	Network, systems and others	20,000	20,000	To be determined	To be determined	Upgrades to the existing services and expanded provision of services including wideband LTE-A
Total		20,000	20,000	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress

For the nine months ended September 30, 2017, the Company spent Won 465.6 billion for capital expenditures as set out below, including the investment of Won 163.3 billion to expand subscriber networks. The Company expects to spend additional amounts to strengthen the competitiveness of its infrastructure and media platform.

(Unit: in 100 millions of Won)

Business	Classification	Investment period	Subject of investment	Investment effect	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	Nine months ended September 30, 2017	Backbone and subscriber network/ others	Expand subscriber networks and facilities	1,861	To be determined
Telephone					48
Television					1,120
Corporate Data				Increase leased- line and integrated information system	829
Others				Expand networks and required space	798
Total					4,656

4.	Revenues

(Unit: in millions of Won)

Business	Sales type	Item		For the nine months ended September 30, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Wireless	Services	Mobile communication	Export	15,011	17,393	15,035
			Domestic	9,861,824	12,987,516	13,254,243
			Subtotal	9,876,835	13,004,909	13,269,278
Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export	56,789	92,630	94,387
			Domestic	1,963,019	2,558,563	2,400,186
			Subtotal	2,019,808	2,651,193	2,494,573
Other	Services	Display and Search ad., Content	Export	25,785	42,205	53,622
			Domestic	1,100,269	1,393,509	1,319,261
			Subtotal	1,126,054	1,435,714	1,372,883
Total			Export	97,585	152,228	163,044
			Domestic	12,925,112	16,939,588	16,973,690
			Total	13,022,697	17,091,816	17,136,734

(Unit: in millions of Won)

For the nine months ended September 30, 2017	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	11,072,955	2,573,392	1,382,115	15,028,462	(2,005,765)	13,022,697
Internal sales	1,196,120	553,584	256,061	2,005,765	(2,005,765)	—
External sales	9,876,835	2,019,808	1,126,054	13,022,697	—	13,022,697
Operating income (loss)	1,333,587	121,314	(228,723)	1,226,178	—	1,226,178
Profit (loss) for the period	2,476,697
Total assets	25,622,005	4,059,839	2,587,762	32,269,606	(345,780)	31,923,826
Total liabilities	10,492,416	2,511,543	1,151,549	14,155,508	292,233	14,447,741

5.	Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency swap contracts under cash flow hedge accounting as of September 30, 2017 are as follows:

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 – Jul. 20, 2027
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	Foreign currency risk	Cross currency swap	Standard Chartered and nine other banks	Nov. 1, 2012 – May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	Foreign currency risk	Cross currency swap	BNP Paribas and three other banks	Jan. 17, 2013 – Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Korea Development Bank and others	Oct. 29, 2013 – Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated loan face value of US$57,535,000)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022
Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 49,000 million)	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 20, 2016 – Dec. 20, 2021
January 30, 2017	Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 32,667 million)	Interest rate risk	Interest rate swap	Korea Development Bank	Nov. 10, 2016 – Jul. 30, 2019
March 31, 2017	Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 30,000 million)	Interest rate risk	Interest rate swap	Korea Development Bank	March 31, 2017 – March 31, 2020

B.	Treatment of Derivative Instruments on the Balance Sheet

As of September 30, 2017, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(Unit: in millions of Won; in thousands of foreign currencies)

	Fair value
	Cash flow hedge
Hedged item	Accumulated gain (loss) on valuation of derivatives	Tax effect	Foreign currency translation loss (gain)	Others(*1)	Trading purposes	Total
Current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	(13,570)	(4,333)	39,008	—	—	21,105
Non-current assets:
Structured bond (face value of Won 50,000 million)	—	—	—	—	8,563	8,563
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	(59,508)	(18,999)	1,174	129,806	—	52,473
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	(5,671)	(1,811)	18,857	—	—	11,375
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$57,535,000)	(3,397)	(1,084)	5,125	—	—	644
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000,000)	(4,585)	—	25,280	—	—	20,695
Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 49,000 million)	96	—	—	—	—	96
Total assets:						114,951

Current liabilities:
Fixed-to-fixed cross currency swap (Australian dollar denominated bonds face value of AUD 300,000,000)	2,103	671	(65,177)	—	—	(62,403)

Non-current liabilities:
Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 32,667 million)	(1)	—	—	—	—	(1)
Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 30,000 million)	(288)	(91)	—	—	—	(379)

Total liabilities:						(62,783)

(*)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2015.

6.	Major Contracts

[SK Telecom]

(Unit: in 100 millions of Won)

Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount
Real Estate	SK Broadband Co., Ltd.	February 1, 2017	January 31, 2020	Namsan Office Building Lease Contract	63
Real Estate	Kyowon Kumon Corp.	August 22, 2017	September 20, 2017	Disposal Contract of idle lots in Euljiro 2, 18-9	18
Real Estate	Multiple	March 15, 2017	December 28, 2017	Contracts relating to land acquisitions (7)	82

Subtotal					163

[SK Broadband]

Below are SK Broadband’s contracts related to its telecommunications equipment. In addition to the below, SK Broadband also has entered into various real estate rental agreements.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	Automatically renewed for two years at a time unless specific amendments are requested
KEPCO	Provision of electric facilities	From Nov. 2016 to Nov. 2017 (Unless special reasons arise, the usage period will be renewed annually)	Use of electricity poles
Seoul City Railway	Use of telecommunication line conduits	From Jan. 2015 to Dec. 2017	Use of railway telecommunication conduit (Serviced areas to expand)
Busan Transportation Corporation	Use of telecommunication line conduits	From August 1, 2017 to July 31, 2019 (Renewed two year contract upon completing evaluation of usage unit price)	Use of railway telecommunication conduit
Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013 (Renewal in progress, currently in discussion to decide usage unit price, future plans to enter into a contract)	Use of railway telecommunication conduit (Serviced areas to expand)
Gwangju City Railway	Use of telecommunication line conduits	From Sept. 2010 to Dec. 2012 (Renewal in progress, in the completion stage of transitioning to private network system, currently reviewing whether to renew contract at the end of 2016)	Use of railway telecommunication conduit (Service lease)

*	Renewal is in progress after negotiation of lower usage fees.

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Kakao Corp.	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

*	SK Communications and Kakao Corp. have agreed not to publicly disclose the contract period with respect to the contract with Kakao Corp.

7.	R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)
Category	For the nine months ended September 30, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015	Remarks
Raw material	982	659	1,267	—
Labor	107,399	116,108	68,969	—
Depreciation	105,770	125,827	147,577	—
Commissioned service	50,759	54,714	37,001	—
Others	39,565	53,785	67,888	—
Total R&D costs	304,475	351,093	322,702	—
Sales and administrative expenses	295,613	344,787	315,790	—
Accounting
Development expenses (Intangible assets)	8,862	6,306	6,912	—
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.34%	2.05%	1.88%	—

8.	Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company’s Brand Management Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates ‘Comm.ON,’ an intranet system to manage the development, registration and licensing of brands.

B.	Business-related Intellectual Property

[SK Telecom]

As of September 30, 2017, the Company holds 5,326 Korean-registered patents and 1,382 foreign-registered patents. The Company holds 810 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T.” The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of September 30, 2017, SK Broadband holds 402 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of September 30, 2017, SK Planet held 2,450 registered patents, 126 registered design marks, 1,292 registered trademarks and eight copyrights (including those held jointly with other companies) in Korea. It also holds 153 U.S.-registered patents, 101 Chinese-registered patents, 73 Japanese-registered patents, 42 E.U.-registered patents (all including patents held jointly with other companies) and 363 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of September 30, 2017, SK Communications held 93 registered patents, 26 registered design rights and 506 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

III.	FINANCIAL INFORMATION

1.	Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of September 30, 2017, December 31, 2016 and December 31, 2015 and for the nine months ended September 30, 2017 and 2016 and the years ended December 31, 2016 and 2015. The Company’s audited consolidated financial statements as of September 30, 2017 and December 31, 2016 and for the nine months ended September 30, 2017 and 2016, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of September 30, 2017	As of December 31, 2016	As of December 31, 2015
Assets
Current Assets	6,008,289	5,996,628	5,160,242
• Cash and Cash Equivalents	1,447,178	1,505,242	768,922
• Accounts Receivable – Trade, net	2,128,250	2,240,926	2,344,867
• Accounts Receivable – Other, net	1,004,635	1,121,444	673,739
• Others	1,428,226	1,129,016	1,372,714
Non-Current Assets	25,915,537	25,301,035	23,421,145
• Long-Term Investment Securities	833,103	828,521	1,207,226
• Investments in Associates and Joint Ventures	8,967,630	7,404,323	6,896,293
• Property and Equipment, net	9,601,584	10,374,212	10,371,256
• Intangible Assets, net	3,658,195	3,776,354	2,304,784
• Goodwill	1,949,682	1,932,452	1,908,590
• Others	905,343	985,173	732,996
Total Assets	31,923,826	31,297,663	28,581,387
Liabilities
Current Liabilities	6,387,736	6,444,099	5,256,493
Non-Current Liabilities	8,060,005	8,737,134	7,950,798
Total Liabilities	1,447,741	15,181,233	13,207,291
Equity
Equity Attributable to Owners of the Parent Company	17,339,464	15,971,399	15,251,079
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	196,467	199,779	189,510
Retained Earnings	17,242,404	15,953,164	15,007,627
Reserves	(144,046)	(226,183)	9,303
Non-controlling Interests	136,621	145,031	123,017
Total Equity	17,476,085	16,116,430	15,374,096
Total Liabilities and Equity	31,923,826	31,297,663	28,581,387
Number of Companies Consolidated	39	38	37

			(Unit: in millions of Won except per share amounts)
	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016	For the year ended December 31, 2016	For the year ended December 31, 2015
Operating Revenue	13,022,697	12,739,556	17,091,816	17,136,734
Operating Income	1,226,178	1,233,789	1,535,744	1,708,006
Profit Before Income Tax	2,476,697	1,532,047	2,096,139	2,035,365
Profit for the Period	1,996,959	1,185,401	1,660,101	1,515,885
Profit for the Period Attributable to Owners of the Parent Company	2,009,849	1,187,084	1,675,967	1,518,604
Profit for the Period Attributable to Non-controlling Interests	(12,890)	(1,683)	(15,866)	(2,719)
Basic and Diluted Earnings Per Share (Won)	28,345	16,693	23,497	20,988

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of September 30, 2017, December 31, 2016 and December 31, 2015 and for the nine months ended September 30, 2017 and 2016 and the years ended December 31, 2016 and 2015. The Company’s audited separate financial statements as of September 30, 2017 and December 31, 2016 and for the nine months ended September 30, 2017 and 2016, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of September 30, 2017	As of December 31, 2016	As of December 31, 2015
Assets
Current Assets	3,630,399	3,661,115	2,713,529
• Cash and Cash Equivalents	901,921	874,350	431,666
• Accounts Receivable – Trade, net	1,548,543	1,594,504	1,528,751
• Accounts Receivable – Other, net	791,041	772,570	264,741
• Others	388,894	419,691	488,371
Non-Current Assets	21,355,528	21,787,459	20,433,411
• Long-Term Investment Securities	682,189	560,966	726,505
• Investments in Subsidiaries and Associates	9,106,954	8,726,538	8,810,548
• Property and Equipment, net	6,514,498	7,298,539	7,442,280
• Intangible Assets, net	3,184,328	3,275,663	1,766,069
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	561,323	619,517	381,773
Total Assets	24,985,927	25,448,574	23,146,940
Liabilities
Current Liabilities	4,526,513	4,464,160	3,491,306
Non-Current Liabilities	5,634,660	6,727,460	5,876,174
Total Liabilities	10,161,173	11,191,620	9,367,480
Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	371,760	371,481	369,446
Retained Earnings	14,365,499	13,902,627	13,418,603
Reserves	42,856	(61,793)	(53,228)
Total Equity	14,824,754	14,256,954	13,779,460
Total Liabilities and Equity	24,985,927	25,448,574	23,146,940

			(Unit: in millions of Won except per share amounts)
	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016	For the year ended December 31, 2016	For the year ended December 31, 2015
Operating Revenue	9,354,122	9,292,034	12,350,479	12,556,979
Operating Income	1,322,424	1,385,167	1,782,172	1,658,776
Profit Before Income Tax	1,427,160	1,252,179	1,562,782	1,469,444
Profit for the Period	1,180,971	990,933	1,217,274	1,106,761
Basic and Diluted Earnings Per Share (Won)	16,606	13,915	17,001	15,233

2.	Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Allowance for Doubtful Accounts

(1)	Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the nine months ended September 30, 2017
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,390,322	248,020	10%
Loans	176,551	48,084	27%
Accounts receivable – other	1,322,965	74,982	6%
Accrued income	4,999	—	0%
Guarantee deposits	292,836	—	0%
Total	4,187,673	371,086	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2016
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,503,139	241,828	10%
Loans	172,982	48,527	28%
Accounts receivable – other	1,350,090	78,977	6%
Accrued income	2,780	—	0%
Guarantee deposits	302,901	—	0%
Total	4,331,892	369,332	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2015
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,629,605	239,495	9%
Loans	141,878	25,529	18%
Accounts receivable – other	755,151	78,992	10%
Accrued income	10,753	—	0%
Guarantee deposits	299,142	—	0%
Total	3,836,529	344,016	9%

(2)	Movements in Allowance for Doubtful Accounts of Trade and Other Receivables

		(Unit: in millions of Won)
	For the nine months ended September 30, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Beginning balance	369,332	344,016	328,191
Increase of allowance for doubtful accounts	24,371	78,132	75,773
Reversal of allowance for doubtful accounts	—	—	—
Write-offs	(42,848)	(79,891)	(87,798)
Other	20,231	27,075	27,850
Ending balance	371,086	369,332	344,016

(3)	Policies for Allowance for Doubtful Accounts

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past two years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables. For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won)
	As of September 30, 2017
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,047,968	67,929	180,420	94,005	2,390,322
Percentage	86%	3%	7%	4%	100%

C.	Inventories

(1)	Detailed Categories of Inventories

			(Unit: in millions of Won)
Account Category	For the nine months ended September 30, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Merchandise	221,785	225,958	242,230
Goods in transit	—	—	—
Other inventories	27,054	33,888	31,326
Total	248,839	259,846	273,556
Percentage of inventories to total assets [ Inventories / Total assets ]	0.78%	0.83%	0.96%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	6.95	6.89	7.23

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See notes 3(5) to 3(7) and 3(16) of the notes to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2016 and 2015 for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company.

(As of September 30, 2017)			(Unit: in millions of Won except percentages)
Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 57-2	March 3, 2008	March 3, 2018	200,000	Feb. 22, 2008	Shinhan Investment Corp.

Maintenance of Financial Ratio	Key Term		Debt ratio no greater than 400%
	Compliance Status		Compliant
Restriction on Liens	Key Term		The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status		Compliant
Restriction on Disposition of Assets	Key Term		Disposal of assets per fiscal year not to exceed 5 trillion won
	Compliance Status		Compliant
Submission of Compliance Certificate	Compliance Status		Submitted on September 8, 2017

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term		Debt ratio no greater than 300%
	Compliance Status		Compliant
Restriction on Liens	Key Term		The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status		Compliant
Restriction on Disposition of Assets	Key Term		Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status		Compliant
Submission of Compliance Certificate	Compliance Status		Submitted on September 8, 2017

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-1	Aug. 28, 2012	Aug. 28, 2019	170,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term		Debt ratio no greater than 300%
	Compliance Status		Compliant
Restriction on Liens	Key Term		The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status		Compliant
Restriction on Disposition of Assets	Key Term		Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status		Compliant
Submission of Compliance Certificate	Compliance Status		Submitted on September 8, 2017

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-1	May 14, 2014	May 14, 2019	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-4	May 14, 2014	May 14, 2029	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-1	Oct. 28, 2014	Oct. 28, 2019	160,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-2	Oct. 28, 2014	Oct. 28, 2021	150,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-1	July 17, 2015	July 17, 2018	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-1	Nov. 30, 2015	Nov. 30, 2018	80,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-1	March 4, 2016	March 4, 2019	70,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-2	March 4, 2016	March 4, 2021	100,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 8, 2017

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-1	June 3, 2016	June 3, 2019	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-1	April 25, 2017	April 25, 2020	60,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-2	April 25, 2017	April 25, 2022	120,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	April 25, 2017	April 25, 2027	100,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	April 25, 2017	April 25, 2032	90,000	April 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 5 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 8, 2017

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

(As of September 30, 2017)			(Unit: in millions of Won except percentages)
Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 37-2	Oct. 12, 2012	Oct. 12, 2017	120,000	Oct. 8, 2012	Hanwha Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 500%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 10 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 24, 2017

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 38-2	April 2, 2014	April 2, 2019	210,000	March 21, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 39	Sept. 29, 2014	Sept. 29, 2019	130,000	Sept. 17, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-1	Jan. 14, 2015	Jan. 14, 2018	50,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-2	Jan. 14, 2015	Jan. 14, 2020	160,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 41	July 15, 2015	July 15, 2020	140,000	July 3, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 42	Oct. 6, 2015	Oct. 6, 2020	130,000	Sept. 22, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 43-1	Oct. 5, 2016	Oct. 5, 2019	50,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 43-2	Oct. 5, 2016	Oct. 5, 2021	120,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 44	Feb. 3, 2017	Feb. 3, 2022	150,000	Jan. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 24, 2017

IV.	AUDITOR’S OPINION

1.	Auditor (Consolidated)

Nine months ended September 30, 2017	Year ended December 31, 2016	Year ended December 31, 2015
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

2.	Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Nine months ended September 30, 2017	N/A	—
Year ended December 31, 2016	Unqualified	N/A
Year ended December 31, 2015	Unqualified	N/A

3.	Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Nine months ended September 30, 2017	KPMG Samjong Accounting Corp.	Quarterly review	1,470	21,098
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2016	KPMG Samjong Accounting Corp.	Semi-annual review	1,350	19,412
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2015	KPMG Samjong Accounting Corp.	Semi-annual review	1,320	18,127
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

B.	Non-Audit Services Contract with External Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Nine months ended September 30, 2017	March 10, 2017	Issuance of comfort letters	March 10, 2017 – Present	30
	April 28, 2017	Consulting services	April 28, 2017 – May 12, 2017	300
Year ended December 31, 2016	May 10, 2016	Confirmation of financial information	May 10 – May 12, 2016	2
Year ended December 31, 2015	January 9, 2015	Audit of public WiFi	Jan. 9 – Jan. 23, 2015	9
	September 30, 2015	Confirmation of debt ratio	Sept. 30, 2015 – Oct. 5, 2015	3
	November 9, 2015	Audit of public WiFi	Nov. 9 – Nov. 30, 2015	10

4.	Change of Independent Auditors

Not applicable.

V.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly reports in accordance with Korean disclosure rules.

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1.	Board of Directors

A.	Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of six members: four independent directors, one inside director and one non-executive director. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee and Corporate Citizenship Committee.

(As of September 30, 2017)
Total number of persons	Inside director	Non-executive director	Independent directors
6	Jung Ho Park	Dae Sik Cho	Jae Hoon Lee, Dae Shick Oh, Jae Hyeon Ahn, Jung Ho Ahn

At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director.

At the 33rd General Meeting of Shareholders held on March 24, 2017, in accordance with our articles of incorporation, Jung Ho Park was granted options to purchase shares of our common stock. See “VIII-4. Stock Options Granted and Exercised” for more information.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
397th (the 1st meeting of 2017)	January 4, 2017	• Approval of share exchange agreement with SK Communications	Approved as proposed

398th (the 2nd meeting of 2017)	February 2, 2017

•    Financial statements as of and for the year ended December 31, 2016

•    Annual business report as of and for the year ended December 31, 2016

•    Delegation of funding through long-term borrowings in 2017

•    Lease contract with SK Broadband

•    Approval of IT SM transactions in 2017

•    Report of internal accounting management

•    Report for the period after the fourth quarter of 2016

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

399th (the 3rd meeting of 2017)	February 23, 2017	• Plan for the 33rd General Meeting of Shareholders • Amendment to the regulations of the Board of Directors • Report of internal accounting management	Approved as proposed Approved as proposed —

400th (the 4th meeting of 2017)	March 24, 2017

•    Election of the chief executive officer

•    Election of the chairman of the Board of Directors

•    Election of committee members

•    Transactions with SK Holdings in the second quarter of 2017

•    Amendment to the regulations of the Board of Directors

•    Transactions related to corporate bonds with SK Securities

•    Transactions related to fund management with SK Securities

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

401st (the 5th meeting of 2017)	April 27, 2017	• Payment for Employees’ Benefit Fund in 2017 • Payment of operating costs in 2017 for SUPEX Council • Report for the period after the first quarter of 2017	Approved as proposed Approved as proposed —
402nd (the 6th meeting of 2017)	June 30, 2017

•    Transactions with SK Holdings in the third quarter of 2017

•    Transactions related to corporate bonds with SK Securities

•    Transactions related to fund management with SK Securities

•    Acquisition of shares of Happynarae Co., Ltd.

•    Transfer of Public Cloud business

•    Donation to Korea Foundation For Advanced Studies in 2017

•    Settlement of expenses between related parties in connection with contemplated joint R&D

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

Meeting	Date	Agenda	Approval

403rd (the 7th meeting of 2017)	July 17, 2017	• Investment in investment company	Approved as proposed

404th (the 8th meeting of 2017)	July 28, 2017

•    Investment in SK China

•    Transfer of SSD technology related to SK hynix

•    Amendment to the regulations of the Audit Committee

•    Payment of interim dividend

•    Report on the statement of accounts for the first half year

•    Report for the period after the second quarter of 2017

Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

405th (the 9th meeting of 2017)	September 28, 2017

•    Subcontract with SK Holdings relating to the supply of AI network solutions to Indian company Bharti Airtel

•    Transactions with SK Holdings in the fourth quarter of 2017

•    Comprehensive share exchange with SK Telink

•    Changes to 2017 wired/wireless network construction

•    Transactions related to corporate bonds with SK Securities

•    Transactions related to fund management with SK Securities

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure (as of September 30, 2017)

(a)	Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Dae Shick Oh, Jung Ho Ahn	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(b)	Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Jae Hoon Lee, Dae Shick Oh, Jae Hyeon Ahn, Jung Ho Ahn	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Jae Hyeon Ahn, Jung Ho Ahn	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(d)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Jung Ho Park	Dae Shick Oh, Jae Hyeon Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e)	Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Dae Shick Oh, Jae Hyeon Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2.	Audit System

The Company’s Audit Committee consists of three independent directors, Dae Shick Oh, Jae Hoon Lee and Jae Hyeon Ahn.

Major activities of the Audit Committee as of September 30, 2017 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2017	February 1, 2017

•    Evaluation of internal accounting management system operation

•    Review of business and audit results for the second half of 2016 and business and audit plans for 2017

•    Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

•    Contract for payment of customer appreciation gifts in 2017

•    Purchase of supplies from Happynarae Co., Ltd.

— — Approved as proposed Approved as proposed Approved as proposed

The 2nd meeting of 2017	February 22, 2017

•    Report on the IFRS audit of fiscal year 2016

•    Report on review of 2016 internal accounting management system

•    Evaluation of internal accounting management system operation

•    Agenda and document review for the 33rd General Meeting of Shareholders

•    Auditor’s report for fiscal year 2016

— — Approved as proposed Approved as proposed Approved as proposed

Meeting	Date	Agenda	Approval

The 3rd meeting of 2017	March 23, 2017	• Contract for maintenance services of optical cables in 2017 • Contract for maintenance services of transmission equipment in 2017 • Consulting for innovation in corporate social responsibility	Approved as proposed Approved as proposed Approved as proposed

The 4th meeting of 2017	April 26, 2017	• Election of the chairman of the Audit Committee • Remuneration for outside auditor for fiscal year 2017 • Outside auditor service plan for fiscal year 2017 • Audit plan for fiscal year 2017	Approved as proposed Approved as proposed Approved as proposed —

The 5th meeting of 2017	June 29, 2017	• Plan for wired/wireless network construction for fiscal year 2017	Approved as proposed
The 6th meeting of 2017	July 27, 2017	• Report on the external audit for the first half of fiscal year 2017 • Review of business and audit results for the first half of 2017 and plans for the second half of 2017	— —

*	The line items that do not show approval are for reporting purposes only.

3.	Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.
Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

Also, neither written or electronic voting system is applicable. Minority shareholder rights were not exercised during the relevant period.

VII. SHAREHOLDERS

1.	Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of September 30, 2017)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	1,067	0.00	0	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	251	0.00	251	0.00
Jung Ho Park	Officer of the Company	Common share	0	0.00	1,000	0.00
Myung Hyun Cho	Officer of affiliated company	Common share	60	0.00	0	0.00
Total		Common share	20,364,930	25.22	20,364,803	25.22

B.	Overview of the Largest Shareholder

As of September 30, 2017, the Company’s largest shareholder was SK Holdings Co., Ltd. (“SK Holdings”) with 20,363,452 shares (25.22%) of the Company. SK Holdings was established on April 13, 1991 and was made public on the securities market for the first time under the name SK C&C Co., Ltd. on November 11, 2009. On August 3, 2015, SK Holdings merged with and into SK C&C and the merged entity was renamed SK Holdings. The main business of SK Holdings includes managing its subsidiaries as a holding company, IT services, security services and logistics services, among others.

C.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows:

(As of September 30, 2017)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
SK Holdings	January 2, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.23	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	January 2, 2015	20,364,290	25.22	Shin Won Chey, SKC’s Chairman, disposed of 4,000 shares
	March 20, 2015	20,363,803	25.22	Appointment of CEO Dong Hyun Jang (ownership of 251 shares of the Company), Retirement of Sung Min Ha
June 9, 2015	20,365,006	25.22	Purchase through the Share Exchange between
SK Broadband and SK Telecom (Shin Won
Chey, SKC’s Chairman, purchased 1,067 shares,
and Myung Hyun Cho, SK Broadband’s
				independent director, purchased 136 shares)
	August 3, 2015	20,364,930	25.22	Myung Hyun Cho, SK Broadband’s independent director, disposed of 76 shares
	March 24, 2017	20,364,870	25.22	Retirement of Myung Hyun Cho, SK Broadband’s independent director (ownership of 60 shares of the Company)
	March 28, 2017	20,365,370	25.22	Jung Ho Park, CEO of the Company, purchased 500 shares.
	March 30, 2017	20,365,870	25.22	Jung Ho Park, CEO of the Company, purchased 500 additional shares.
	July 7, 2017	20,364,803	25.22	Shin Won Chey, SKC’s Chairman, disposed of 1,067 shares.

*	Shares held are the sum of shares held by SK Holdings and its related parties.

2.	Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of September 30, 2017)			(Unit: in shares and percentages)
Rank	Name (title)	Common share
		Number of shares	Ownership ratio	Remarks
1	Citibank ADR	9,278,630	11.49%	—
2	SK Holdings	20,363,452	25.22%	—
3	SK Telecom	10,136,551	12.55%	Treasury shares
4	National Pension Service	7,283,694	9.02%	—
Shareholdings under the Employee Stock Ownership Program		—	0.00%	—

B.	Shareholder Distribution

(As of September 30, 2017)			(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	54,097	99.9%	33,683,384	41.72%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

3.	Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

Types		September 2017	August 2017	July 2017	June 2017	May 2017	April 2017
Common stock	Highest	257,500	283,500	279,000	266,000	254,500	257,000
	Lowest	242,000	253,500	255,500	242,000	235,500	239,500
	Average	249,810	267,568	266,262	251,929	243,316	248,375
Daily transaction volume	Highest	307,053	240,410	272,229	404,959	383,752	450,303
	Lowest	86,092	53,846	93,703	108,575	102,115	73,361
Monthly transaction volume		3,455,291	3,214,025	3,576,523	4,669,531	4,238,668	3,040,692

B.	Foreign Securities Market

New York Stock Exchange

Types		September 2017	August 2017	July 2017	June 2017	May 2017	April 2017
Depositary receipt	Highest	24.85	27.88	27.51	25.89	25.12	25.31
	Lowest	23.57	25.27	24.82	23.93	23.14	23.59
	Average	24.27	26.33	26.19	24.77	23.96	24.35
Daily transaction volume	Highest	1,382,212	1,000,082	843,482	1,269,484	684,691	1,797,040
	Lowest	413,226	166,593	189,054	207,995	289,764	216,065
Monthly transaction volume		15,995,848	12,056,548	8,708,213	10,156,333	9,518,262	10,683,634

VIII.     EMPLOYEES AND DIRECTORS

1.	Employees

(As of September 30, 2017)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average service year	Aggregate wage for the first three months of 2017	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	3,782	—	63	—	3,845	12.7	336,409	87
—	Female	581	—	55	—	636	9.9	39,999	63
Total		4,363	—	118	—	4,481	12.3	376,408	84

*	Based on Section 9-1-2 (Employee Status) of the Corporate Disclosure Guidelines (amended as of June 2017).

2.	Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of September 30, 2017)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	6	12,000

B.	Amount Paid

B-1. Total Amount

(As of September 30, 2017)		(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
7	1,831	262	—

B-2. Amount by Classification

(As of September 30, 2017)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	1,588	529	—
Independent Directors	1	63	63	—
Audit Committee Members	3	180	60	—
Auditor	—	—	—	—

3.	Individual Compensation of Directors

Omitted in quarterly reports in accordance with Korean disclosure rules.

4.	Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of September 30, 2017)			(Unit: in millions of Won)
Classification	Number of Directors	Fair Value of Stock Options	Remarks
Inside Directors	3	279	—
Independent Directors	1	—	—
Audit Committee Members	3	—	—
Total	7	279	—

*	See note 18 of the notes to the Company’s consolidated financial statements attached hereto for more information regarding the calculation method for the fair value of stock options.

The fair value of stock options is based on the cost associated with stock options as set forth in the Company’s statement of comprehensive income for the relevant period.

B.	Stock Options Granted and Exercised

(As of September 30, 2017)							(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Changes			Unexercised Number of Shares	Exercise Period	Exercise Price
				Granted	Exercised	Canceled
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	March 25, 2019 – March 24, 2022	246,750
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	March 25, 2020 – March 24, 2023	266,490
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	Mach 25, 2021 – March 24, 2024	287,810

*	As of September 30, 2017, the closing price is Won 255,000.

IX.	RELATED PARTY TRANSACTIONS

1.	Line of Credit Extended to the Largest Shareholder

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	814	—	—	814	28	—

2.	Transfer of Assets to/from the Largest Shareholder and Other Transactions

Purchase and Dispositions of Investments

(As of September 30, 2017)			(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Type of investment	Change
			Beginning	Increase	Decrease	Ending
SK Communications	Affiliate	Equity	82,857	43,329	—	126,185	Share exchange
Iriver	Affiliate	Equity	54,503	25,000	—	79,503	—
SK China Company Ltd.	Overseas Affiliate	Equity	47,830	554,240	(1,094)	600,976	—
SK Property Mgmt. Ltd.	Overseas Affiliate	Equity	145,656	—	(145,656)	—	—
SK Industrial Development China Co., Ltd.	Overseas Affiliate	Equity	83,691	—	(83,691)	—	—
SK Investment Management Co. Ltd.	Overseas Affiliate	Equity	—	1,094	—	1,094	—

Purchase and Disposition of Securities

(As of September 30, 2017)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Type of Transaction	Transaction Date	Object of Transaction	Transaction Amount	Valuation Method
SK Holdings	Affiliate	Purchase of equity interest	July 21, 2017	Equity interest in Happynarae Co., Ltd.	688	Third party appraisal

Transfer of Assets

(As of September 30, 2017)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Transferred Assets	Purpose of Transfer	Date of Transfer	Purchase Price	Sale Price
SK TechX	Affiliate	Computer software	Sale of assets	January 31, 2017	—	552	—
SK Holdings	Affiliate	Equipment / Computer software	Sale of assets	July 25, 2017	—	544	—
SK hynix	Affiliate	Machines / Equipment / Computer software	Sale of assets	August 16, 2017	—	320	—
PS&Marketing	Affiliate	Equipment	Sale of assets	September 29, 2017	—	105	—
Total					—	1,521	—

3.	Transactions with the Largest Shareholder

None.

4.	Related Party Transactions

See note 28 of the notes to the Company’s consolidated financial statements attached hereto for more information regarding related party transactions.

5.	Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	65,148	157,745	(148,723)	74,170	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
31st Fiscal Year Meeting of Shareholders (March 20, 2015)

1.     Approval of the financial statements for the year ended December 31, 2014

2.     Amendments to Articles of Incorporation

3.     Election of directors

•    Election of an inside director

4.     Election of an independent director as Audit  Committee member

5.     Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Dong Hyun Jang) Approved (Jae Hoon Lee) Approved (Won 12 billion)

32nd Fiscal Year Meeting of Shareholders (March 18, 2016)

1.     Approval of the financial statements for the year ended December 31, 2015

2.     Amendments to Articles of Incorporation

3.     Election of directors

•    Election of an inside director

•    Election of an independent director

4.     Election of an independent director as Audit Committee member

5.     Approval of remuneration limit for directors

6.     Amendments to executive payroll regulations

Approved (Cash dividend, Won 9,000 per share) Approved Approved (Dae Sik Cho) Approved (Dae Shick Oh) Approved (Dae Shick Oh) Approved (Won 12 billion) Approved

33rd Fiscal Year Meeting of Shareholders (March 24, 2017)

1.     Approval of the financial statements for the year ended December 31, 2016

2.     Amendments to Articles of Incorporation

3.     Election of directors

•    Election of an inside director

•    Election of a non-executive director

•    Election of an independent director

•    Election of an independent director

•    Election of an independent director

4.     Election of an independent director as Audit Committee member

•    Election of an independent director as Audit Committee member

•    Election of an independent director as Audit Committee member

5.     Approval of remuneration limit for directors

6.     Award of stock options

Approved (Cash dividend, Won 9,000 per share)

Approved

Approved (Jung Ho Park)

Approved (Dae Sik Cho)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Jung Ho Ahn)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Won 12 billion)

Approved

2.	Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

(1)	Claim for copyright license fees regarding “Coloring” services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company filed an appeal at the Supreme Court of Korea and the judgment was overturned on July 11, 2013. The case was remanded down to the appellate court which ruled in favor of the Company on September 4, 2014. KOMCA filed an appeal at the Supreme Court of Korea, and on January 15, 2015, the Supreme Court of Korea affirmed the Seoul High Court’s decision. There is no impact on the Company’s business or results of operation as the final outcome of this litigation has been rendered in favor of the Company.

B.	Other Contingent Liabilities

None.

[SK Broadband]

A.	Material Legal Proceedings

As of September 30, 2017, there were eighteen pending cases proceeding with SK Broadband as the defendant and the aggregate amount of the claims was Won 224 million. The Company does not believe that the outcome of any of the proceedings will have a material effect on the Company’s financial statements.

B.	Other Contingent Liabilities

(1)	Pledged assets and covenants

SK Broadband has entered into revolving credit facilities with a limit of Won 80 billion with two financial institutions including Shinhan Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband, upon approval by its board of directors, has provided guarantees for financial instruments amounting to Won 300 million to support employees’ funding for the Employee Stock Ownership Program.

Additionally, SK Broadband has provided “geun” mortgage amounting to Won 5,606 million to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

Seoul Guarantee Insurance Company has provided a performance guarantee of Won 22,969 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

KB Kookmin Bank has provided a payment guarantee of Won 100 million to SK Broadband in connection with its e-commerce business.

[SK Planet]

A.	Material Legal Proceedings

As of September 30, 2017, there were six pending cases proceeding with SK Planet as the defendant and the aggregate amount of the claims was Won 3,342 million. The management cannot reasonably forecast the outcome of these cases and no amount in connection with these proceedings was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

(1)	Borrowings

As of September 30, 2017, SK Planet’s borrowings from financial institutions are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Borrowing	Limit Amount	Borrowed Amount
KEB Hana Bank	Overdrafts	10,000,000	—
	Corporate credit card	65,000,000	37,061,442
	Electronic accounts receivable bond	5,000,000	366,411
Shinhan Bank	Overdrafts	15,000,000	—
	Electronic accounts receivable bond	15,000,000	—
Nonghyup Bank	Corporate credit card	5,000,000	—
Total		115,000,000	37,427,583

(2)	Payment guarantees

The material payment guarantees provided by third parties to SK Planet as of September 30, 2017 are set forth in the table below.

			(Unit: in thousands of Won)
Recipient	Financial institution	Guarantee	Amount
SK Planet	Seoul Guarantee Insurance Company	Payment guarantee on e-commerce business	24,312,317
	KEB Hana Bank	Guarantee fulfillment of contractual obligations	4,957,684
		Other guarantees	707,000

The material payment guarantee provided to a third party by SK Planet as of September 30, 2017 is set forth in the table below.

(Unit: in thousands of Won)
Recipient	Financial institution	Guarantee	Amount
Celcom Planet Sdn Bhd	Citibank Berhad	Payment guarantee for overseas business	12,240,000

*	Existing Indonesia payment guarantee terminated in August

[SK Telink]

A.	Material Legal Proceedings

On October 14, 2016, 12 creditors filed a lawsuit to demand a court injunction against SK Telink regarding its plan to issue new stock (219,967 shares with a face value of Won 5,000) pursuant to the resolution of SK Telink’s board of directors on September 22, 2016. The court granted SK Telink’s motion to dismiss on October 24, 2016. There is no impact on SK Telink’s business or results of operation as the claim has been conclusively dismissed.

B.	Other Contingent Liabilities

Seoul Guarantee Insurance Company and KB Insurance have provided performance guarantees of Won 12,784,132 thousand and Won 4,195,000 thousand, respectively, to SK Telink in connection with the performance of and potential losses from certain contracts.

SK Telink has provided a performance guarantee of up to Won 498,957 thousand to business partners through Seoul Guarantee Insurance Company.

SK Telink has entered into revolving credit facilities with a limit of Won 30 billion with KEB Hana Bank in relation to its loans.

[SK Communications]

A.	Material Legal Proceedings

As of September 30, 2017, the aggregate amount of pending claims against SK Communications was Won 1,064 million. There were twelve pending cases relating to a leak of personal information of subscribers of NATE at various appellate courts and the Supreme Court in Korea.

The management cannot reasonably forecast the outcome of these cases and no amount in connection with these proceedings was recognized on the Company’s financial statements due to uncertainty of the impact of the outcome.

B.	Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of September 30, 2017 are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
	Provisional deposit guarantee insurance for bonds	10,000
	Provisional attachment of real estate	118,000
	Total	828,000

[Iriver]

A.	Material Legal Proceedings

As of September 30, 2017, there was one pending case against Iriver for damages of Won 1 billion. The management cannot reasonably forecast the outcome of this case or the impact of the outcome on the Company’s financial statements due to uncertainty of the amount to be charged to the Company.

B.	Other Contingent Liabilities

(1)	As of September 30, 2017, Iriver’s borrowings from financial institutions are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Borrowing	Limit Amount	Borrowed Amount
Kookmin Bank	Trade finance	1,000,000	—

(2)	Seoul Guarantee Insurance Company has provided performance guarantees of Won 49 million to Iriver in connection with the performance of contracts, advance payment guarantee and defective guarantee.

(3) Iriver has entered into design and technology contracts with domestic and foreign companies for the production of products and has made payments for the use of design and technology, which derived from the sale of the products or the use of the patent. The design and technology fees incurred during the nine months ended September 30, 2017 and September 30, 2016 were Won 1,666 million and Won 266 million, respectively, and such fees are included in cost of sales and selling and administrative expenses.

[NSOK]

A.	Material Legal Proceedings

On June 21, 2016, a lawsuit was filed against NSOK for damages of Won 40 million in connection with the installation of security services. The plaintiff accepted an offer of reconciliation by court without making further complaints, which led to a settlement on April 5, 2017. There is no impact on NSOK’s business or results of operation as a result of the settlement.

B.	Other Contingent Liabilities

NSOK has entered into revolving credit facilities with a limit of Won 8 billion with Woori Bank in relation to its loans.

3.	Status of Sanctions, etc.

[SK Telecom]

On March 7, 2014, the MSIT imposed a suspension of operations for 45 days for failure to observe the order of the Korea Communications Commission to cease providing discriminatory subsidies to subscribers. The Company suspended its operations during the period between April 5, 2014 and May 19, 2014, and reported to the MSIT on the implementation of actions pursuant to the suspension order by May 2014.

On March 13, 2014, the Korea Communications Commission imposed on the Company a fine of Won 16.65 billion, imposed a suspension on acquiring new customers for 7 days, and issued a correctional order for providing discriminatory subsidies to subscribers. In April 2014, the Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2014. The Company suspended acquisition of new customers during the period beginning September 11, 2014 and ending September 17, 2014, and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On January 31, 2013, the Seoul Central District Court acquitted Mr. Jae Won Chey, the Company’s former director and vice chairman, on all charges against him. On September 27, 2013, the Seoul High Court reversed the acquittal of the above-mentioned former director, sentencing him to a prison term of three and a half years for violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. On February 27, 2014, the Supreme Court of Korea affirmed the Seoul High Court’s decision. While the court’s final decision on the appealed case is not expected to have a material effect on the Company’s financial position, investors should note that it is difficult to predict, among others, the market’s assessment of such case.

On August 21, 2014, the Korea Communications Commission imposed on the Company a fine of Won 37.1 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On December 4, 2014, the Korea Communications Commission imposed on the Company a fine of Won 800 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2015.

On March 12, 2015, the Korea Communications Commission imposed on the Company a fine of Won 934 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to the Company’s compensation programs for used handsets. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2015.

On March 26, 2015, the Korea Communications Commission imposed on the Company a fine of Won 23.5 billion, imposed a suspension on acquiring new customers for seven days, and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and implemented the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in May 2015. The suspension on acquiring new customers was implemented from October 1, 2015 to October 7, 2015.

On May 13, 2015, the Korea Communications Commission imposed on the Company a fine of Won 3.56 billion and issued a correctional order for violating its obligations to protect personal information (a fine of Won 360 million imposed for violation of its obligations to protect personal information and Won 3.2 billion imposed for damaging users’ interests). The Company paid the fine in July 2015 and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in September 2015. Whether the correctional order on the violation of obligations to protect personal information will be enforced depends on the Court’s ruling following the Company’s filing of an administrative proceeding to appeal the order on June 24, 2015.

On May 28, 2015, the Korea Communications Commission imposed on the Company a fine of Won 350 million and issued a correctional order for misleading and exaggerated advertisement of bundled media and telecommunications products. The Company paid the fine in August 2015 and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in October 2015.

On December 10, 2015, the Korea Communications Commission imposed on the Company a fine of Won 560 million and issued a correctional order for misleading and exaggerated advertisement of bundled media and telecommunications products. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in February 2016.

On January 14, 2016, the Korea Communications Commission imposed on the Company a fine of Won 15 million and issued a correctional order for failure to comply with the retention period for its subscribers’ personal information. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On December 6, 2016, the Korea Communications Commission imposed on the Company a fine of Won 1,280 million and issued a correctional order for violating the rights of subscribers in relation to its high-speed internet and bundled services. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On December 21, 2016, the Korea Communications Commission imposed on the Company a fine of Won 30 million and issued a correctional order for violation of its obligations to protect personal location-based information. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On March 21, 2017, the Korea Communications Commission imposed on the Company a fine of Won 794 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to the Company’s promotions targeting foreigners. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

[SK Broadband]

(1)	Violation of the Telecommunications Business Act

•	Date: May 28, 2015

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests through misleading and exaggerated advertisement of bundled media and telecommunications products).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by inducing subscribers through misleading and exaggerated advertisements.

•	Status of Implementation: Established plans to manage distribution network related to the misleading and exaggerated advertisements.

•	Company’s Plan: Make an official announcement about having received the correctional order and improve operational procedures.

(2)	Violation of the Telecommunications Business Act

•	Date: December 10, 2015

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests through misleading and exaggerated advertisement of bundled media and telecommunications products).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by inducing subscribers through misleading and exaggerated advertisements.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Plan: Make an official announcement about having received the correctional order

(3)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: August 2, 2016

•	Sanction: SK Broadband was imposed a fine of Won 3.8 million for breaching of restrictions on transmission of advertising information for profit.

•	Reason and the Relevant Law: Violated Articles 50-2, 50-4, 50-6 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree by transmitting advertising information for profits to users who express their intention to refuse to receive the information.

•	Status of Implementation: Implemented improvements to spam related activity and paid the fine.

•	Company’s Plan: Implement procedures to prevent recurrence of spam.

(4)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: September 2, 2016

•	Sanction: SK Broadband was imposed a fine of Won 3 million for breaching of restrictions on rendering information transmission services.

•	Reason and the Relevant Law: Violated Articles 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree by lacking of management and supervision standards in merchants involved in spamming and by not putting any sanctions on them.

•	Status of Implementation: Implemented improvements to spam related activity and paid the fine.

•	Company’s Plan: Implement procedures to prevent recurrence of spam.

(5)	Violation of the Telecommunications Business Act

•	Date: September 27, 2016

•	Sanction: SK Broadband was imposed a fine of Won 6.4 million.

•	Reason and the Relevant Law: Violated Article 84-2 Paragraph 1, 104-2 Paragraph 5 of the Telecommunications Business Act and Article 66 of its Enforcement Decree by not having performed technological measures to prevent caller ID manipulations.

•	Status of Implementation: Paid the fine (September 27, 2016).

•	Company’s Plan: Implement technological measures to prevent caller ID manipulations through institutional improvement.

(6)	Violation of the Telecommunications Business Act

•	Date: December 6, 2016

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests in relation to high speed internet products and gifts).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by providing telecommunications services in a manner different from the terms and conditions of use.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Plan: Implement the correctional order and pay the fine.

(7)	Violation of the Internet Multimedia Broadcast Services Act

•	Date: December 21, 2016

•	Sanction: SK Broadband received a correctional order (corrective measures for violating prohibited acts under the Internet Multimedia Broadcast Services Act).

•	Reason and the Relevant Law: Violated Article 17-1 Paragraph 2 of the Internet Multimedia Broadcast Services Act and Article 15 of its Enforcement Decree by performing prohibited acts which undermine or are likely to undermine the fair competition of service providers or the interests of users.

•	Status of Implementation: Ceased the prohibited practice and paid the fine (Plan to make an official announcement about having received the correctional order and improve operating procedures).

•	Company’s Plan: Improve operation procedures in relation to the violation of prohibited acts.

(8)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: July 13, 2017

•	Sanction: SK Broadband was imposed a fine of Won 12 million for breach of restrictions on transmission of advertising information for profit.

•	Reason and the Relevant Law: Violated Articles 50-1, 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree for electronic transmission of advertisements without prior consent of the recipient.

•	Status of Implementation: Implemented improvements to advertisement transmission related activity and paid the fine in July 2017.

•	Company’s Plan: Implement improvements to advertisement transmission related activity.

[SK Planet]

(1)	Violation of the Electronic Financial Transactions Act

•	Date: May 4, 2016

•	Sanction: SK Planet received a fine of Won 25 million.

•	Reason and the Relevant Law: Violated Article 21 (Duty to Ensure Safety) of the Electronic Financial Transactions Act.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Implemented procedures to prevent recurrence such as setting up various detailed test scenarios, enhancing quality assurance, organizing real-time notification processes upon detection of abnormal transactions and refining a continuous monitoring and reporting system

(2)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: August 19, 2016 (Fined); September 12, 2016 (Warned)

•	Sanction: SK Planet received a fine of Won 5 million.

•	Reason and the Relevant Law: Violated Article 21 (Prohibited Acts) of the Act on Consumer Protection in Electronic Commerce.

•	Status of Implementation: Admitted to the violation in connection with the warning but submitted a statement of objection on August 26, 2016 regarding the fine.

•	Company’s Plan: Executed a seminar regarding the Act on Consumer Protection in Electronic Commerce to prevent recurrence, reviewed the advertisement/display approval process and implemented a continuous monitoring system.

(3)	Violation of the Framework Act on Logistics Policies

•	Date: November 10, 2016

•	Sanction: SK Planet received a fine of Won 156 thousand for failing to register a modification of the international logistics brokerage business on time (Within 60 days from the date of modification).

•	Reason and the Relevant Law: Violated Article 43 of the Framework Act on Logistics Policies (Registration of international logistics brokerage business).

•	Company’s Plan: Implemented a continuous monitoring system to prevent its recurrence in registration of a modification.

(4)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: April 10, 2017

•	Sanction: SK Planet received and paid a fine of Won 10 million for breaching of protective measures for personal information rule by not conducting additional measures for security apart from requesting ID and password with a merchant management system under IMPAY service, which was disclosed during a survey on personal information protection carried out by the Korea Communications Commission in August 2016.

•	Reason and the Relevant Law: Violated Article 28 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. (Protective Measures for Personal Information)

•	Company’s Plan: Implemented an additional authentication procedure (OTP authentication) to the merchant management system / implemented additional internal training and improved management to prevent its recurrence.

[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: August 21, 2015

•	Subject: SK Telink

•	Sanction: SK Telink received a correctional order and a fine of Won 480 million.

•	Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 and Article 50-2 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by failing to inform or giving false information about key terms of the contract and failing to deliver usage contract

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in a newspaper (October 2015), improved operating procedures related to recruitment of users through phone solicitation calls and paid the fine (October 2015).

•	Company’s Plan: Accurately inform consumers of key terms of the contract and distribute usage contract by mail after entering into contract.

(2)	Violation of the Telecommunications Business Act

•	Date: February 4, 2016

•	Sanction: SK Telink received a correctional order and a fine of Won 49 million.

•	Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by transferring account names of cell phone lines without subscribers’ consent, changing phone numbers upon such transfer of account names, subscribing users to cell phone lines that exceed the maximum number of cell phone lines determined in the user agreement, opening accounts using a third party’s name and transferring ownership of and reselling the account, changing account names with fabricated names of foreigners and changing accounts of cell phone lines owned by foreigners whose residency period in Korea has expired.

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in the press (May 2016) and paid the fine (May 2016).

•	Company’s Plan: Improve operating procedures to prevent its recurrence.

4.	Important Matters That Occurred After September 30, 2017

[SK Telink]

The extraordinary general meeting of shareholders held on November 9, 2017 approved to reduce its capital (through a cancellation of treasury shares) and to accept the cash consideration for shares in a comprehensive exchange of shares with SK Telecom.

(1)	Approval of reduction in capital (through a cancellation of treasury shares)

•	SK Telink resolved to reduce its capital through a cancellation of treasury shares in order to become a wholly-owned subsidiary of SK Telecom.

•	Type of capital reduction and amount: 84,103 registered common shares (par value of Won 5,000 per share)

•	Capital and issued shares before and after the capital reduction

Category	Before capital reduction	After capital reduction
Capital	Won 7,583,650,000	Won 7,163,135,000
Issued Shares	1,516,730 shares	1,432,627 shares

(2)	Approval of comprehensive exchange of shares

•	SK Telink approved a comprehensive exchange of shares with SK Telecom, pursuant to which SK Telecom would acquire SK Telink’s remaining outstanding shares for cash consideration in lieu of issuance of shares of SK Telecom.

(ø84,103 shares of SK Telink cancelled before the date of share exchange were excluded from the above transaction.)

•	Share exchange ratio: Shareholders of one common share of SK Telink were allotted Won 270,583. (Share exchange ratio of SK Telecom : SK Telink = 1 : 1.0687714)

•	Date of Contract: September 29, 2017

•	Meeting of board of directors for approval of the share exchange: November 9, 2017

•	Date of share exchange: December 14, 2017

øSee “Report on Important Business Matters (Decision on Capital Reduction and Share Exchange)” filed on September 29, 2017 by SK Telink for more information.

[Iriver]

Pursuant to the resolution of its board of directors on July 17, 2017, Iriver announced its merger with SM Mobile Communications Co., Ltd., with Iriver as the surviving entity, which merger was approved at the extraordinary meeting of shareholders held on August 29, 2017. The merger was completed on October 10, 2017. All the necessary legal action has been taken in connection with the merger, and all property of SM Mobile Communications Co., Ltd. has been transferred to Iriver.

5.	Use of Direct Financing

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Sung Hyung Lee
(Signature)

Name: Sung Hyung Lee
Title: Senior Vice President

Date: December 14, 2017

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2017 and 2016

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of September 30, 2017, the related condensed separate statements of income and comprehensive income for the three and nine-month periods ended September 30, 2017 and 2016, the condensed separate statements of changes in equity and cash flows for the nine-month periods ended September 30, 2017and 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The separate statement of financial position of the Company as of December 31, 2016, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 22, 2017, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2016, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 6, 2017

This report is effective as of November 6, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position

As of September 30, 2017 and December 31, 2016

(In millions of won)	Note	September 30, 2017		December 31, 2016
Assets
Current Assets:
Cash and cash equivalents	23,24	￦	901,921	874,350
Short-term financial instruments	23,24		94,000	95,000
Short-term investment securities	5,23,24		47,402	97,340
Accounts receivable – trade, net	4,23,24,25		1,548,543	1,594,504
Short-term loans, net	4,23,24,25		65,827	54,143
Accounts receivable – other, net	4,23,24,25,26		791,041	772,570
Prepaid expenses			113,603	107,989
Short-term derivative financial assets	13,23,24		21,105	—
Inventories, net			28,154	32,479
Advance payments and other	4,23,24		18,803	32,740

Total Current Assets			3,630,399	3,661,115

Non-Current Assets:
Long-term financial instruments	23,24		382	102
Long-term investment securities	5,23,24		682,189	560,966
Investments in subsidiaries, associates and joint ventures	6		9,106,954	8,726,538
Property and equipment, net	7,25		6,514,498	7,298,539
Goodwill			1,306,236	1,306,236
Intangible assets, net	8		3,184,328	3,275,663
Long-term loans, net	4,23,24,25		8,407	11,160
Long-term accounts receivable - other	4,23,24,25,26		240,750	147,139
Long-term prepaid expenses			26,175	27,918
Guarantee deposits	4,23,24,25		168,395	173,287
Long-term derivative financial assets	13,23,24		73,055	176,465
Deferred tax assets	21		43,910	58,410
Defined benefit assets	12		—	24,787
Other non-current assets			249	249

Total Non-Current Assets			21,355,528	21,787,459

Total Assets		￦	24,985,927	25,448,574

See accompanying notes to the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position, Continued

As of September 30, 2017 and December 31, 2016

(In millions of won)	Note	September 30, 2017		December 31, 2016
Liabilities and Shareholders’ Equity
Current Liabilities:
Current installments of long-term debt, net	9,23,24	￦	1,373,789	628,868
Current installments of long-term payables - other	10,23,24		300,464	301,773
Accounts payable - other	23,24,25		1,147,320	1,546,252
Withholdings	23,24		577,676	642,582
Accrued expenses	23,24		749,816	663,918
Income tax payable	21		179,740	461,999
Unearned revenue			1,114	1,360
Derivative financial liabilities	13,23,24		62,403	86,950
Provisions	11		60,177	59,027
Receipts in advance			74,014	71,431

Total Current Liabilities			4,526,513	4,464,160

Non-Current Liabilities:
Debentures, excluding current installments, net	9,23,24		4,187,471	4,991,067
Long-term borrowings, excluding current installments, net	9,23,24		51,884	61,416
Long-term payables - other	10,23,24		1,322,936	1,602,943
Long-term unearned revenue			1,796	2,389
Defined benefit liabilities	12		10,211	—
Long-term provisions	11		16,468	21,493
Other non-current liabilities	23,24		43,894	48,152

Total Non-Current Liabilities			5,634,660	6,727,460

Total Liabilities			10,161,173	11,191,620

Shareholders’ Equity:
Share capital	1,14		44,639	44,639
Capital surplus and others	14,15		371,760	371,481
Retained earnings	16		14,365,499	13,902,627
Reserves	17		42,856	(61,793)

Total Shareholders’ Equity			14,824,754	14,256,954

Total Liabilities and Shareholders’ Equity		￦	24,985,927	25,448,574

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Statements of Income

For the three and nine-month periods ended September 30, 2017 and 2016

(In millions of won except for per share data)
		September 30, 2017			September 30, 2016
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating revenue:	25
Revenue		￦	3,156,536	9,354,122	3,101,785	9,292,034
Operating expenses:	25
Labor			152,635	461,444	148,642	483,459
Commissions			1,242,501	3,636,624	1,144,725	3,503,044
Depreciation and amortization			593,341	1,765,653	556,757	1,646,938
Network interconnection			161,691	470,650	192,978	575,451
Leased line			73,726	220,470	87,472	268,026
Advertising			37,489	100,648	39,401	115,007
Rent			110,106	331,407	105,151	317,019
Cost of products that have been resold			132,890	398,966	136,497	379,523
Others	18		231,477	645,836	213,051	618,400

			2,735,856	8,031,698	2,624,674	7,906,867

Operating profit			420,680	1,322,424	477,111	1,385,167
Finance income	20		23,357	169,776	37,080	164,842
Finance costs	20		(64,288)	(204,045)	(70,846)	(194,421)
Other non-operating income	19		5,945	13,315	6,739	44,067
Other non-operating expenses	19		(32,803)	(70,311)	(44,035)	(99,858)
Gain (loss) on investments in subsidiaries and associates	6		211,306	196,001	—	(47,618)

Profit before income tax			564,197	1,427,160	406,049	1,252,179
Income tax expense	21		85,482	246,189	81,466	261,246

Profit for the period		￦	478,715	1,180,971	324,583	990,933

Earnings per share:	22
Basic and diluted earnings per share (in won)		￦	6,780	16,606	4,597	13,915

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2017 and 2016

(In millions of won)		September 30, 2017			September 30, 2016
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Profit for the period		￦	478,715	1,180,971	324,583	990,933
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	12		2,784	(3,588)	15	(9,070)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	17		(5,412)	93,935	48,902	64,704
Net change in unrealized fair value of derivatives	13,17		4,910	10,714	(7,677)	(15,518)

Other comprehensive income for the period, net of taxes			2,282	101,061	41,240	40,116

Total comprehensive income		￦	480,997	1,282,032	365,823	1,031,049

See accompanying notes to the condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Condensed Separate Statements of Changes in Equity

For the nine-month periods ended September 30, 2017 and 2016

(In millions of won)		Share capital		Capital surplus and others						Retained earnings	Reserves	Total equity
	Note			Paid-in surplus	Treasury stock	Hybrid bond	Share Option	Other	Total
Balance, January 1, 2016		￦	44,639	2,915,887	(2,260,626)	398,518	—	(684,333)	369,446	13,418,603	(53,228)	13,779,460
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	990,933	—	990,933
Other comprehensive income (loss)	12,13,17		—	—	—	—	—	—	—	(9,070)	49,186	40,116

			—	—	—	—	—	—	—	981,863	49,186	1,031,049

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(635,482)	—	(635,482))
Interim dividends			—	—	—	—	—	—	—	(70,610)	—	(70,610)
Business combination under common control			—	—	—	—	—	2,035	2,035	—	—	2,035
Interest on hybrid bond			—	—	—	—	—	—	—	(8,420)	—	(8,420)

			—	—	—	—	—	2,035	2,035	(714,512)	—	(712,477)

Balance, September 30, 2016		￦	44,639	2,915,887	(2,260,626)	398,518	—	(682,298)	371,481	13,685,954	(4,042)	14,098,032

Balance, January 1, 2017		￦	44,639	2,915,887	(2,260,626)	398,518	—	(682,298)	371,481	13,902,627	(61,793)	14,256,954
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	1,180,971	—	1,180,971
Other comprehensive income (loss)	12,13,17		—	—	—	—	—	—	—	(3,588)	104,649	101,061

			—	—	—	—	—	—	—	1,177,383	104,649	1,282,032

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(635,482)	—	(635,482)
Interim dividends			—	—	—	—	—	—	—	(70,609)	—	(70,609)
Share option			—	—	—	—	279	—	279	—	—	279
Interest on hybrid bond			—	—	—	—	—	—	—	(8,420)	—	(8,420)

			—	—	—	—	279	—	279	(714,511)	—	(714,232)

Balance, September 30, 2017		￦	44,639	2,915,887	(2,260,626)	398,518	279	(682,298)	371,760	14,365,499	42,856	14,824,754

See accompanying notes to the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows

For the nine-month periods ended September 30, 2017 and 2016

(In millions of won)	Note	September 30, 2017		September 30, 2016
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		￦	1,180,971	990,933
Adjustments for income and expenses	27		1,989,161	2,157,931
Changes in assets and liabilities related to operating activities	27		(99,586)	(482,456)

Sub-total			3,070,546	2,666,408
Interest received			36,934	19,194
Dividends received			101,256	113,024
Interest paid			(133,346)	(143,675)
Income tax paid			(546,213)	(365,503)

Net cash provided by operating activities			2,529,177	2,289,448

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			50,000	—
Decrease in short-term financial instruments, net			1,000	15,000
Collection of short-term loans			148,723	137,422
Proceeds from disposal of long-term investment securities			14,253	30,832
Increase in cash due to business combination			—	360
Proceeds from disposal of property and equipment			17,147	8,731
Proceeds from disposal of intangible assets			3,490	2,595

Sub-total			234,613	194,940
Cash outflows for investing activities:
Increase in short-term investment securities, net			—	(110,000)
Increase in long-term financial instruments, net			—	(40)
Increase in short-term loans			(157,745)	(148,085)
Acquisition of long-term investment securities			(11,048)	(19,210)
Acquisition of investments in subsidiaries and associates			(184,414)	(63,330)
Acquisition of property and equipment			(1,331,694)	(899,627)
Acquisition of intangible assets			(23,987)	(364,120)

Sub-total			(1,708,888)	(1,604,412)

Net cash used in investing activities		￦	(1,474,275)	(1,409,472)

See accompanying notes to the condensed separate interim financial statements.

8

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2017 and 2016

(In millions of won)	Note	September 30, 2017		September 30, 2016
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		￦	368,456	607,474

Sub-total			368,456	607,474
Cash outflows for financing activities:
Decrease in short-term borrowings, net			—	(230,000)
Repayments of long-term borrowings			(6,407)	(6,407)
Repayments of long-term accounts payable-other			(302,867)	(120,718)
Repayments of debentures			(349,119)	(520,000)
Payments of cash dividends			(706,091)	(706,092)
Payments of interest on hybrid bond			(8,420)	(8,420)
Cash outflows from transactions of derivatives			(22,884)	(144)

Sub-total			(1,395,788)	(1,591,781)

Net cash used in financing activities			(1,027,332)	(984,307)

Net increase (decrease) in cash and cash equivalents			27,570	(104,331)
Cash and cash equivalents at beginning of the period			874,350	431,666
Effects of exchange rate changes on cash and cash equivalents			1	(446)

Cash and cash equivalents at end of the period		￦	901,921	326,889

See accompanying notes to the condensed separate interim financial statements.

9

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2017, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service, other institutional investors and other minority shareholders	50,245,708	62.23
Treasury shares	10,136,551	12.55

Total number of shares	80,745,711	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting, as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2016. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor with joint control of, of significant influence over, an investee, in which the investments are accounted for at cost.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements as of and for the year ended December 31, 2016.

10

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in Note 24.

11

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2016. In addition, the following new standards are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Company has not early adopted the following new standards in preparing these condensed separate interim financial statements.

(1) K-IFRS No. 1109, Financial Instruments

The Company currently plans to apply K-IFRS No.1109 in the period beginning on January 1, 2018 and to assess the financial impact on its financial statements resulting from the adoption of K-IFRS No. 1109 by December 31, 2017. The assessment results will be disclosed in its annual financial statements for the year ending December 31, 2017. As of September 30, 2017, there have been no material changes related to the Company’s plan for the adoption of K-IFRS No. 1109 which was disclosed in the Company’s separate financial statements as of December 31, 2016.

(2) K-IFRS No. 1115, Revenue from Contracts with Customers

The Company currently plans to apply K-IFRS No.1115 in the period beginning on January 1, 2018. The Company is in the process of designing, implementing and enhancing its accounting system and related controls based on the understanding of the revenue stream of the Company with the assistance of external information technology and accounting specialists. The Company is assessing the impact of the adoption of K-IFRS No. 1115 on its separate financial statements plans to complete the assessment by December 31, 2017. The assessment results will be disclosed in its annual financial statements for the year ending December 31, 2017. As of September 30, 2017, there have been no material changes related to the Company’s plan for the adoption of K-IFRS No. 1115 which was disclosed in the Company’s separate financial statements as of December 31, 2016.

12

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	September 30, 2017
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	￦	1,666,752	(118,209)	1,548,543
Short-term loans		66,492	(665)	65,827
Accounts receivable - other		845,563	(54,522)	791,041
Accrued income		654	—	654

		2,579,461	(173,396)	2,406,065
Non-current assets:
Long-term loans		49,527	(41,120)	8,407
Long-term accounts receivable - other		240,750	—	240,750
Guarantee deposits		168,395	—	168,395

		458,672	(41,120)	417,552

	￦	3,038,133	(214,516)	2,823,617

(In millions of won)	December 31, 2016
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	￦	1,713,531	(119,027)	1,594,504
Short-term loans		54,690	(547)	54,143
Accounts receivable - other		830,675	(58,105)	772,570
Accrued income		460	—	460

		2,599,356	(177,679)	2,421,677
Non-current assets:
Long-term loans		52,308	(41,148)	11,160
Long-term accounts receivable - other		147,139	—	147,139
Guarantee deposits		173,287	—	173,287

		372,734	(41,148)	331,586

	￦	2,972,090	(218,827)	2,753,263

13

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

4.	Trade and Other Receivables, Continued

(2)	Changes in the allowances for doubtful accounts during the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2017		September 30, 2016
Balance at January 1	￦	218,827	204,677
Bad debt expense		10,581	21,807
Write-offs		(32,149)	(23,102)
Collection of receivables previously written-off		17,257	14,490

Balance at September 30	￦	214,516	217,872

5.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Beneficiary certificates	￦	47,402	97,340

(2)	Details of long-term investment securities as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Equity securities:
Marketable equity securities	￦	545,333	421,846
Unlisted equity securities		78,066	78,198
Equity investments		57,890	50,633

		681,289	550,677
Debt securities:
Investment bonds(*)		900	10,289

	￦	682,189	560,966

(*)	During the nine-month period ended September 30, 2017, the Company disposed of the convertible bonds issued by IRIVER LIMITED, whose carrying amount was ￦7,359 million as of December 31, 2016.

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

6.	Investments in Subsidiaries, Associates and Joint ventures

(1)	Investments in subsidiaries, associates and joint ventures as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Investments in subsidiaries	￦	4,400,790	4,345,956
Investments in associates and joint ventures		4,706,164	4,380,582

	￦	9,106,954	8,726,538

(2)	Details of investments in subsidiaries as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won, except for share data)	September 30, 2017				December 31, 2016
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.(*1)	1,302,239	85.9	￦	208,707	208,707
SK Broadband Co., Ltd.	298,460,212	100.0		1,870,582	1,870,582
SK Communications Co., Ltd.(*2)	43,427,530	100.0		126,185	82,857
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICEACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SERVICE TOP Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.	57,338,266	98.1		1,298,237	1,298,237
IRIVER LIMITED(*3,4)	19,901,287	45.9		79,503	54,503
SK Telecom China Holdings Co., Ltd.	—	100.0		38,652	38,652
SKT Vietnam PTE. Ltd.	180,476,700	73.3		2,364	2,364
SKT Americas, Inc.	122	100.0		45,701	45,701
YTK Investment Ltd.(*5)	—	100.0		3,388	18,693
Atlas Investment	—	100.0		84,495	82,684
SK Global Healthcare Business Group Ltd.	—	100.0		39,649	39,649
Entrix Co., Ltd.	4,157,000	100.0		27,628	27,628
SK techx Co., Ltd.	6,323,905	100.0		128,371	128,371
One Store Co., Ltd.	10,409,600	65.5		82,186	82,186

			￦	4,400,790	4,345,956

(*1)	On September 28, 2017, the board of directors of the Company resolved to acquire the shares of SK Telink Co., Ltd. held by all of the other shareholders of SK Telink Co., Ltd. on December 14, 2017 at ￦35,281 million in cash (￦270,583 per share).
(*2)	On November 24, 2016, the board of directors of the Company resolved to acquire all of the shares of SK Communications Co., Ltd. held by the other shareholders of SK Communications Co., Ltd. on February 7, 2017 at ￦2,814 per share in cash. The Company paid ￦43,328 million in cash and the Company holds wholly owns SK Communications Co., Ltd. as of September 30, 2017.
(*3)	Although the Company has less than 50% of the voting rights of IRIVER LIMITED, the Company is considered to have control over IRIVER LIMITED since the Company holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

6.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of September 30, 2017 and December 31, 2016 are as follows, Continued:

(*4)	During the nine-month period ended September 30, 2017, the Company acquired 4,699,248 shares of IRIVER LIMITED at ￦25,000 million by paid-in capital increase, and, as a result, the Company’s ownership interest of IRIVER LIMITED has changed during the nine-month period ended September 30, 2017.
(*5)	Impairment loss amounting to ￦15,305 million was recognized during the nine-month period ended September 30, 2017.

(3)	Details of investments in associates and joint ventures as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won, except for share data)
	September 30, 2017				December 31, 2016
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	10,928,921	27.3	￦	600,976	47,830
HappyNarae Co., Ltd.(*2)	720,000	45.0		12,939	12,250
Korea IT Fund(*3)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*4)	393,460	19.1		1,532	1,532
KEB HanaCard Co., Ltd.(*4)	39,902,323	15.0		253,739	253,739
Daehan Kanggun BcN Co., Ltd.	1,675,124	29.0		353	353
NanoEnTek, Inc.	6,960,445	28.5		47,958	47,958
SK Industrial Development China Co., Ltd.(*1)	—	—		—	83,691
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
SKY Property Mgmt. Ltd.(*1)	—	—		—	145,656
SK USA, Inc. and others	—	—		82,917	81,823

			￦	4,670,688	4,345,106

Investment in joint venture:
Finnq Co., Ltd.(*5)	4,900,000	49.0	￦	24,580	24,580
12CM GLOBAL PTE. LTD.(*5)	1,007,143	62.7		10,896	10,896

				35,476	35,476

			￦	4,706,164	4,380,582

(*1)	During the nine-month period ended September 30, 2017, the Company contributed its shares in SKY Property Mgmt. Ltd. and SK Industrial Development China Co. Ltd., both the equity method investees of the Company to SK China Company Ltd., and participated in SK China Company Ltd.’s rights issue which resulted in the Company’s acquiring 8,101,884 and 2,107,037 shares of SK China Company Ltd., respectively. In connection with the contributions, the Company recognized disposal gains of ￦211,307 million for the nine-month period ended September 30, 2017.
(*2)	The Company acquired 40,000 shares of HappyNarae Co., Ltd. at ￦17,212 per share during the nine-month period ended September 30, 2017.

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

6.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)	Details of investments in associates and joint ventures as of September 30, 2017 and December 31, 2016 are as follows, Continued:

(*3)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over Korea IT Fund under the contractual agreement.
(*4)	These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of board of directors even though the Company has less than 20% of equity interests.
(*5)	These investments were classified as investment in joint venture as the Company has joint control pursuant to the agreement with the other shareholders.

7.	Property and Equipment

Details of the changes in property and equipment for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2017
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	506,786	2,935	(4,406)	10,380	—	515,695
Buildings		557,021	179	(459)	18,562	(27,559)	547,744
Structures		357,065	13,845	(74)	2,679	(26,183)	347,332
Machinery		4,781,985	75,297	(4,594)	786,966	(1,232,107)	4,407,547
Other		492,410	441,914	(4,272)	(406,567)	(81,976)	441,509
Construction in progress		603,272	436,662	(1,811)	(783,452)	—	254,671

	￦	7,298,539	970,832	(15,616)	(371,432)	(1,367,825)	6,514,498

(In millions of won)
	For the nine-month period ended September 30, 2016
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Others	Ending balance
Land	￦	494,359	1,764	(2,881)	7,795	—	—	501,037
Buildings		557,932	1,437	(8,603)	20,182	(26,713)	—	544,235
Structures		342,411	11,156	(15)	9,837	(24,780)	—	338,609
Machinery		5,222,023	84,255	(21,793)	383,717	(1,209,017)	2,612	4,461,797
Other		402,252	393,659	(3,153)	(276,264)	(83,965)	344	432,873
Construction in progress		423,303	324,251	(6,848)	(178,406)	—	3,439	565,739

	￦	7,442,280	816,522	(43,293)	(33,139)	(1,344,475)	6,395	6,844,290

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

8.	Intangible Assets

(1)	Details of the changes in intangible assets for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2017
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	￦	2,580,828	—	—	—	(302,916)	2,277,912
Land usage rights		8,359	2,489	(143)	200	(2,781)	8,124
Industrial rights		13,692	2,196	(19)	—	(2,523)	13,346
Facility usage rights		16,259	1,689	(36)	122	(2,014)	16,020
Club memberships		43,984	1,435	(1,960)	87	—	43,546
Other		612,541	16,178	(4,642)	386,203	(184,900)	825,380

	￦	3,275,663	23,987	(6,800)	386,612	(495,134)	3,184,328

(In millions of won)
	For the nine-month period ended September 30, 2016
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Others	Ending balance
Frequency usage rights	￦	1,103,517	1,254,664	—	—	(220,514)	—	2,137,667
Land usage rights		11,695	995	(50)	—	(3,307)	—	9,333
Industrial rights		11,828	3,598	(120)	—	(3,261)	202	12,247
Facility usage rights		16,486	1,013	(4)	72	(1,919)	—	15,648
Club memberships		61,512	118	(1,267)	—	—	—	60,363
Other		561,031	25,870	(359)	41,946	(158,414)	25,676	495,750

	￦	1,766,069	1,286,258	(1,800)	42,018	(387,415)	25,878	2,731,008

(2)	Details of frequency usage rights as of September 30, 2017 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	￦	152,040	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		533,885	Frequency usage rights relating to LTE service	Sept. 2013	Dec. 2021
WiBro license		3,544	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,123,125	Frequency usage rights relating to LTE service	Sept. 2016	Dec. 2026
2.1GHz license		465,318	Frequency usage rights relating to W-CDMA and LTE service	Dec. 2016	Dec. 2021

	￦	2,277,912

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

9.	Borrowings and Debentures

(1)	Changes in long-term borrowings for the nine-month period ended September 30, 2017 are as follows:

(In millions of won)
	Lender	Annual interest rate	Maturity	Book value
Current				￦	13,491
Non-current					61,416

As of January 1, 2017					74,907

Repayment of long-term borrowings:
	Export Kreditnamnden	1.70%	Apr. 29, 2022		(6,407)

Other changes(*):					(3,659)

Current					12,957
Non-current					51,884

As of September 30, 2017				￦	64,841

(*)	Other changes include the effects on foreign currency translation of foreign currency-denominated long-term borrowings and changes in present value discount during the nine-month period ended September 30, 2017.

(2)	Changes in debentures for the nine-month period ended September 30, 2017 are as follows:

(In millions of won, thousands of other currencies)
	Purpose	Annual interest rate	Maturity	Face value		Book value
Current				￦	616,014	615,377
Non-current					5,001,900	4,991,067

As of January 1, 2017					5,617,914	5,606,444

Debentures newly issued:
Unsecured private bonds	Refinancing fund	1.93%	Apr. 25, 2020		60,000	59,703
		2.17%	Apr. 25, 2022		120,000	119,498
		2.55%	Apr. 25, 2027		100,000	99,592
Unsecured private bonds	Operating and refinancing fund	2.65%	Apr. 25, 2032		90,000	89,663

Debentures repaid:
Unsecured private Swiss bonds	Operating fund	1.75%	June 12, 2017		(349,119)	(349,119)
					CHF 300,000	CHF 300,000

Other changes(*):					(83,403)	(77,478)

Current					1,272,702	1,360,832
Non-current					4,282,690	4,187,471

As of September 30, 2017				￦	5,555,392	5,548,303

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

9.	Borrowings and Debentures, Continued

(2)	Changes in debentures for the nine-month period ended September 30, 2017 are as follows, Continued:

(*)	Other changes include the effects on foreign currency translation of foreign currency-denominated debentures and changes in present value discount during the nine-month period ended September 30, 2017.

10.	Long-term Payables - other

(1)	As of September 30, 2017 and December 31, 2016, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 8):

(In millions of won)
	September 30, 2017		December 31, 2016
Long-term payables - other	￦	1,710,255	2,013,122
Present value discount on long-term payables - other		(86,855)	(108,406)

		1,623,400	1,904,716
Less current installments of long-term payables - other		(300,464)	(301,773)

Carrying amount at period end	￦	1,322,936	1,602,943

(2)	The repayment schedule of the principal amount of long-term payables - other related to acquisition of frequency usage rights as of September 30, 2017 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	302,867
1~3 years		605,734
3~5 years		402,624
More than 5 years		399,030

	￦	1,710,255

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

11.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2017						As of September 30, 2017
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	￦	24,710	2	(6,735)	—	17,977	17,977	—
Provision for restoration		53,022	3,126	(645)	(395)	55,108	38,640	16,468
Emission allowance		2,788	3,573	(518)	(2,283)	3,560	3,560	—

	￦	80,520	6,701	(7,898)	(2,678)	76,645	60,177	16,468

(In millions of won)
	For the nine-month period ended September 30, 2016						As of September 30, 2016
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	￦	5,670	—	(1,019)	—	4,651	1,213	3,438
Provision for restoration		50,459	3,047	(559)	(863)	52,084	28,845	23,239
Emission allowance		1,477	1,016	(169)	—	2,324	2,324	—

	￦	57,606	4,063	(1,747)	(863)	59,059	32,382	26,677

The Company has provided handset subsidy to subscribers who purchase wireless telecommunication services from the Company and recognized a provision for subsidy amounts which the Company has obligations to pay in future periods.

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

12.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Present value of defined benefit obligations	￦	280,674	240,289
Fair value of plan assets		(270,463)	(265,076)

	￦	10,211	(24,787)

(2)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2017		September 30, 2016
Beginning balance	￦	240,289	212,139
Current service cost		29,341	27,961
Interest cost		4,947	4,212
Remeasurement:
- Adjustment based on experience		4,199	6,925
Benefit paid		(7,220)	(4,192)
Others		9,118	3,731

Ending balance	￦	280,674	250,776

(3)	Changes in plan assets for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2017		September 30, 2016
Beginning balance	￦	265,076	208,133
Interest income		5,059	3,976
Remeasurement		(535)	(5,040)
Contribution		20,000	19,000
Benefit paid		(25,655)	(3,766)
Others		6,518	2,753

Ending balance	￦	270,463	225,056

(4)	Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2017		September 30, 2016
Current service cost	￦	29,341	27,961
Net interest cost (income)		(112)	236

	￦	29,229	28,197

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

13.	Derivative Instruments

The derivative contract that matured during the nine-month period ended September 30, 2017 is as follows:

(In thousands of other currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jun 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds with face value of CHF 300,000)	Foreign currency risk	Citibank and four other banks	Jun. 12, 2012 ~ Jun.12, 2017

14.	Share Capital and Capital Surplus and Others

The Company’s outstanding share capital consists entirely of common stocks with a par value of ￦500. The number of authorized, issued and outstanding common stocks and the details of capital surplus and others as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won, except for share data)
	September 30, 2017		December 31, 2016
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common stock	￦	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares		(2,260,626)	(2,260,626)
Hybrid bonds		398,518	398,518
Share option (Note 15)		279	—
Others		(682,298)	(682,298)

	￦	371,760	371,481

There were no changes in share capital for the nine-month periods ended September 30, 2017 and 2016 and details of shares outstanding as of September 30, 2017 and 2016 are as follows:

(In shares)	September 30, 2017			September 30, 2016
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Issued shares	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

15.	Share option

(1)	At the shareholders’ meeting held on March 24, 2017, the Company established a share option program that entitles key management personnel the option to purchase common shares in the Company. The terms and conditions related to the grants of the share options under the share option program are as follows:

	1-1	1-2	1-3
Grant date	March 24, 2017
Types of shares to be issued	66,504 of registered common shares
Grant method	Reissue of treasury shares
Number of shares (in shares)	22,168	22,168	22,168
Exercise price (in won)	246,750	266,490	287,810
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date

(2)	Share compensation expense recognized during the nine-month period ended September 30, 2017 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During the nine-month period ended September 30, 2017	￦	279
In subsequent periods		1,112

	￦	1,391

(3)	The Company used binomial option pricing model and the inputs used in the measurement of the fair value of the share options at grant date of the share-based payment plans are as follows:

	1-1	1-2	1-3
Risk-free interest rate	1.86%	1.95%	2.07%
Estimated option’s life	5 years	6 years	7 years
Share price (Closing price on the preceding day in won)	262,500	262,500	262,500
Expected volatility	13.38%	13.38%	13.38%
Expected dividends	3.80%	3.80%	3.80%
Exercise price (in won)	246,750	266,490	287,810
Fair value per share (in won)	27,015	20,240	15,480

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

16.	Retained Earnings

Retained earnings as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		—	60,001
Reserve for business expansion		10,171,138	9,871,138
Reserve for technology development		3,071,300	2,826,300

		13,264,758	12,779,759
Unappropriated		1,100,741	1,122,868

	￦	14,365,499	13,902,627

17.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Valuation gain on available-for-sale financial assets	￦	122,898	28,963
Valuation loss on derivatives		(80,042)	(90,756)

	￦	42,856	(61,793)

(2)	Changes in reserves for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2017
	Valuation gain on available-for- sale financial assets		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2017	￦	28,963	(90,756)	(61,793)
Changes, net of taxes		93,935	10,714	104,649

Balance at September 30, 2017	￦	122,898	(80,042)	42,856

(In millions of won)	For the nine-month period ended September 30, 2016
	Valuation gain on available-for- sale financial assets		Valuation loss on derivatives	Total
Balance at January 1, 2016	￦	23,578	(76,806)	(53,228)
Changes, net of taxes		64,704	(15,518)	49,186

Balance at September 30, 2016	￦	88,282	(92,324)	(4,042)

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

18.	Other Operating Expenses

Details of other operating expenses for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Operating Expenses:
Communication	￦	6,052	18,540	6,698	22,240
Utilities		63,630	170,146	57,956	158,353
Taxes and dues		7,644	14,918	7,235	16,542
Repair		58,249	165,021	54,105	155,965
Research and development		77,075	221,814	66,098	199,616
Training		6,679	16,009	5,487	15,478
Bad debt for accounts receivable - trade		2,002	10,354	2,474	14,198
Other		10,146	29,034	12,998	36,008

	￦	231,477	645,836	213,051	618,400

19.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	2,461	7,025	1,663	2,533
Others		3,484	6,290	5,076	41,534

	￦	5,945	13,315	6,739	44,067

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	￦	5,149	8,804	18,080	28,050
Donations		27,202	57,896	17,444	58,091
Bad debt for accounts receivable - other		—	227	4,196	7,609
Others		452	3,384	4,315	6,108

	￦	32,803	70,311	44,035	99,858

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

20.	Finance Income and Costs

(1)	Details of finance income and costs for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	￦	12,766	42,164	9,644	21,862
Gain on sale of accounts receivable - trade		4,414	13,504	4,853	12,708
Dividends		1,833	101,256	16,591	113,024
Gain on foreign currency transactions		2,798	8,235	1,444	7,045
Gain on foreign currency translations		392	132	—	43
Gain relating to financial liabilities at fair value through profit or loss		—	—	1,048	1,225
Gain relating to financial assets at fair value through profit or loss		—	142	—	—
Gain on disposal of long-term investment securities		790	3,148	2,476	4,227
Gain on valuation of derivatives		364	1,195	1,024	4,708

	￦	23,357	169,776	37,080	164,842

(In millions of won)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Costs:
Interest expense	￦	58,755	182,351	62,040	178,747
Loss on foreign currency transactions		3,004	9,448	5,060	10,100
Loss on foreign currency translations		—	45	1,588	1,860
Loss on disposal of long-term investment securities		138	694	108	152
Loss on settlement of derivatives		—	8,910	1,518	1,837
Loss relating to financial assets at fair value through profit or loss		323	—	532	910
Loss relating to financial liabilities at fair value through profit or loss		38	567	—	—
Others		2,030	2,030	—	815

	￦	64,288	204,045	70,846	194,421

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

20.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and short-term financial instruments	￦	3,794	11,259	1,908	5,658
Interest income on installment receivables and others		8,972	30,905	7,736	16,204

	￦	12,766	42,164	9,644	21,862

(3)	Details of interest expenses included in finance costs for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expenses on borrowings	￦	1,340	5,321	922	4,193
Interest expenses on debentures		43,495	133,528	49,763	147,017
Others		13,920	43,502	11,355	27,537

	￦	58,755	182,351	62,040	178,747

(4)	Details of impairment losses on financial assets for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable - trade	￦	2,002	10,354	2,474	14,198
Other receivables		—	227	4,196	7,609
Available-for-sale financial assets		2,030	2,030	—	815

	￦	4,032	12,611	6,670	22,622

21.	Income Tax Expense

Income tax expense was calculated by considering current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences.

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

22.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the nine-month periods ended September 30, 2017 and 2016 are calculated as follows:

(In millions of won, shares)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period	￦	478,715	1,180,971	324,583	990,933
Interest on hybrid bond		—	(8,420)	—	(8,420)
Profit for the period available for common shares		478,715	1,172,551	324,583	982,513
Weighted average number of common shares outstanding		70,609,160	70,609,160	70,609,160	70,609,160

Basic earnings per share (in won)	￦	6,780	16,606	4,597	13,915

2)	The weighted average number of common shares outstanding for the nine-month periods ended September 30, 2017 and 2016 are calculated as follows:

(In shares)		Weighted number of shares
	Number of shares	Three-month period ended September 30	Nine-month period ended September 30
Issued common shares at January 1, 2017	80,745,711	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at September 30, 2017	70,609,160	70,609,160	70,609,160

(In shares)		Weighted number of shares
	Number of shares	Three-month period ended September 30	Nine-month period ended September 30
Issued common shares at January 1, 2016	80,745,711	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at September 30, 2016	70,609,160	70,609,160	70,609,160

(2)	Diluted earnings per share

For the nine-month periods ended September 30, 2017 and 2016, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

23.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives designated as hedging instrument	Total
Cash and cash equivalents	￦	—	—	901,921	—	901,921
Financial instruments		—	—	94,382	—	94,382
Short-term investment securities		—	47,402	—	—	47,402
Long-term investment securities		—	682,189	—	—	682,189
Accounts receivable - trade		—	—	1,548,543	—	1,548,543
Loans and other receivables(*2)		—	—	1,275,074	—	1,275,074
Derivative financial assets		8,563	—	—	85,597	94,160

	￦	8,563	729,591	3,819,920	85,597	4,643,671

(In millions of won)
	December 31, 2016
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives designated as hedging instrument	Total
Cash and cash equivalents	￦	—	—	874,350	—	874,350
Financial instruments		—	—	95,102	—	95,102
Short-term investment securities		—	97,340	—	—	97,340
Long-term investment securities(*1)		7,359	553,607	—	—	560,966
Accounts receivable - trade		—	—	1,594,504	—	1,594,504
Loans and other receivables(*2)		—	—	1,158,759	—	1,158,759
Derivative financial assets		7,368	—	—	169,097	176,465

	￦	14,727	650,947	3,722,715	169,097	4,557,486

(*1)	Long-term investment securities were designated as financial assets at fair value through profit or loss since the fair value of embedded derivative (conversion right) could not be separately measured.

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

23.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of September 30, 2017 and December 31, 2016 are as follows, Continued:

(*2)	Details of loans and other receivables as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Short-term loans	￦	65,827	54,143
Accounts receivable – other		791,041	772,570
Accrued income		654	460
Long-term loans		8,407	11,160
Long-term accounts receivable – other		240,750	147,139
Guarantee deposits		168,395	173,287

	￦	1,275,074	1,158,759

(2)	Financial liabilities by category as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives designated as hedging instrument	Total
Derivative financial liabilities	￦	—	—	62,403	62,403
Borrowings		—	64,841	—	64,841
Debentures (*1)		60,167	5,488,136	—	5,548,303
Accounts payable - other and others (*2)		—	3,552,481	—	3,552,481

	￦	60,167	9,105,458	62,403	9,228,028

(In millions of won)
	December 31, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives designated as hedging instrument	Total
Derivative financial liabilities	￦	—	—	86,950	86,950
Borrowings		—	74,907	—	74,907
Debentures (*1)		59,600	5,546,844	—	5,606,444
Accounts payable - other and others (*2)		—	4,150,132	—	4,150,132

	￦	59,600	9,771,883	86,950	9,918,433

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of September 30, 2017 and December 31, 2016 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

23.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of September 30, 2017 and December 31, 2016 are as follows, Continued:

(*2)	Details of accounts payable – other and others as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Accounts payable - other	￦	1,147,320	1,546,252
Withholdings		40	40
Accrued expenses		749,816	663,918
Current portion of long-term payables - other		300,464	301,773
Long-term payables - other		1,322,936	1,602,943
Other non-current liabilities		31,905	35,206

	￦	3,552,481	4,150,132

24.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, and accounts receivable - trade and other. Financial liabilities consist of accounts payable - trade and other, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2017 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	42,950	￦	49,251	1,451,154	￦	1,664,038
EUR	28,211		38,109	31		42
JPY	16,340		167	—		—
AUD	—		—	299,930		269,949
Others			602			—

		￦	88,129		￦	1,934,029

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

24.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of September 30, 2017, a hypothetical change in exchange rates by 10% would have increased (reduced) the Company’s income before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	4,811	(4,811)
EUR		3,807	(3,807)
JPY		17	(17)
Others		60	(60)

	￦	8,695	(8,695)

(ii)	Equity price risk

The Company has listed and non-listed equity securities for its liquidity management and operating purpose. As of September 30, 2017, available-for-sale equity instruments measured at fair value amount to ￦595,685 million.

(iii)	Interest rate risk

The interest rate risk of the Company arises from borrowings and debentures. Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows are not influenced by the changes in market interest rates.

The Company performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2017, floating-rate debentures amount to ￦344,010 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate debentures. Therefore, income before income taxes for the nine-month period ended September 30, 2017 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

24.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Cash and cash equivalents	￦	901,859	874,310
Financial instruments		94,382	95,102
Available-for-sale financial assets		900	2,930
Accounts receivable – trade		1,548,543	1,594,504
Loans and other receivables		1,275,074	1,158,759
Derivative financial assets		94,160	176,465
Financial assets at fair value through profit or loss		—	7,359

	￦	3,914,918	3,909,429

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations.

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of September 30, 2017.

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2017 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	￦	64,841	69,685	14,414	55,271	—
Debentures(*)		5,548,303	6,608,764	1,528,623	2,267,801	2,812,340
Accounts payable - other and others		3,552,481	3,717,555	2,212,685	1,094,692	410,178

	￦	9,165,625	10,396,004	3,755,722	3,417,764	3,222,518

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

24.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk, Continued

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*)	Includes interest payables.

As of September 30, 2017, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	85,597	87,103	30,553	48,036	8,514
Liabilities		(62,403)	(62,551)	(62,551)	—	—

	￦	23,194	24,552	(31,998)	48,036	8,514

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2016.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity both from the financial statements.

Debt-equity ratio as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Total liabilities	￦	10,161,173	11,191,620
Total equity		14,824,754	14,256,954
Debt-equity ratios		68.54%	78.50%

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

24.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2017 are as follows:

(In millions of won)	September 30, 2017
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	￦	8,563	—	8,563	—	8,563
Derivative financial assets		85,597	—	85,597	—	85,597
Available-for-sale financial assets		595,685	545,333	47,402	2,950	595,685

	￦	689,845	545,333	141,562	2,950	689,845

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	￦	60,167	—	60,167	—	60,167
Derivative financial liabilities		62,403	—	62,403	—	62,403

	￦	122,570	—	122,570	—	122,570

Financial liabilities that are not measured at fair value:
Borrowings	￦	64,841	—	66,134	—	66,134
Debentures		5,488,136	—	5,817,482	—	5,817,482
Long-term payables - other		1,623,400	—	1,748,929	—	1,748,929

	￦	7,176,377	—	7,632,545	—	7,632,545

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

24.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2016 are as follows:

(In millions of won)	December 31, 2016
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	￦	14,727	—	7,368	7,359	14,727
Derivative financial assets		169,097	—	169,097	—	169,097
Available-for-sale financial assets		522,491	421,846	97,340	3,305	522,491

	￦	706,315	421,846	273,805	10,664	706,315

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	￦	59,600	—	59,600	—	59,600
Derivative financial liabilities		86,950	—	86,950	—	86,950

	￦	146,550	—	146,550	—	146,550

Financial liabilities that are not measured at fair value:
Borrowings	￦	74,907	—	76,574	—	76,574
Debentures		5,546,844	—	5,957,419	—	5,957,419
Long-term payables - other		1,904,716	—	2,082,141	—	2,082,141

	￦	7,526,467	—	8,116,134	—	8,116,134

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ￦133,906 million and ￦128,456 million as of September 30, 2017 and December 31, 2016, respectively, are measured at cost in accordance with K-IFRS 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

24.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of September 30, 2017 are as follows:

Interest rate
Derivative instruments	1.22 ~ 1.89%
Borrowings and debentures	2.28 ~ 2.36%
Long-term payables - other	2.00 ~ 2.44%

3)	There have been no transfers between Level 2 to Level 1 for the nine-month period ended September 30, 2017 and changes of financial assets classified as Level 3 for the nine-month period ended September 30, 2017 are as follows:

(In millions of won)
	Balance at January 1, 2017		Gain for the period	Other comprehensive loss	Disposals	Balance at September 30, 2017
Financial assets at fair value through profit or loss	￦	7,359	142	—	(7,501)	—
Available-for-sale financial assets		3,305	—	(355)	—	2,950

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

24.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	￦	27,500	—	27,500	(27,500)	—
Accounts receivable – trade and others		85,329	(84,921)	408	—	408

	￦	112,829	(84,921)	27,908	(27,500)	408

Financial liabilities:
Derivatives(*)	￦	62,403	—	62,403	(27,500)	34,903
Accounts payable – other and others		84,921	(84,921)	—	—	—

	￦	147,324	(84,921)	62,403	(27,500)	34,903

(In millions of won)
	December 31, 2016
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	￦	74,708	—	74,708	(74,708)	—
Accounts receivable – trade and others		110,762	(103,250)	7,512	—	7,512

	￦	185,470	(103,250)	82,220	(74,708)	7,512

Financial liabilities:
Derivatives(*)	￦	86,950	—	86,950	(74,708)	12,242
Accounts payable – other and others		103,250	(103,250)	—	—	—

	￦	190,200	(103,250)	86,950	(74,708)	12,242

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

25.	Related Parties and Others

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 38 others(*)
Joint ventures	Dogus Planet, Inc. and 5 others
Associates	SK hynix Inc. and 43 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of September 30, 2017, subsidiaries of the Company are as follows:

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	85.9	Telecommunication and MVNO service
	SK Communications Co., Ltd.(*2)	100.0	Internet website services
	SK Broadband Co., Ltd.	100.0	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICEACE Co., Ltd.	100.0	Customer center management service
	SERVICE TOP Co., Ltd.	100.0	Customer center management service
	Network O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment
	SK Global Healthcare Business Group Ltd.	100.0	Investment
	SKT Vietnam PTE. Ltd.	73.3	Telecommunication services
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	Entrix Co., Ltd.	100.0	Cloud streaming service
	SK techx Co., Ltd.	100.0	System software development and supply
	One Store Co., Ltd.	65.5	Telecommunication services
	SK Planet Co., Ltd.	98.1	Telecommunication services
	IRIVER LIMITED	45.9	Manufacturing digital audio players and other portable media devices
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co.,Ltd. (formerly, M&Service Co., Ltd.)	100.0	Database and internet website service
	SK Planet Japan, K. K.	79.5	Digital contents sourcing service
	SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
	SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment
	SKP America LLC.	100.0	Digital contents sourcing service
	shopkick Management Company, Inc.	100.0	Investment
	shopkick, Inc.	100.0	Reward points-based in-store shopping application development
	Planet11 E-commerce Solutions India Pvt. Ltd.	99.0	Electronic commerce platform service
	11street (Thailand) Co., Ltd.	100.0	Electronic commerce
	Hello Nature Ltd.	100.0	Retail of agro-fisheries and livestock
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver Inc.	100.0	Marketing and sales in North America
	iriver China Co., Ltd.	100.0	Sales and manufacturing MP3 and 4
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and Manufacturing of e-book
	groovers Japan Co., Ltd..	100.0	Digital music contents sourcing and distribution service
	S.M.LIFE DESIGN COMPANY JAPAN INC.	100.0	Selling of goods in Japan

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

25.	Related Parties and Others, Continued

(1)	List of related parties, Continued

(*)	As of September 30, 2017, subsidiaries of the Company are as follows, Continued:

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by SK Telink Co., Ltd.	NSOK Co., Ltd. (formerly, Neosnetworks Co., Ltd.)(*3)	100.0	Security and maintenance services
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.(*4)	100.0	Operation of information and communication facility
Others(*5)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)	On November 24, 2016, the board of directors of the Company resolved to acquire all of the shares of SK Communications Co., Ltd. held by the other shareholders of SK Communications Co., Ltd. on February 7, 2017 at ￦2,814 per share in cash. The Company paid ￦43,328 million in cash and the Company wholly owns SK Communications Co., Ltd. as of September 30, 2017.

(*3)	During the nine-month period ended September 30, 2017, Neosnetworks Co., Ltd. changed its name to NSOK Co., Ltd.

(*4)	Home & Service Co., Ltd. was newly established by SK Boradband Co., Ltd. during the nine-month period ended September 30, 2017.

(*5)	Others are owned together by Atlas Investment and one other subsidiary of the Parent Company.

For the periods presented, the Company belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	￦	332	1,831	220	1,421
Defined benefits plan expenses		83	175	48	376
Share option		135	279	—	—

	￦	550	2,285	268	1,797

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

25.	Related Parties and Others, Continued

(3)	Transactions with related parties for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)		2017
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment
Scope	Company	Three- month period ended Sep. 30		Nine-month period ended Sep. 30	Three- month period ended Sep. 30	Nine-month period ended Sep. 30	Three- month period ended Sep. 30	Nine-month period ended Sep. 30
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	3,495	8,318	72,907	403,186	15,563	76,573
Subsidiaries	SK Broadband Co., Ltd.		31,284	87,555	130,463	407,652	16,659	19,523
	PS&Marketing Corporation(*2)		2,924	10,078	381,426	1,067,792	62	542
	Network O&S Co., Ltd.		1,483	3,412	42,974	151,147	15,552	19,973
	SK Planet Co., Ltd.		7,325	21,388	11,351	22,860	20	56
	SK Telink Co., Ltd.		16,277	46,855	5,229	14,280	—	—
	Service Ace Co., Ltd.		1,986	5,954	31,472	96,789	—	—
	Service Top Co., Ltd.		2,097	6,341	34,411	102,873	—	—
	SK techx Co., Ltd		3,513	4,591	46,956	141,053	1,605	1,887
	Others		6,735	20,894	21,609	41,451	1,269	2,204

			73,624	207,068	705,891	2,045,897	35,167	44,185

Associates	F&U Credit information Co., Ltd.		401	1,221	10,671	33,535	—	37
	HappyNarae Co., Ltd.		26	29	2,754	10,741	21,553	34,035
	SK hynix Inc.(*3)		17,424	114,661	10	156	—	—
	KEB HanaCard Co., Ltd.		4,455	13,629	3,780	11,223	—	—
	Others(*4)		288	2,476	537	26,026	—	151

			22,594	132,016	17,752	81,681	21,553	34,223

Other	SK Engineering & Construction Co., Ltd.		476	2,818	98	239	—	—
	SK Innovation Co., Ltd.		1,533	4,476	183	673	—	—
	SK Networks Co., Ltd.		4,816	12,129	3,670	11,930	390	671
	SK Networks service Co., Ltd.		161	161	17,603	35,422	522	824
	SK Telesys Co., Ltd.		40	123	491	1,210	28,208	55,771
	SK TNS Co., Ltd.		25	74	8,044	14,437	107,742	172,796
	Others		2,513	7,173	11,978	35,467	2,639	4,739

			9,564	26,954	42,067	99,378	139,501	234,801

		￦	109,277	374,356	838,617	2,630,142	211,784	389,782

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

25.	Related Parties and Others, Continued

(3)	Transactions with related parties for the nine-month periods ended September 30, 2017 and 2016 are as follows, Continued:

(*1)	Operating expenses and others include ￦203,635 million of dividends paid by the Company.
(*2)	Operating expenses and others include ￦532,733 million paid to PS&Marketing Corporation relating to purchase of accounts receivables from the sale of handsets.
(*3)	Operating revenue and others include ￦87,660 million of dividends received.
(*4)	Operating revenue and others include ￦1,403 million of dividends received from Korea IT Fund.

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

25.	Related Parties and Others, Continued

(3)	Transactions with related parties for the nine-month periods ended September 30, 2017 and 2016 are as follows, Continued:

(In millions of won)		2016
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment		Loans		Collection of loans
Scope	Company	Three- month period ended Sep. 30		Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep.30	Three- month period ended Sep. 30	Nine- month period ended Sep.30
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	2,199	7,916	81,414	452,059	54,910	67,906	—	—	—	—
Subsidiaries	SK Broadband Co., Ltd.		30,082	91,535	148,360	401,941	19,835	26,934	—	—	—	—
	PS&Marketing Corporation(*7)		2,677	8,309	380,030	1,136,983	2,877	3,232	—	—	—	—
	Network O&S Co., Ltd.		1,295	4,405	49,008	141,577	5,712	8,531	—	—	—	—
	SK Planet Co., Ltd.		7,362	25,800	11,560	127,025	—	331	—	—	—	—
	SK Telink Co., Ltd.(*2)		16,098	50,300	5,069	15,925	—	—	—	—	—	—
	Service Ace Co., Ltd.(*3)		7,454	11,341	34,000	101,899	—	—	—	—	—	—
	Service Top Co., Ltd.(*4)		9,848	14,232	35,871	109,149	—	—	—	—	—	—
	SK techx Co., Ltd		463	891	53,748	124,149	2,421	5,019	—	—	—	—
	Others		7,323	15,321	13,281	37,747	918	1,769	—	—	—	—

			82,602	222,134	730,927	2,196,395	31,763	45,816	—	—	—	—

Associates	F&U Credit information Co., Ltd.		399	1,207	10,571	30,987	—	—	—	—	—	—
	HappyNarae Co., Ltd.		20	57	2,904	6,491	5,769	9,639	—	—	—	—
	SK hynix Inc.(*5)		6,979	87,652	28	215	—	—	—	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		284	852	2	14,312	—	—	—	—	—	—
	KEB HanaCard Co., Ltd.		4,929	14,928	3,667	11,146	—	—	—	—	—	—
	Others(*6)		2	6,084	1,070	2,855	316	359	—	1,100	1,290	2,990

			12,613	110,780	18,242	66,006	6,085	9,998	—	1,100	1,290	2,990

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

25.	Related Parties and Others, Continued

(3)	Transactions with related parties for the nine-month periods ended September 30, 2017 and 2016 are as follows, Continued:

(In millions of won)		2016
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment		Loans		Collection of loans
Scope	Company	Three- month period ended Sep. 30		Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep.30	Three- month period ended Sep. 30	Nine- month period ended Sep.30
Other	SK Engineering & Construction Co., Ltd.		751	3,060	—	831	1,245	1,890	—	—	—	—
	SK Networks Co., Ltd.		1,297	3,837	3,475	11,690	—	—	—	—	—	—
	SK Networks service Co., Ltd.		166	662	12,641	35,711	1,492	2,024	—	—	—	—
	SK Telesys Co., Ltd.		342	389	1,833	5,593	14,513	38,644	—	—	—	—
	SK TNS Co., Ltd.		24	66	10,141	20,656	77,495	135,360	—	—	—	—
	Others		3,780	12,961	5,184	15,077	2,621	4,762	—	—	—	—

			6,360	20,975	33,274	89,558	97,366	182,680	—	—	—	—

Total		￦	103,774	361,805	863,857	2,804,018	190,124	306,400	—	1,100	1,290	2,990

(*1)	Operating expenses and others include ￦203,635 million of dividends paid by the Company.
(*2)	Operating revenue and others include ￦2,489 million of dividends received.
(*3)	Operating revenue and others include ￦5,504 million of dividends received.
(*4)	Operating revenue and others include ￦7,700 million of dividends received.
(*5)	Operating revenue and others include ￦73,050 million of dividends received.
(*6)	Operating revenue and others include ￦6,082 million of dividends received from Korea IT Fund.
(*7)	Operating expenses and others include ￦589,587 million paid to PS&Marketing Corporation relating to purchase of accounts receivables from its sale of handsets.

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

25.	Related Parties and Others, Continued

(4)	Account balances with related parties as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)		September 30, 2017
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	662	41,588
Subsidiaries	SK Broadband Co., Ltd.		—	17,017	51,879
	PS&Marketing Corporation		—	394	125,149
	Network O&S Co., Ltd.		—	10	25,847
	SK Planet Co., Ltd.		—	4,309	33,467
	SK Telink Co., Ltd.		—	8,641	2,419
	SERVICEACE Co., Ltd.		—	—	10,914
	SERVICE TOP Co., Ltd.		—	129	10,849
	SK techx Co., Ltd.		—	3,546	17,019
	One Store Co., Ltd.		—	677	12,554
	Others		—	6,868	20,829

			—	41,591	310,926

Associates	HappyNarae Co., Ltd.		—	3	297
	SK hynix Inc.		—	4,752	—
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,455	8,036
	Others		813	899	3,573

			22,960	45,521	11,906

Other	SK Engineering and Construction Co., Ltd.		—	257	—
	SK Networks Co., Ltd.		—	4,340	1,064
	SK Networks Services Co., Ltd.		—	—	1,220
	SK Telesys Co., Ltd.		—	14	2,745
	SK TNS Co., Ltd.		—	1,979	138
	SK Innovation Co., Ltd.		—	8	5,720
	SK infosec Co., Ltd.		—	—	8,728
	Others		—	560	2,267

			—	7,158	21,882

		￦	22,960	94,932	386,302

(*)	As of September 30, 2017, the Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as allowances for doubtful accounts.

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

25.	Related Parties and Others, Continued

(4)	Account balances with related parties as of September 30, 2017 and December 31, 2016 are as follows, Continued:

(In millions of won)		December 31, 2016
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	1,577	68,939
Subsidiaries	SK Broadband Co., Ltd.		—	16,219	79,399
	PS&Marketing Corporation		—	228	126,178
	Network O&S Co., Ltd.		—	93	33,998
	SK Planet Co., Ltd.		—	3,950	36,462
	SK Telink Co., Ltd.		—	12,140	2,882
	SERVICE ACE Co., Ltd.		—	—	24,425
	SERVICE TOP Co., Ltd.		—	—	26,086
	SK techx Co., Ltd.		—	4,982	23,103
	One Store Co., Ltd.		—	2,265	32,450
	Others(*1)		—	16,464	23,858

			—	56,341	408,841

Associates	HappyNarae Co., Ltd.		—	—	16,570
	SK hynix Inc.		—	4,398	92
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,619	7,657
	Others		813	4,215	1,844

			22,960	48,644	26,163

Other	SK Engineering and Construction Co., Ltd.		—	982	4,975
	SK Networks Co., Ltd.		—	1,175	1,353
	SK Networks Services Co., Ltd.		—	11	9,882
	SK Telesys Co., Ltd.		—	20	863
	SK Innovation Co., Ltd.		—	1,114	427
	SK TNS Co., Ltd.		—	—	66,751
	Others		—	1,278	19,070

			—	4,580	103,321

		￦	22,960	111,142	607,264

(*1)	The convertible bonds amounting to ￦7,359 million are included in accounts receivable - trade and others.
(*2)	As of December 31, 2016, the Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as allowances for doubtful accounts.

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

26.	Commitments and Contingencies

(1)	Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. During the nine-month period ended September 30, 2017, the Company entered into a comprehensive agreement to purchase the accounts receivables from handset sales with agents and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ￦868,899 million as of September 30, 2017 which the Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of September 30, 2017, the Company is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

27.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2017		September 30, 2016
Gain on foreign currency translations	￦	(132)	(43)
Interest income		(42,164)	(21,862)
Dividends		(101,256)	(113,024)
Gain relating to financial assets at fair value through profit or loss		(142)	—
Gain on disposal of long-term investment securities		(3,148)	(4,227)
Gain on disposal of property and equipment and intangible assets		(7,025)	(2,533)
Gain on valuation of derivatives		(1,195)	(4,708)
Gain relating to financial liabilities at fair value through profit or loss		—	(1,225)
Gain on sale of accounts receivable - trade		(13,504)	(12,708)
Other income		—	(758)
Loss on foreign currency translations		45	1,860
Bad debt for accounts receivable - trade		10,354	14,198
Bad debt for accounts receivable - other		227	7,609
Loss on disposal of long-term investments securities		694	152
Other finance costs		2,030	815
Loss relating to financial assets at fair value through profit or loss		—	910
Depreciation and amortization		1,862,959	1,731,890
Loss on disposal of property and equipment and intangible assets		8,804	28,050
Interest expenses		182,351	178,747
Loss relating to financial liabilities at fair value through profit or loss		567	—
Loss on settlement of derivatives		8,910	1,837
Gain (loss) relating to Investments in subsidiaries and associates		(196,001)	47,618
Retirement benefit expenses		29,229	28,197
Share option		279	—
Income tax expense		246,189	261,246
Other expenses		1,090	15,890

	￦	1,989,161	2,157,931

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

27.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2017		September 30, 2016
Accounts receivable – trade	￦	35,662	(86,273)
Accounts receivable – other		(4,609)	(471,450)
Advance payments		15,611	18,666
Prepaid expenses		(5,614)	(9,956)
Inventories		3,884	5,244
Long-term accounts receivable - other		(93,611)	(226,168)
Long-term prepaid expenses		1,743	2,532
Guarantee deposits		9,184	(3,104)
Accounts payable – other		(38,072)	87,258
Advanced receipts		2,583	11,977
Withholdings		(64,905)	147,039
Deposits received		(4,257)	3,189
Accrued expenses		49,468	68,874
Unearned revenue		(839)	(9,598)
Provisions		(1,962)	(1,188)
Long-term provisions		(2,266)	—
Plan assets		5,655	(15,234)
Retirement benefit payment		(7,220)	(4,192)
Others		(21)	(72)

	￦	(99,586)	(482,456)

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2017	September 30, 2016
Increase (decrease) in accounts payable - other relating to the acquisition of property and equipment and intangible assets	(360,862)	839,033

50

SK TELECOM CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2017 and 2016

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of September 30, 2017, the related condensed consolidated statements of income and comprehensive income for the three and nine-month periods ended September 30, 2017 and 2016, the condensed consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2017 and 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 22, 2017, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2016, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 6, 2017

This report is effective as of November 6, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position

As of September 30, 2017 and December 31, 2016

(In millions of won)	Note	September 30, 2017		December 31, 2016
Assets
Current Assets:
Cash and cash equivalents	26,27	￦	1,447,178	1,505,242
Short-term financial instruments	26,27,28,29		624,280	468,768
Short-term investment securities	7,26,27		87,402	107,364
Accounts receivable – trade, net	5,26,27,28		2,128,250	2,240,926
Short-term loans, net	5,26,27,28		74,406	58,979
Accounts receivable – other, net	5,26,27,28,29		1,004,635	1,121,444
Prepaid expenses			191,160	169,173
Short-term derivative financial assets	16,26,27		21,105	—
Inventories, net	6		248,839	259,846
Advance payments and other	5,26,27,28		64,939	64,886
Assets classified as held for sale	8		116,095	—

Total Current Assets			6,008,289	5,996,628

Non-Current Assets:
Long-term financial instruments	26,27		1,219	937
Long-term investment securities	7,26,27		833,103	828,521
Investments in associates and joint ventures	9		8,967,630	7,404,323
Property and equipment, net	10,28,29		9,601,584	10,374,212
Goodwill			1,949,682	1,932,452
Intangible assets, net	11		3,658,195	3,776,354
Long-term loans, net	5,26,27,28		54,061	65,476
Long-term accounts receivable - other	5,26,27,29		243,348	149,669
Long-term prepaid expenses			88,122	88,130
Guarantee deposits	5,26,27,28		290,433	298,964
Long-term derivative financial assets	16,26,27		93,845	214,770
Defined benefit assets	15		379	30,247
Deferred tax assets	24		84,133	75,111
Other non-current assets	5,26,27		49,803	61,869

Total Non-Current Assets			25,915,537	25,301,035

Total Assets		￦	31,923,826	31,297,663

See accompanying notes to the condensed consolidated interim financial statements.

3

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position, Continued

As of September 30, 2017 and December 31, 2016

(In millions of won)	Note	September 30, 2017		December 31, 2016
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	12,26,27	￦	80,000	2,614
Current installments of long-term debt, net	12,26,27		1,570,714	888,467
Current installments of long-term payables - other	13,26,27		301,002	301,773
Accounts payable - trade	26,27,28		257,105	402,445
Accounts payable - other	26,27,28		1,262,442	1,767,799
Withholdings	26,27,28		944,358	964,084
Accrued expenses	26,27		1,201,981	1,125,816
Income tax payable	24		190,218	474,931
Unearned revenue			170,415	188,403
Provisions	14		65,353	66,227
Receipts in advance			170,621	174,588
Derivative financial liabilities	16,26,27		62,403	86,950
Other current liabilities			29	2
Liabilities classified as held for sale	8		111,095	—

Total Current Liabilities			6,387,736	6,444,099

Non-Current Liabilities:
Debentures, excluding current installments, net	12,26,27		5,622,461	6,338,930
Long-term borrowings, excluding current installments, net	12,26,27		178,030	139,716
Long-term payables - other	13,26,27		1,342,171	1,624,590
Long-term unearned revenue			1,816	2,389
Defined benefit liabilities	15		120,320	70,739
Long-term derivative financial liabilities	16,26,27		379	203
Long-term provisions	14		30,097	31,690
Deferred tax liabilities	24		719,550	479,765
Other non-current liabilities	26,27		45,181	49,112

Total Non-Current Liabilities			8,060,005	8,737,134

Total Liabilities			14,447,741	15,181,233

Shareholders’ Equity
Share capital	1,17		44,639	44,639
Capital surplus and others	17,18		196,467	199,779
Retained earnings	19		17,242,404	15,953,164
Reserves	20		(144,046)	(226,183)

Equity attributable to owners of the Parent Company			17,339,464	15,971,399
Non-controlling interests			136,621	145,031

Total Shareholders’ Equity			17,476,085	16,116,430

Total Liabilities and Shareholders’ Equity		￦	31,923,826	31,297,663

See accompanying notes to the condensed consolidated interim financial statements.

4

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Income

For the three and nine-month periods ended September 30, 2017 and 2016

(In millions of won except for per share data)		September 30, 2017			September 30, 2016
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating revenue:	4,28
Revenue		￦	4,442,739	13,022,697	4,243,804	12,739,556

Operating expenses:	28
Labor			509,511	1,437,439	448,799	1,391,385
Commissions			1,372,781	4,103,409	1,314,583	3,965,062
Depreciation and amortization	4		777,663	2,305,546	733,040	2,169,642
Network interconnection			224,143	658,247	264,460	783,816
Leased line			86,636	257,835	91,472	302,443
Advertising			128,356	337,232	103,897	299,476
Rent			129,367	394,852	130,104	388,905
Cost of products that have been resold			477,928	1,325,497	417,394	1,295,574
Others	21		343,944	976,462	315,757	909,464

			4,050,329	11,796,519	3,819,506	11,505,767

Operating profit	4		392,410	1,226,178	424,298	1,233,789

Finance income	4,23		31,153	104,703	34,933	411,337
Finance costs	4,23		(80,444)	(305,476)	(89,509)	(241,447)
Gains relating to investments in subsidiaries, associates and joint ventures, net	4,9		689,480	1,567,730	112,005	228,813
Other non-operating income	4,22		9,493	22,963	12,125	53,449
Other non-operating expenses	4,22		(38,041)	(139,401)	(62,679)	(153,894)

Profit before income tax	4		1,004,051	2,476,697	431,173	1,532,047

Income tax expense	24		211,084	479,738	109,060	346,646

Profit for the period		￦	792,967	1,996,959	322,113	1,185,401

Attributable to:
Owners of the Parent Company		￦	795,826	2,009,849	325,102	1,187,084
Non-controlling interests			(2,859)	(12,890)	(2,989)	(1,683)
Earnings per share:	25
Basic and diluted earnings per share (in won)		￦	11,271	28,345	4,604	16,693

See accompanying notes to the condensed consolidated interim financial statements.

5

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2017 and 2016

(In millions of won)		September 30, 2017			September 30, 2016
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Profit for the period		￦	792,967	1,996,959	322,113	1,185,401

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	15		3,760	(6,118)	678	(10,959)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	20		(5,409)	126,578	30,903	(159,646)
Net change in other comprehensive income of investments in associates and joint ventures	9,20		28,458	(32,821)	(96,142)	(127,296)
Net change in unrealized fair value of derivatives	16,20		5,673	11,597	(8,420)	(14,349)
Foreign currency translations differences for foreign operations	20		3,859	(22,969)	(27,534)	(41,423)

Other comprehensive income (loss) for the period, net of taxes			36,341	76,267	(100,515)	(353,673)

Total comprehensive income		￦	829,308	2,073,226	221,598	831,728

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		￦	832,175	2,085,875	229,550	838,319
Non-controlling interests			(2,867)	(12,649)	(7,952)	(6,591)

See accompanying notes to the condensed consolidated interim financial statements.

6

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2017 and 2016

(In millions of won)
		Controlling Interest						Non- controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Total
Balance, January 1, 2016		￦	44,639	189,510	15,007,627	9,303	15,251,079	123,017	15,374,096
Total comprehensive income:
Profit for the period			—	—	1,187,084	—	1,187,084	(1,683)	1,185,401
Other comprehensive loss	9,15,16,20		—	—	(10,808)	(337,957)	(348,765)	(4,908)	(353,673)

			—	—	1,176,276	(337,957)	838,319	(6,591)	831,728

Transactions with owners:
Annual dividends			—	—	(635,482)	—	(635,482)	(300)	(635,782)
Interim dividends			—	—	(70,610)	—	(70,610)	—	(70,610)
Interest on hybrid bond			—	—	(8,420)	—	(8,420)	—	(8,420)
Changes in ownership in subsidiaries			—	2,588	—	—	2,588	50,587	53,175

			—	2,588	(714,512)	—	(711,924)	50,287	(661,637)

Balance, September 30, 2016		￦	44,639	192,098	15,469,391	(328,654)	15,377,474	166,713	15,544,187

Balance, January 1, 2017		￦	44,639	199,779	15,953,164	(226,183)	15,971,399	145,031	16,116,430
Total comprehensive income:
Profit for the period			—	—	2,009,849	—	2,009,849	(12,890)	1,996,959
Other comprehensive income (loss)	9,15,16,20		—	—	(6,111)	82,137	76,026	241	76,267

			—	—	2,003,738	82,137	2,085,875	(12,649)	2,073,226

Transactions with owners:
Annual dividends			—	—	(635,482)	—	(635,482)	(281)	(635,763)
Interim dividends			—	—	(70,609)	—	(70,609)	—	(70,609)
Interest on hybrid bond			—	—	(8,420)	—	(8,420)	—	(8,420)
Share option			—	279	—	—	279	—	279
Changes in ownership in subsidiaries			—	(3,591)	13	—	(3,578)	4,520	942

			—	(3,312)	(714,498)	—	(717,810)	4,239	(713,571)

Balance, September 30, 2017		￦	44,639	196,467	17,242,404	(144,046)	17,339,464	136,621	17,476,085

See accompanying notes to the condensed consolidated interim financial statements.

7

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2017 and 2016

(In millions of won)	Note	September 30, 2017		September 30, 2016
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		￦	1,996,959	1,185,401
Adjustments for income and expenses	30		1,668,754	2,410,078
Changes in assets and liabilities related to operating activities	30		(133,527)	(478,564)

Sub-total			3,532,186	3,116,915
Interest received			50,246	38,040
Dividends received			102,676	97,336
Interest paid			(167,975)	(174,812)
Income tax paid			(574,016)	(367,200)

Net cash provided by operating activities			2,943,117	2,710,279

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	175,346
Decrease in short-term investment securities, net			20,025	—
Collection of short-term loans			157,720	142,048
Decrease in long-term financial instruments			1	27
Proceeds from disposal of long-term investment securities			128,741	249,481
Proceeds from disposal of investments in associates and joint ventures			4,564	45,908
Proceeds from disposal of property and equipment			24,692	14,200
Proceeds from disposal of intangible assets			8,257	10,487
Collection of long-term loans			2,067	1,327
Decrease in deposits			61,193	13,421
Proceeds from disposal of other non-current assets			1,009	257
Receipt of government grants			—	300

Sub-total			408,269	652,802
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(155,482)	—
Increase in short-term investment securities, net			—	(110,000)
Increase in short-term loans			(159,798)	(150,054)
Increase in long-term loans			(3,868)	(30,857)
Increase in long-term financial instruments			(2,022)	(237)
Acquisition of long-term investment securities			(17,034)	(27,741)
Acquisition of investments in associates and joint ventures			(124,342)	(101,901)
Acquisition of property and equipment			(1,885,750)	(1,431,744)
Acquisition of intangible assets			(78,754)	(407,031)
Increase in deposits			(63,063)	(10,882)
Increase in other non-current assets			(48)	(763)
Acquisition of businesses, net of cash acquired			(25,891)	(4,498)
Liquidation of subsidiary			(1,600)	—

Sub-total			(2,517,652)	(2,275,708)

Net cash used in investing activities		￦	(2,109,383)	(1,622,906)

See accompanying notes to the condensed consolidated interim financial statements.

8

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2017 and 2016

(In millions of won)	Note	September 30, 2017		September 30, 2016
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		￦	77,386	—
Proceeds from issuance of debentures			525,166	607,474
Proceeds from long-term borrowings			70,000	—
Cash received from transfer of interests in subsidiaries to non-controlling interests			40,938	49,060

Sub-total			713,490	656,534
Cash outflows for financing activities:
Decrease in short-term borrowings, net			—	(259,173)
Repayments of long-term accounts payable-other			(304,815)	(122,062)
Repayments of debentures			(469,119)	(530,000)
Repayments of long-term borrowings			(21,307)	(21,681)
Cash outflows from settlement of derivatives			(22,884)	(144)
Payments of finance lease liabilities			—	(26)
Payments of dividends			(706,091)	(706,092)
Payments of interest on hybrid bond			(8,420)	(8,420)
Acquisitions of additional interests in subsidiaries			(41,795)	—

Sub-total			(1,574,431)	(1,647,598)

Net cash used in financing activities			(860,941)	(991,064)

Net increase (decrease) in cash and cash equivalents			(27,207)	96,309
Cash and cash equivalents at beginning of the period			1,505,242	768,922
Effects of exchange rate changes on cash and cash equivalents			(1,985)	(6,009)
Cash and cash equivalents classified as held for sale	8		(28,872)	—

Cash and cash equivalents at end of the period		￦	1,447,178	859,222

See accompanying notes to the condensed consolidated interim financial statements.

9

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2017, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service, other institutional investors and other minority shareholders	50,245,708	62.23
Treasury shares	10,136,551	12.55

	80,745,711	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of September 30, 2017 and December 31, 2016 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Sep. 30, 2017	Dec. 31, 2016
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.(*2)	Korea	Telecommunication and MVNO service	85.9	85.9
	SK Communications Co., Ltd.(*3)	Korea	Internet website services	100.0	64.5
	SK Broadband Co., Ltd.	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Customer center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Customer center management service	100.0	100.0
	Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Planet Co., Ltd.	Korea	Telecommunication service	98.1	98.1
	IRIVER LIMITED (*4,5)	Korea	Manufacturing digital audio players and other portable media devices.	45.9	48.9
	SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	Entrix Co., Ltd.	Korea	Cloud streaming services	100.0	100.0
	SK techx Co., Ltd.	Korea	System software development and supply	100.0	100.0
	One Store Co., Ltd.	Korea	Telecommunication services	65.5	65.5

10

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of September 30, 2017 and December 31, 2016 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Sep. 30, 2017	Dec. 31, 2016
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co.,Ltd. (formerly, M&Service Co., Ltd.)	Korea	Data base and internet website service	100.0	100.0
	SK Planet Japan, K. K.(*5)	Japan	Digital contents sourcing service	79.5	100.0
	SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.	USA	Investment	100.0	100.0
	shopkick, Inc.	USA	Reward points-based in-store shopping application development	100.0	100.0
	Planet11 E-commerce Solutions India Pvt. Ltd.	India	Electronic commerce platform service	99.0	99.0
	11street (Thailand) Co., Ltd.	Thailand	Electronic commerce	100.0	100.0
	Hello Nature Ltd.	Korea	Retail of agro-fisheries and livestock	100.0	100.0
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiary	100.0	100.0
	iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing e-book	100.0	100.0
	groovers Japan Co., Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
	S.M. LIFE DESIGN COMPANY JAPAN INC.(*6)	Japan	Selling of goods in Japan	100.0	—
Subsidiaries owned by SK Telink Co., Ltd.	NSOK Co., Ltd. (formerly, Neosnetworks Co., Ltd.)(*7)	Korea	Security and maintenance services	100.0	100.0
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.(*6)	Korea	Operation of information and communication facility	100.0	—
Others(*8)	SK Telecom Innovation Fund, L.P	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0
	Stonebridge Cinema Fund(*6)	Korea	Capital investing in startups	—	60.0

11

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)	On September 28, 2017, the board of directors of the Parent Company resolved to acquire the shares of SK Telink Co., Ltd. held by all of the other shareholders of SK Telink Co., Ltd. on December 14, 2017 at ￦35,281 million in cash (￦270,583 per share).

(*3)	On November 24, 2016, the board of directors of the Parent Company resolved to acquire all of the shares of SK Communications Co., Ltd. held by the other shareholders of SK Communications Co., Ltd. on February 7, 2017 at ￦2,814 per share in cash. The Group paid ￦41,550 million in cash and the SK Communications Co., Ltd. became a wholly owned subsidiary as of September 30, 2017.

(*4)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, the Group is considered to have control over IRIVER LIMITED since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.

(*5)	The ownership interest changed due to the non-proportional capital increase during the nine-month period ended September 30, 2017.

(*6)	Details of changes in consolidation scope for the nine-month period ended September 30, 2017 are presented and explained separately in Note 1-(4).

(*7)	During the nine-month period ended September 30, 2017, Neosnetworks Co., Ltd. changed its name to NSOK Co., Ltd.

(*8)	Others are owned together by Atlas Investment and one other subsidiary of the Parent Company.

12

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of significant subsidiaries as of and for the nine-month period ended September 30, 2017 is as follows:

(In millions of won)
	As of September 30, 2017				For the nine-month period ended September 30, 2017
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	454,484	110,911	343,573	295,035	26,038
SK m&service Co.,Ltd.		99,621	50,094	49,527	138,498	1,223
SK Communications Co., Ltd.		121,713	29,904	91,809	36,640	(6,603)
SK Broadband Co., Ltd.		3,541,422	2,382,038	1,159,384	2,213,186	10,846
PS&Marketing Corporation		437,065	217,049	220,016	1,265,728	2,111
SERVICEACE Co., Ltd.		74,882	45,498	29,384	146,108	2,354
SERVICE TOP Co., Ltd.		56,162	34,754	21,408	135,878	2,572
Network O&S Co., Ltd.		68,132	34,106	34,026	171,120	312
SK Planet Co., Ltd.		1,862,327	933,106	929,221	813,708	(203,935)
IRIVER LIMITED(*)		112,962	17,012	95,950	45,567	(7,733)
SKP America LLC.		433,113	—	433,113	—	(28)
SK techx Co., Ltd.		230,095	37,351	192,744	148,028	31,916
One Store Co., Ltd.		117,882	39,601	78,281	86,666	(14,163)
shopkick Management Company, Inc.		354,309	—	354,309	—	(241)
shopkick, Inc.		26,659	18,912	7,747	32,970	(15,023)

(*)	The condensed financial information of IRIVER LIMITED includes consolidated financial information of iriver Enterprise Ltd., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd., groovers Japan Co., Ltd., and S.M. LIFE DESIGN COMPANY JAPAN INC., subsidiaries of IRIVER LIMITED.

13

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2016 is as follows:

(In millions of won)
	As of December 31, 2016				For the year ended December 31, 2016
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	440,956	122,741	318,215	406,930	61,585
SK m&service Co.,Ltd.		107,768	56,596	51,172	173,816	4,958
SK Communications Co., Ltd.		128,233	31,592	96,641	58,154	(20,411)
SK Broadband Co., Ltd.		3,523,494	2,376,429	1,147,065	2,942,976	21,526
PS&Marketing Corporation		546,803	328,846	217,957	1,679,735	11,908
SERVICEACE Co., Ltd.		67,735	40,014	27,721	199,828	3,605
SERVICE TOP Co., Ltd.		59,004	39,121	19,883	186,740	3,971
Network O&S Co., Ltd.		69,774	35,798	33,976	218,917	3,755
SK Planet Co., Ltd.(*1)		1,935,663	834,151	1,101,512	1,177,323	(30,959)
IRIVER LIMITED(*2)		50,075	11,941	38,134	52,328	(9,987)
SKP America LLC.		439,209	—	439,209	—	1,226
SK techx Co., Ltd.		212,819	52,563	160,256	193,396	28,213
One Store Co., Ltd.		134,207	41,738	92,469	106,809	(22,161)
shopkick Management Company, Inc.		354,627	—	354,627	—	(85)
shopkick, Inc.		37,947	34,024	3,923	45,876	(27,149)

(*1)	The separate financial information of SK Planet Co., Ltd. includes pre-merger income and expenses of Commerce Planet Co., Ltd. prior to the merger date of February 1, 2016.
(*2)	The consolidated financial information of IRIVER LIMITED includes consolidated financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd., and groovers Japan Co., Ltd., subsidiaries of IRIVER LIMITED.

14

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the nine-month period ended September 30, 2017 is as follows:

Subsidiary	Reason
Home & Service Co., Ltd.	Established by SK Boradband Co., Ltd.
S.M. LIFE DESIGN COMPANY JAPAN INC.(*)	Acquired by IRIVER LIMITED

(*)	IRIVER LIMITED, a subsidiary of the Parent Company, acquired S.M. LIFE DESIGN COMPANY JAPAN INC. for a purchase price of ￦30,000 million during the nine-month period ended September 30, 2017.

The list of subsidiaries that were excluded from consolidation during the nine-month period ended September 30, 2017 is as follows:

Subsidiary	Reason
Stonebridge Cinema Fund	Liquidated during the nine-month period ended September 30, 2017.

(5)	The financial information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2017, and as of and for the year ended December 31, 2016 are as follows. There were no dividends paid during the nine-month period ended September 30, 2017 and the year ended December 31, 2016 by subsidiaries of which non-controlling interests are significant.

(In millions of won)
	IRIVER LIMITED		One Store Co., Ltd.
Ownership of non-controlling interests (%)		54.12	34.46

	As of September 30, 2017
Current assets	￦	78,904	81,658
Non-current assets		34,058	36,224
Current liabilities		(10,814)	(38,064)
Non-current liabilities		(6,198)	(1,537)
Net assets		95,950	78,281
Carrying amount of non-controlling interests		53,816	26,976

	For the nine-month period ended September 30, 2017
Revenue	￦	45,567	86,666
Loss for the period		7,733	14,163
Total comprehensive loss		7,364	14,188
Loss attributable to non-controlling interests		3,952	4,880

Net cash provided by (used in) operating activities	￦	(4,718)	23,765
Net cash provided by (used in) investing activities		(48,285)	1,041
Net cash provided by (used in) financing activities		64,963	(2)
Net increase in cash and cash equivalents		11,960	24,804

15

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2017, and as of and for the year ended December 31, 2016 are as follows. There were no dividends paid during the nine-month period ended September 30, 2017 and the year ended December 31, 2016 by subsidiaries of which non-controlling interests are significant, Continued.

(In millions of won)
	SK Communications Co., Ltd.		One Store Co., Ltd.
Ownership of non-controlling interests (%)		35.46	34.46

	As of December 31, 2016
Current assets	￦	81,806	90,414
Non-current assets		46,427	43,793
Current liabilities		(30,098)	(40,969)
Non-current liabilities		(1,494)	(769)
Net assets		96,641	92,469
Carrying amount of non-controlling interests		34,265	31,863

	2016
Revenue	￦	58,154	106,809
Loss for the year		20,411	22,161
Total comprehensive loss		20,841	22,402
Loss attributable to non-controlling interests		7,240	6,772

Net cash used in operating activities	￦	(4,891)	(4,447)
Net cash provided by(used in) investing activities		3,625	(20,796)
Net cash provided by financing activities		—	51,426
Net increase(decrease) in cash and cash equivalents		(1,266)	26,183

16

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

2.	Basis of Preparation

(1)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting, as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2016. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2016.

17

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executives.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in Note 27.

18

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2016. In addition, the following new standards are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Group has not early adopted the following new standards in preparing these condensed consolidated interim financial statements.

(1) K-IFRS No. 1109, Financial Instruments

The Group currently plans to apply K-IFRS No.1109 in the period beginning on January 1, 2018 and to assess the financial impact on its consolidated financial statements resulting from the adoption of K-IFRS No. 1109 by December 31, 2017. The assessment results will be disclosed in its annual consolidated financial statements for the year ending December 31, 2017. As of September 30, 2017, there have been no material changes related to the Group’s plan for the adoption of K-IFRS No. 1109 which was disclosed in the Group’s consolidated financial statements as of December 31, 2016.

(2) K-IFRS No. 1115, Revenue from Contracts with Customers

The Group currently plans to apply K-IFRS No.1115 in the period beginning on January 1, 2018. The Group is in the process of designing, implementing and enhancing its accounting system and related controls based on the understanding of the revenue stream of the Group with the assistance of external information technology and accounting specialists. The Group is assessing the impact of the adoption of K-IFRS No. 1115 on its consolidated financial statements plans to complete the assessment by December 31, 2017. The assessment results will be disclosed in its annual financial statements for the year ending December 31, 2017. As of September 30, 2017, there have been no material changes related to the Group’s plan for the adoption of K-IFRS No. 1115 which was disclosed in the Group’s consolidated financial statements as of December 31, 2016.

19

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; e-commerce services, which include online commerce services; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others. From the annual period ended December 31, 2016, the Group separately reported information about the e-commerce services operating segment as a reportable segment due to the significance of its reported segment results. Segment information for the nine-month period ended September 30, 2016 has been recasted to separately present e-commerce services segment information which was previously included in “other”segment.

(1)	Segment information for the nine-month period ended September 30, 2017 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2017
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	￦	11,072,955	2,573,392	813,788	568,327	15,028,462	(2,005,765)	13,022,697
Inter-segment revenue		1,196,120	553,584	35,042	221,019	2,005,765	(2,005,765)	—
External revenue		9,876,835	2,019,808	778,746	347,308	13,022,697	—	13,022,697
Depreciation and amortization		1,780,213	439,007	41,572	44,754	2,305,546	—	2,305,546
Operating profit (loss)		1,333,587	121,314	(176,773)	(51,950)	1,226,178	—	1,226,178
Finance income and costs, net								(200,773)
Gain relating to investments in subsidiaries, associates and joint ventures, net								1,567,730
Other non-operating income and expense, net								(116,438)

Profit before income tax								2,476,697

20

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

4.	Operating Segments, Continued

(2)	Segment information for the nine-month period ended September 30, 2016 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2016
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	￦	10,923,701	2,482,479	886,138	508,464	14,800,782	(2,061,226)	12,739,556
Inter-segment revenue		1,205,079	489,279	159,184	207,684	2,061,226	(2,061,226)	—
External revenue		9,718,622	1,993,200	726,954	300,780	12,739,556	—	12,739,556
Depreciation and amortization		1,661,941	411,535	53,262	42,904	2,169,642	—	2,169,642
Operating profit (loss)		1,404,043	103,243	(246,469)	(27,028)	1,233,789	—	1,233,789
Finance income and costs, net								169,890
Gain relating to investments in subsidiaries, associates and joint ventures, net								228,813
Other non-operating income and expense, net								(100,445)

Profit before income tax								1,532,047

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the nine-month periods ended September 30, 2017 and 2016.

21

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	September 30, 2017
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	￦	2,376,052	(247,802)	2,128,250
Short-term loans		75,071	(665)	74,406
Accounts receivable - other		1,079,617	(74,982)	1,004,635
Accrued income		4,999	—	4,999
Others		2,403	—	2,403

		3,538,142	(323,449)	3,214,693
Non-current assets:
Long-term loans		101,480	(47,419)	54,061
Long-term accounts receivable - other		243,348	—	243,348
Guarantee deposits		290,433	—	290,433
Long-term accounts receivable - trade		14,270	(218)	14,052

		649,531	(47,637)	601,894

	￦	4,187,673	(371,086)	3,816,587

(In millions of won)	December 31, 2016
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable – trade	￦	2,482,502	(241,576)	2,240,926
Short-term loans		59,526	(547)	58,979
Accounts receivable – other		1,200,421	(78,977)	1,121,444
Accrued income		2,780	—	2,780
Others		3,937	—	3,937

		3,749,166	(321,100)	3,428,066
Non-current assets:
Long-term loans		113,456	(47,980)	65,476
Long-term accounts receivable - other		149,669	—	149,669
Guarantee deposits		298,964	—	298,964
Long-term accounts receivable - trade		20,637	(252)	20,385

		582,726	(48,232)	534,494

	￦	4,331,892	(369,332)	3,962,560

22

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

5.	Trade and Other Receivables, Continued

(2)	Changes in the allowances for doubtful accounts during the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2017		September 30, 2016
Balance at January 1	￦	369,332	344,016
Bad debt expense		24,371	40,299
Write-offs		(42,848)	(33,360)
Others		20,231	18,504

Balance at September 30	￦	371,086	369,459

6.	Inventories

Details of inventories as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017				December 31, 2016
	Acquisition cost		Write- down	Carrying amount	Acquisition cost	Write- down	Carrying amount
Merchandise	￦	228,751	(6,966)	221,785	232,871	(6,913)	225,958
Finished goods		1,851	(346)	1,505	1,931	(363)	1,568
Work in process		2,309	(436)	1,873	2,895	(347)	2,548
Raw materials and supplies		25,178	(1,502)	23,676	31,141	(1,369)	29,772

	￦	258,089	(9,250)	248,839	268,838	(8,992)	259,846

7.	Investment Securities

(1) Details of short-term investment securities as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Beneficiary certificates	￦	87,402	107,364

23

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

7.	Investment Securities, Continued

(2)	Details of long-term investment securities as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Equity securities:
Marketable equity securities(*)	￦	545,333	526,363
Unlisted equity securities		97,578	95,300
Equity investments		185,592	200,103

		828,503	821,766
Debt securities:
Investment bonds		4,600	6,755

	￦	833,103	828,521

(*)	During the nine-month period ended September 30, 2016, the Group sold 3,793,756 shares of Loen Entertainment, Inc. to Kakao Corp. in exchange for 1,357,367 shares of Kakao Corp. and ￦218,037 million in cash. In connection with the sale of Loen Entertainment shares, the Group recognized gain on disposal of long-term investment securities amounting to ￦314,745 million.

In addition, the Group sold 1,357,367 shares of Kakao Corp. in exchange for ￦112,649 million in cash during the nine-month period ended September 30, 2017. In connection with the sale of Kakao Corp. shares, the Group recognized loss on disposal of long-term investment securities amounting to ￦35,468 million.

24

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

8.	Assets and Liabilities Classified as Held for Sale

During the nine-month period ended September 30, 2017, the shareholders of the SK Planet Co., Ltd., a subsidiary of the Parent Company, resolved to spin off its advertising department for sale and SK Planet Co., Ltd. entered into a share purchase agreement with S.M. Culture & Contents Co., Ltd. On October 1, 2017, the advertising business was spun off as a standalone entity under the name S.M. Contents & Communications Co., Ltd. On October 24, 2017, SK Planet Co., Ltd sold all of its shares of S.M. Contents & Communications Co., Ltd.

Details of assets and liabilities classified as held for sale are as follows:

(In millions of won)
	As of September 30, 2017
Assets classified as held for sale:	￦	116,095
Current assets		113,678
Cash and cash equivalents		28,872
Accounts receivable – trade		36,586
Accounts receivable – other		45,179
Other current assets		3,041
Non-current assets		2,417
Liabilities classified as held for sale:		111,095
Current liabilities		110,308
Accounts payable – other		104,156
Other current liabilities		6,152
Non-current liabilities		787

As of September 30, 2017, assets and liabilities classified as held for sale are measured at the lower of the carrying amount and fair value less costs to sell.

25

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

9.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)		September 30, 2017			December 31, 2016
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	China	27.3	￦	558,080	9.6	￦	46,354
Korea IT Fund(*2)	Korea	63.3		257,099	63.3		263,850
KEB HanaCard Co., Ltd.(*3)	Korea	15.0		279,977	15.0		265,798
NanoEnTek, Inc.	Korea	28.5		39,068	28.5		39,514
SK Industrial Development China Co., Ltd.(*1)	Hong Kong	—		—	21.0		74,717
SK Technology Innovation Company	Cayman Islands	49.0		45,393	49.0		47,488
HappyNarae Co., Ltd.(*4)	Korea	45.0		19,660	42.5		17,236
SK hynix Inc.	Korea	20.1		7,530,235	20.1		6,132,122
SK MENA Investment B.V.	Netherlands	32.1		15,557	32.1		15,451
SKY Property Mgmt. Ltd.(*1)	Virgin Island	—		—	33.0		263,225
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		25,879	49.0		25,880
Daehan Kanggun BcN Co., Ltd. and others	—	—		113,316	—		115,181

Sub-total				8,884,264			7,306,816

Investments in joint ventures:
Dogus Planet, Inc.(*5)	Turkey	50.0		18,757	50.0		20,081
PT XL Planet Digital(*5)	Indonesia	50.0		25,267	50.0		27,512
Finnq Co., Ltd.(*6)	Korea	49.0		20,134	49.0		24,174
Celcom Planet and others	—	—		19,208	—		25,740

Sub-total				83,366			97,507

Total			￦	8,967,630		￦	7,404,323

(*1)	During the nine-month period ended September 30, 2017, the Group contributed its shares in SKY Property Mgmt. Ltd. and SK Industrial Development China Co. Ltd., both the equity method investees of the Group to SK China Company Ltd., and participated in SK China Company Ltd.’s rights issue amounting to USD 100,000,000; and which resulted in Group’s acquiring 8,101,884 and 2,107,037 shares of SK China Company Ltd., respectively.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over Korea IT Fund under the contractual agreement with other shareholders.
(*3)	This investment was classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of board of directors even though the Company has less than 20% of equity interests.
(*4)	The Group acquired 40,000 shares of HappyNarae Co., Ltd. at ￦688 million in cash during the nine-month period ended September 30, 2017.
(*5)	The ownership interest is owned by SK Planet Co., Ltd.

26

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

9.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2017 and December 31, 2016 are as follows, Continued:
(*6)	Investment in Finnq Co., Ltd. was classified as investment in joint venture as the Group has joint control pursuant to the agreement with the other shareholders.

(2) The market price of investments in listed associates as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won, except for share data)
	September 30, 2017				December 31, 2016
	Market price per share (In won)		Number of shares	Market price	Market price per share (In won)	Number of shares	Market price
NanoEnTek, Inc.	￦	4,665	6,960,445	32,470	5,020	6,960,445	34,941
SK hynix Inc.		82,900	146,100,000	12,111,690	44,700	146,100,000	6,530,670

(3)	The financial information of significant associates as of and for the nine-month period ended September 30, 2017 and as of and for the year ended December 31, 2016 are as follows:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
	As of September 30, 2017
Current assets	￦	14,557,910	7,167,768	132,585	870,013
Non-current assets		26,172,544	543,003	273,362	1,000,577
Current liabilities		5,642,786	1,128,501	—	58,601
Non-current liabilities		4,183,169	5,073,613	—	75,148

	For the nine-month period ended September 30, 2017
Revenue		21,081,881	1,127,603	11,743	29,172
Profit (loss) for the period		7,422,720	97,352	2,068	(2,978)
Other comprehensive income (loss)		(105,461)	360	4,108	13,347
Total comprehensive income		7,317,259	97,712	6,176	10,369

27

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

9.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of significant associates as of and for the nine-month period ended September 30, 2017 and as of and for the year ended December 31, 2016 are as follows, Continued:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
	As of December 31, 2016
Current assets	￦	9,838,982	6,868,387	181,469	166,349
Non-current assets		22,377,044	239,758	458,690	250,257
Current liabilities		4,160,849	1,219,327	12,423	—
Non-current liabilities		4,031,647	4,476,979	45,136	—

	For the year ended December 31, 2016
Revenue		17,197,975	1,413,077	64,894	28,839
Profit for the year		2,960,483	75,595	52,404	23,469
Other comprehensive income (loss)		28,844	(154)	(14,188)	(8,506)
Total comprehensive income		2,989,327	75,441	38,216	14,963

(4)	The condensed financial information of joint ventures as of and for the nine-month period ended September 30, 2017 and as of and for the year ended December 31, 2016 are as follows:

(In millions of won)
	Dogus Planet, Inc.		PT XL Planet Digital	Finnq Co. Ltd.
	As of September 30, 2017
Current assets	￦	44,845	7,451	39,267
Cash and cash equivalents		30,122	3,220	3,311
Non-current assets		24,020	48,609	18,517
Current liabilities		31,184	4,993	3,715
Accounts payable, other payables and provision		1,450	2,073	1,224
Non-current liabilities		168	532	13,862

	For the nine-month period ended September 30, 2017
Revenue		56,212	4,459	—
Depreciation and amortization		(4,357)	(856)	(58)
Interest income		430	109	425
Interest expense		(3)	(116)	—
Income tax benefit		—	5,672	—
Loss for the period		(1,603)	(17,295)	(8,246)
Total comprehensive loss		(1,603)	(17,295)	(8,246)

28

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

9.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the nine-month period ended September 30, 2017 and as of and for the year ended December 31, 2016 are as follows, Continued:

(In millions of won)
	Dogus Planet, Inc.		PT XL Planet Digital	Finnq Co. Ltd.
	As of December 31, 2016
Current assets	￦	46,433	20,077	48,699
Cash and cash equivalents		45,839	14,985	48,408
Non-current assets		20,218	50,765	673
Current liabilities		26,417	14,513	138
Accounts payable, other payables and provision		1,971	10,306	15
Non-current liabilities		72	1,305	784

	For the year ended December 31, 2016
Revenue		53,864	9,492	—
Depreciation and amortization		(5,299)	(940)	(12)
Interest income		394	267	182
Interest expense		(2,139)	—	—
Income tax benefit		—	51	—
Loss for the year		(22,017)	(49,438)	(829)
Total comprehensive loss		(22,017)	(49,438)	(829)

29

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

9.	Investments in Associates and Joint Ventures, Continued

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	￦	30,896,135	20.1	6,393,658	1,136,577	7,530,235
KEB HanaCard Co., Ltd.		1,508,657	15.0	226,299	53,678	279,977
Korea IT Fund		405,947	63.3	257,099	—	257,099
SK China Company Ltd.(*1)		1,734,732	27.3	473,061	85,019	558,080

(In millions of won)
	December 31, 2016
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	￦	24,016,955	20.1	4,970,267	1,161,855	6,132,122
KEB HanaCard Co., Ltd.		1,411,839	15.0	211,776	54,022	265,798
SKY Property Mgmt. Ltd.(*1)		576,785	33.0	190,339	72,886	263,225
Korea IT Fund		416,606	63.3	263,850	—	263,850

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)	The ownership interest is based on the number of shares owned by the Parent Company as divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest of 20.69% which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding.

30

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

9.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2017
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.(*)	￦	46,354	113,587	(524)	(1,355)	400,018	558,080
Korea IT Fund(*)		263,850	—	(8,718)	3,370	(1,403)	257,099
KEB HanaCard Co., Ltd.		265,798	—	14,259	(80)	—	279,977
NanoEnTek, Inc.		39,514	—	(451)	5	—	39,068
SK Industrial Development China Co., Ltd.		74,717	—	5,154	(1,092)	(78,779)	—
SK Technology Innovation Company		47,488	—	331	(2,426)	—	45,393
HappyNarae Co., Ltd.		17,236	688	1,690	46	—	19,660
SK hynix Inc.(*)		6,132,122	—	1,512,697	(26,924)	(87,660)	7,530,235
SK MENA Investment B.V.		15,451	—	99	7	—	15,557
SKY Property Mgmt. Ltd.		263,225	—	2,362	1,141	(266,728)	—
Xian Tianlong Science and Technology Co., Ltd		25,880	—	(1)	—	—	25,879
Daehan Kanggun BcN Co., Ltd. and others(*)		115,181	(3,533)	5,085	(2,041)	(1,376)	113,316

Sub-total		7,306,816	110,742	1,531,983	(29,349)	(35,928)	8,884,264
Investments in joint ventures:
Dogus Planet, Inc.		20,081	—	(802)	(522)	—	18,757
PT XL Planet Digital		27,512	9,036	(8,648)	(2,633)	—	25,267
Finnq Co. Ltd.		24,174	—	(4,040)	—	—	20,134
Celcom Planet and others.		25,740	—	(6,143)	(389)	—	19,208

Sub-total		97,507	9,036	(19,633)	(3,544)	—	83,366

	￦	7,404,323	119,778	1,512,350	(32,893)	(35,928)	8,967,630

(*)	Dividends received from the associates are deducted from the carrying amount during the nine-month period ended September 30, 2017.

31

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

9.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2017 and 2016 are as follows, Continued:

(In millions of won)	For the nine-month period ended September 30, 2016
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive loss	Other decrease	Ending balance
Investments in associates:
SK China Company Ltd.	￦	43,814	—	1,788	(3,122)	—	42,480
Korea IT Fund(*)		260,456	—	11,172	(5,387)	(6,082)	260,159
KEB HanaCard Co., Ltd.		254,177	—	9,135	(67)	—	263,245
Candle Media Co., Ltd.		20,144	(19,393)	(673)	(78)	—	—
NanoEnTek, Inc.		45,008	—	(2,496)	(1,198)	—	41,314
SK Industrial Development China Co., Ltd.		86,324	—	(5,925)	(9,705)	—	70,694
SK Technology Innovation Company		45,891	—	160	(2,973)	—	43,078
HappyNarae Co., Ltd.		17,095	—	(850)	(42)	—	16,203
SK hynix Inc.(*)		5,624,493	—	246,887	(74,568)	(73,050)	5,723,762
SK MENA Investment B.V.		14,929	—	43	(950)	—	14,022
SKY Property Mgmt. Ltd.		251,166	—	15,932	(24,350)	—	242,748
Xian Tianlong Science and Technology Co., Ltd		25,767	—	(13)	—	—	25,754
Daehan Kanggun BcN Co., Ltd. and others		161,058	(21,581)	(6,265)	(1,766)	(1,380)	130,066

Sub-total		6,850,322	(40,974)	268,895	(124,206)	(80,512)	6,873,525
Investments in joint ventures:
Dogus Planet, Inc.		15,118	18,848	(8,831)	(2,692)	—	22,443
PT. Melon Indonesia		4,339	—	918	(49)	—	5,208
Celcom Planet		3,406	17,488	(16,666)	—	—	4,228
PT XL Planet Digital		23,108	27,571	(18,386)	—	—	32,293
Finnq Co., Ltd.		—	24,500	(4)	—	—	24,496

Sub-total		45,971	88,407	(42,969)	(2,741)	—	88,668

Total	￦	6,896,293	47,433	225,926	(126,947)	(80,512)	6,962,193

(*)	Dividends received from the associates are deducted from the carrying amount during the nine-month period ended September 30, 2016.

32

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

9.	Investments in Associates and Joint Ventures, Continued

(7)	The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of September 30, 2017 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the nine- month period ended September 30, 2017		Cumulative loss	For the nine- month period ended September 30, 2017	Cumulative loss
Wave City Development Co., Ltd.	￦	3,790	7,080	—	—
Celcom Planet. and others		12,646	23,437	—	365

	￦	16,436	30,517	—	365

10.	Property and Equipment

Changes in property and equipment for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2017
	Beginning balance		Acquisition	Disposal	Transfer	Depreci- ation	Impair- ment	Business Combination (*1)	Classified as held for sale(*2)	Ending balance
Land	￦	835,909	2,938	(4,406)	18,288	—	—	—	—	852,729
Buildings		899,972	221	(459)	23,249	(38,663)	—	—	—	884,320
Structures		358,955	13,845	(74)	2,679	(26,235)	—	—	—	349,170
Machinery		7,036,050	323,535	(16,727)	991,658	(1,649,521)	(5)	—	(34)	6,684,956
Other		563,034	463,835	(5,616)	(394,202)	(106,770)	(2,213)	4	(625)	517,447
Construction in progress		680,292	672,040	(1,845)	(1,037,525)	—	—	—	—	312,962

	￦	10,374,212	1,476,414	(29,127)	(395,853)	(1,821,189)	(2,218)	4	(659)	9,601,584

(*1)	Other includes property and equipment acquired as a result of IRIVER LIMINTED’s purchase of S.M. LIFE DESIGN COMPANY INC. during the nine-month period ended September 30, 2017.
(*2)	The assets of advertising department of SK Planet Co., Ltd., a subsidiary of the Parent Company was classified as held for sale during the nine-month period ended September 30, 2017.

33

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

10.	Property and Equipment, Continued

Changes in property and equipment for the nine-month periods ended September 30, 2017 and 2016 are as follows, Continued:

(In millions of won)
	For the nine-month period ended September 30, 2016
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Ending balance
Land	￦	812,947	1,764	(2,881)	12,564	—	—	824,394
Buildings		911,129	1,504	(8,603)	22,167	(37,666)	—	888,531
Structures		344,221	11,265	(15)	9,837	(24,830)	—	340,478
Machinery		7,342,009	368,633	(26,126)	522,214	(1,605,325)	(883)	6,600,522
Other		473,438	414,793	(3,976)	(275,251)	(106,076)	—	502,928
Construction in progress		487,512	509,635	(7,419)	(356,059)	—	—	633,669

	￦	10,371,256	1,307,594	(49,020)	(64,528)	(1,773,897)	(883)	9,790,522

11.	Intangible Assets

(1)	Details of the changes in intangible assets for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2017
	Beginning balance		Acquis- ition	Disposal	Transfer	Amortiza- tion	Impairment	Classified as held for sale(*)	Ending balance
Frequency usage rights	￦	2,580,828	—	—	—	(302,916)	—	—	2,277,912
Land usage rights		20,834	2,836	(905)	200	(6,033)	—	—	16,932
Industrial rights		121,200	2,280	(19)	(2,165)	(5,299)	—	(1)	115,996
Development costs		4,871	1,925	—	—	(2,487)	—	—	4,309
Facility usage rights		41,788	1,689	(36)	122	(6,266)	—	—	37,297
Customer relations		6,652	918	—	—	(2,751)	—	—	4,819
Club memberships		74,039	4,598	(2,880)	87	—	—	(1,349)	74,495
Other		926,142	59,570	(7,340)	417,189	(268,534)	(233)	(359)	1,126,435

	￦	3,776,354	73,816	(11,180)	415,433	(594,286)	(233)	(1,709)	3,658,195

(*)	The advertising department of SK Planet Co., Ltd., a subsidiary of the Parent Company was classified as held for sale during the nine-month period ended September 30, 2017.

34

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

11.	Intangible Assets, Continued

(1)	Details of the changes in intangible assets for the nine-month periods ended September 30, 2017 and 2016 are as follows Continued:

(In millions of won)
	For the nine-month period ended September 30, 2016
	Beginning balance		Acquisition	Disposal	Transfer	Amortiza- tion	Impairment	Ending balance
Frequency usage rights	￦	1,103,517	1,254,664	—	—	(220,514)	—	2,137,667
Land usage rights		26,576	5,127	(1,840)	—	(7,010)	—	22,853
Industrial rights		116,542	3,768	(141)	(185)	(4,959)	—	115,025
Development costs		7,472	1,300	—	338	(3,021)	(278)	5,811
Facility usage rights		48,019	1,015	(4)	71	(6,444)	—	42,657
Customer relations		7,175	504	—	—	(2,971)	—	4,708
Club memberships		91,507	7,348	(6,570)	—	—	(20)	92,265
Other		903,976	58,189	(7,941)	72,854	(247,182)	(2,048)	777,848

	￦	2,304,784	1,331,915	(16,496)	73,078	(492,101)	(2,346)	3,198,834

(2)	Details of frequency usage rights as of September 30, 2017 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	￦	152,040	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		533,885	Frequency usage rights relating to LTE service	Sept. 2013	Dec. 2021
WiBro license		3,544	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,123,125	Frequency usage rights relating to LTE service	Sept. 2016	Dec. 2026
2.1GHz license		465,318	Frequency usage rights relating to W-CDMA and LTE service	Dec. 2016	Dec. 2021

	￦	2,277,912

35

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

12.	Borrowings and Debentures

(1)	Short-term borrowings as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	Lender	Annual interest rate	September 30, 2017		December 31, 2016
Short-term borrowings	Shinhan Bank	2.93%	￦	30,000	—
	IBK Securities	1.50%		50,000	—
	Woori Bank	2.88%		—	2,614

			￦	80,000	2,614

(2)	Changes in long-term borrowings for the nine-month period ended September 30, 2017 are as follows:

(In millions of won)
	Lender	Annual interest rate	Maturity	Book value
Current				￦	33,191
Non-current					139,716

As of January 1, 2017					172,907

New long-term borrowings:
	Korea Development Bank	3.20%	Mar. 31, 2020		30,000
	KEB Hana Bank	3.23%	Feb. 28, 2019		40,000
Repayments of long-term borrowings:
	Kookmin Bank	1.29%	Mar. 15, 2017		(500)
	Kookmin Bank	1.86%	Mar. 15, 2018		(2,150)
	Korea Development Bank	2.20%	Jul. 30, 2019		(9,750)
	Korea Development Bank	2.20%	Jul. 30, 2019		(2,500)
	Export Kreditnamnden	1.70%	Apr. 29, 2022		(6,407)
Other changes(*)					(3,659)

Current					39,911
Non-current					178,030

As of September 30, 2017				￦	217,941

(*)	Other changes include the effects on foreign currency translation of foreign currency-denominated long-term borrowings and changes in present value discount during the nine-month period ended September 30, 2017.

36

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

12.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the nine-month period ended September 30, 2017 are as follows:

(In millions of won, thousands of other currencies)
	Purpose	Annual interest rate	Maturity	Face value		Book value
Current				￦	856,014	855,276
Non-current					6,354,450	6,338,930

As of January 1, 2017					7,210,464	7,194,206

Debentures newly issued:
Unsecured private bonds	Refinancing fund	1.93%	Apr. 25, 2020		60,000	59,703
		2.17%	Apr. 25, 2022		120,000	119,498
		2.55%	Apr. 25, 2027		100,000	99,592
Unsecured private bonds	Operating and refinancing fund	2.65%	Apr. 25, 2032		90,000	89,663
Unsecured private bonds(*1)	Operating fund	2.26%	Feb. 3, 2022		150,000	149,348
Convertible bonds(*2)	Facility fund	1.00%	Dec. 23, 2019		4,770	4,688
Debentures repaid::
Unsecured private Swiss bonds	Operating fund	1.75%	June 12, 2017		(349,119)	(349,119)
					CHF 300,000	CHF 300,000
Unsecured private bonds(*1)		4.28%	Jan. 19, 2017		(100,000)	(100,000)
Unsecured private bonds(*3)		3.48%	May 29, 2017		(20,000)	(20,000)
Other changes(*4):					(101,943)	(94,315)

Current					1,532,702	1,530,803
Non-current					5,631,470	5,622,461

As of September 30, 2017				￦	7,164,172	7,153,264

(*1)	Unsecured private bonds were issued by SK Broadband Co., Ltd.
(*2)	During the nine-month period ended September 30, 2017, the Parent Company sold the convertible bonds issued by IRIVER LIMITED to third parties.
(*3)	Unsecured private bonds were issued by PS&Marketing Corporation.
(*4)	Other changes include the effects on foreign currency translation of foreign currency-denominated long-term borrowings and changes in present value discount during the nine-month period ended September 30, 2017.

37

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

13.	Long-term Payables - other

(1)	Long-term payables - other as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Payables related to acquisition of frequency usage rights	￦	1,322,936	1,602,943
Other(*)		19,235	21,647

	￦	1,342,171	1,624,590

(*)	Other includes other long-term employee compensation liabilities.

(2)	As of September 30, 2017 and December 31, 2016, details of long-term payables - other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 11):

(In millions of won)
	September 30, 2017		December 31, 2016
Long-term payables - other	￦	1,710,255	2,013,122
Present value discount on long-term payables - other		(86,855)	(108,406)

		1,623,400	1,904,716
Less current installments of long-term payables - other		(300,464)	(301,773)

Carrying amount at period end	￦	1,322,936	1,602,943

(3)	The repayment schedule of the principal amount of long-term payables - other related to acquisition of frequency usage rights as of September 30, 2017 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	302,867
1~3 years		605,734
3~5 years		402,624
More than 5 years		399,030

	￦	1,710,255

37

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

14.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2017							As of September 30, 2017
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	￦	24,710	2	(6,735)	—	—	17,977	17,977	—
Provision for restoration		64,679	7,981	(2,633)	(396)	92	69,723	39,626	30,097
Emission allowance		2,788	3,573	(518)	(2,283)	—	3,560	3,560	—
Other provisions		5,740	4,074	(5,624)	—	—	4,190	4,190	—

	￦	97,917	15,630	(15,510)	(2,679)	92	95,450	65,353	30,097

(In millions of won)
	For the nine-month period ended September 30, 2016							As of September 30, 2016
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	￦	5,670	—	(1,019)	—	—	4,651	1,213	3,438
Provision for restoration		59,954	4,405	(586)	(863)	(65)	62,845	29,332	33,513
Emission allowance		1,477	1,016	(169)	—	—	2,324	2,324	—
Other provisions		3,104	2,370	(319)	—	—	5,155	5,155	—

	￦	70,205	7,791	(2,093)	(863)	(65)	74,975	38,024	36,951

The Group has provided handset subsidy to subscribers who purchase wireless telecommunication services from the Group and recognized a provision for subsidy amounts which the Group has obligations to pay in future periods.

39

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

15.	Defined Benefit Liabilities(Assets)

(1)	Details of defined benefit liabilities(assets) as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Present value of defined benefit obligations	￦	673,043	595,667
Fair value of plan assets		(553,102)	(555,175)

Defined benefit assets(*)		(379)	(30,247)

Defined benefit liabilities		120,320	70,739

(*)	Since the Group entities have no legally enforceable rights to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities in the statements of financial position.

(2)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2017		September 30, 2016
Beginning balance	￦	595,667	525,269
Current service cost		95,482	85,323
Interest cost		11,800	9,884
Remeasurement:
- Adjustment based on experience		6,482	9,542
Benefit paid		(42,745)	(32,415)
Others		6,357	2,248

Ending balance	￦	673,043	599,851

(3)	Changes in plan assets for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2017		September 30, 2016
Beginning balance	￦	555,175	426,413
Interest income		10,275	7,401
Remeasurement		(2,422)	(5,182)
Contribution		39,601	45,009
Benefit paid		(52,523)	(26,286)
Others		2,996	1,723

Ending balance	￦	553,102	449,078

40

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

15.	Defined Benefit Liabilities(Assets), Continued

(4)	Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2017		September 30, 2016
Current service cost	￦	95,482	85,323
Net interest cost		1,525	2,483

	￦	97,007	87,806

16.	Derivative Instruments

The derivative contracts that matured or newly entered into during the nine-month period ended September 30, 2017 is as follows:

(In thousands of other currencies)
Borrowing date	Hedging Instrument(Hedged item)	Hedged risk	Financial institution	Duration of contract
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds with face value of CHF 300,000)	Foreign currency risk	Citibank and four other banks	Jun. 12, 2012 ~ Jun.12, 2017
Mar. 31, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 30,000)	Interest rate risk	Korea Development Bank	Mar. 31, 2017~ Mar. 31, 2020

17.	Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common stocks with a par value of ￦500. The number of authorized, issued and outstanding common stocks and the details of capital surplus and others as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won, except for share data)
	September 30, 2017		December 31, 2016
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common stock	￦	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares		(2,260,626)	(2,260,626)
Hybrid bonds		398,518	398,518
Share option(Note 18)		279	—
Others (*)		(857,591)	(854,000)

	￦	196,467	199,779

(*)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from entities under common control.

41

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

17.	Share Capital and Capital Surplus and Others, Continued

There were no changes in share capital for the nine-month periods ended September 30, 2017 and 2016 and details of shares outstanding as of September 30, 2017 and 2016 are as follows:

(In shares)	September 30, 2017			September 30, 2016
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Issued shares	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

18.	Share option

(1)	At the shareholders’ meeting held on March 24, 2017, the Parent Company established a share option program that entitles key management personnel the option to purchase common shares in the Parent Company. The terms and conditions related to the grants of the share options under the share option program are as follows:

	1-1	1-2	1-3
Grant date	March 24, 2017
Types of shares to be issued	66,504 of registered common shares
Grant method	Reissue of treasury shares
Number of shares (in shares)	22,168	22,168	22,168
Exercise price (in won)	246,750	266,490	287,810
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date

(2)	Share compensation expense recognized during the nine-month period ended September 30, 2017 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During the nine-month period ended September 30, 2017	￦	279
In subsequent periods		1,112

	￦	1,391

(3)	The Group used binomial option pricing model and the inputs used in the measurement of the fair value of the share options at grant date of the share-based payment plans are as follows:

	1-1	1-2	1-3
Risk-free interest rate	1.86%	1.95%	2.07%
Estimated option’s life	5 years	6 years	7 years
Share price (Closing price on the preceding day in won)	262,500	262,500	262,500
Expected volatility	13.38%	13.38%	13.38%
Expected dividends	3.80%	3.80%	3.80%
Exercise price (in won)	246,750	266,490	287,810
Fair value per share (in won)	27,015	20,240	15,480

42

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

19.	Retained Earnings

Retained earnings as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		—	60,001
Reserve for business expansion		10,171,138	9,871,138
Reserve for technology development		3,071,300	2,826,300

		13,264,758	12,779,759
Unappropriated		3,977,646	3,173,405

	￦	17,242,404	15,953,164

20.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Valuation gain on available-for-sale financial assets	￦	138,581	12,534
Other comprehensive loss of investments in associates		(211,927)	(179,167)
Valuation loss on derivatives		(84,815)	(96,418)
Foreign currency translation differences for foreign operations		14,115	36,868

	￦	(144,046)	(226,183)

(2)	Changes in reserves for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2017
	Valuation gain on available-for- sale financial assets		Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2017	￦	12,534	(179,167)	(96,418)	36,868	(226,183)
Changes, net of taxes		126,047	(32,760)	11,603	(22,753)	82,137

Balance at September 30, 2017	￦	138,581	(211,927)	(84,815)	14,115	(144,046)

(In millions of won)	For the nine-month period ended September 30, 2016
	Valuation gain (loss) on available-for-sale financial assets		Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2016	￦	232,316	(169,520)	(83,200)	29,707	9,303
Changes, net of taxes		(155,593)	(127,038)	(14,349)	(40,977)	(337,957)

Balance at September 30, 2016	￦	76,723	(296,558)	(97,549)	(11,270)	(328,654)

43

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

21.	Other Operating Expenses

Details of other operating expenses for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Operating Expenses:
Communication	￦	7,246	21,243	7,065	25,215
Utilities		82,975	221,226	77,450	209,862
Taxes and dues		10,393	20,347	10,628	28,469
Repair		78,718	242,259	81,588	237,077
Research and development		103,192	292,657	85,469	253,580
Training		9,078	22,109	8,237	22,028
Bad debt for accounts receivable - trade		5,716	24,146	10,052	32,695
Travel		6,053	17,675	6,310	18,428
Supplies and other		40,573	114,800	28,958	82,110

	￦	343,944	976,462	315,757	909,464

22.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Non-operating Income:
Fees revenues	￦	90	276	158	425
Gain on disposal of property and equipment and intangible assets		4,230	12,206	2,645	4,893
Others		5,173	10,481	9,322	48,131

	￦	9,493	22,963	12,125	53,449

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	￦	—	2,451	2,432	3,229
Loss on disposal of property and equipment and intangible assets		7,329	20,503	19,296	37,495
Donations		30,445	67,950	23,115	70,253
Bad debt for accounts receivable - others		—	225	4,195	7,604
Loss on impairment of investment assets		319	6,735	3,109	14,977
Others		(52)	41,537	10,532	20,336

	￦	38,041	139,401	62,679	153,894

44

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

23.	Finance Income and Costs

(1)	Details of finance income and costs for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	￦	18,472	58,440	14,642	39,037
Gain on sale of accounts receivable - trade		4,414	13,504	4,853	12,708
Dividends		1,833	12,416	3,388	18,230
Gain on foreign currency transactions		3,557	11,196	2,475	9,988
Gain on foreign currency translations		672	3,269	4,353	5,389
Gain on disposal of long-term investment securities		1,890	4,653	3,150	320,052
Gain on valuation of derivatives		285	1,195	1,024	4,708
Gain relating to financial liabilities at fair value through profit or loss		—	—	1,048	1,225
Gain relating to financial assets at fair value through profit or loss		30	30	—	—

	￦	31,153	104,703	34,933	411,337

(In millions of won)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Costs:
Interest expense	￦	72,015	221,501	74,657	217,066
Loss on sale of accounts receivable - trade		2,294	7,249	—	—
Loss on foreign currency transactions		4,104	13,323	6,001	13,393
Loss on foreign currency translations		—	3,387	7,023	8,707
Loss on disposal of long-term investment securities		—	36,024	310	444
Loss on settlement of derivatives		—	8,910	1,518	1,837
Loss relating to financial liabilities at fair value through profit or loss		38	567	—	—
Others		1,993	14,515	—	—

	￦	80,444	305,476	89,509	241,447

45

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

23.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and short-term financial instruments	￦	7,234	20,773	4,616	14,962
Interest income on installment receivables and others		11,238	37,667	10,026	24,075

	￦	18,472	58,440	14,642	39,037

(3)	Details of interest expenses included in finance costs for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expenses on borrowings	￦	2,562	8,701	1,659	6,617
Interest expenses on debentures		55,042	168,360	61,557	182,532
Others		14,411	44,440	11,441	27,917

	￦	72,015	221,501	74,657	217,066

(4)	Details of impairment losses on financial assets for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable - trade	￦	5,716	24,146	10,052	32,695
Other receivables		—	225	4,195	7,604
Available-for-sale financial assets		1,992	14,515	—	—

	￦	7,708	38,886	14,247	40,299

24.	Income Tax Expense

Income tax expense was calculated by considering current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences.

46

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

25.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the nine-month periods ended September 30, 2017 and 2016 are calculated as follows:

(In millions of won, shares)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit attributable to owners of the Parent Company on common shares	￦	795,826	2,009,849	325,102	1,187,084
Interest on hybrid bonds		—	(8,420)	—	(8,420)
Profit for the period available for common shares		795,826	2,001,429	325,102	1,178,664
Weighted average number of common shares outstanding		70,609,160	70,609,160	70,609,160	70,609,160

Basic earnings per share (in won)	￦	11,271	28,345	4,604	16,693

2)	The weighted average number of common shares outstanding for the nine-month periods ended September 30, 2017 and 2016 are calculated as follows:

(In shares)	Number of shares	Weighted number of shares
		Three-month period ended September 30	Nine-month period ended September 30
Issued common shares at January 1, 2017	80,745,711	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at September 30, 2017	70,609,160	70,609,160	70,609,160

(In shares)	Number of shares	Weighted number of shares
		Three-month period ended September 30	Nine-month period ended September 30
Issued common shares at January 1, 2016	80,745,711	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at September 30, 2016	70,609,160	70,609,160	70,609,160

(2)	Diluted earnings per share

For the nine-month periods ended September 30, 2017 and 2016, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

47

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

26.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives designated as hedging instrument	Total
Cash and cash equivalents	￦	—	—	1,447,178	—	1,447,178
Financial instruments		20,029	—	605,470	—	625,499
Short-term investment securities		—	87,402	—	—	87,402
Long-term investment securities		—	833,103	—	—	833,103
Accounts receivable – trade		—	—	2,142,302	—	2,142,302
Loans and other receivables(*)		—	—	1,674,285	—	1,674,285
Derivative financial assets		8,563	—	—	106,387	114,950

	￦	28,592	920,505	5,869,235	106,387	6,924,719

(In millions of won)
	December 31, 2016
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives designated as hedging instrument	Total
Cash and cash equivalents	￦	—	—	1,505,242	—	1,505,242
Financial instruments		—	—	469,705	—	469,705
Short-term investment securities		—	107,364	—	—	107,364
Long-term investment securities		—	828,521	—	—	828,521
Accounts receivable – trade		—	—	2,261,311	—	2,261,311
Loans and other receivables(*)		—	—	1,701,249	—	1,701,249
Derivative financial assets		7,368	—	—	207,402	214,770

	￦	7,368	935,885	5,937,507	207,402	7,088,162

48

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

26.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of September 30, 2017 and December 31, 2016 are as follows, Continued:

(*)	Details of loans and other receivables as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Short-term loans	￦	74,406	58,979
Accounts receivable – other		1,004,635	1,121,444
Accrued income		4,999	2,780
Other current assets		2,403	3,937
Long-term loans		54,061	65,476
Long-term accounts receivable-other		243,348	149,669
Guarantee deposits		290,433	298,964

	￦	1,674,285	1,701,249

(2)	Financial liabilities by category as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	September 30, 2017
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives designated as hedging instrument	Total
Accounts payable – trade	￦	—	257,105	—	257,105
Derivative financial liabilities		—	—	62,782	62,782
Borrowings		—	297,941	—	297,941
Debentures(*1)		60,167	7,093,097	—	7,153,264
Accounts payable - other and others (*2)		—	4,127,713	—	4,127,713

	￦	60,167	11,775,856	62,782	11,898,805

(In millions of won)	December 31, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives designated as hedging instrument	Total
Accounts payable – trade	￦	—	402,445	—	402,445
Derivative financial liabilities		—	—	87,153	87,153
Borrowings		—	175,521	—	175,521
Debentures(*1)		59,600	7,134,606	—	7,194,206
Accounts payable - other and others (*2)		—	4,842,734	—	4,842,734

	￦	59,600	12,555,306	87,153	12,702,059

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of September 30, 2017 and December 31, 2016 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

49

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

26.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of September 30, 2017 and December 31, 2016 are as follows, Continued:

(*2)	Details of accounts payable – other and others as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Accounts payable – other	￦	1,262,442	1,767,799
Withholdings		1,766	1,525
Accrued expenses		1,201,981	1,125,816
Current portion of long-term payables - other		301,002	301,773
Long-term payables - other		1,342,171	1,624,590
Other non-current liabilities		18,351	21,231

	￦	4,127,713	4,842,734

27.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, and accounts receivable - trade and other. Financial liabilities consist of accounts payable - trade and other, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its foreign operations. Major foreign currencies where the currency risk occur are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

50

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2017 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	134,269	￦	153,966	1,835,464	￦	2,104,726
EUR	28,227		38,131	169		228
JPY	652,616		6,660	257,593		2,629
AUD	—		—	299,930		269,949
Others			609			181

		￦	199,366		￦	2,377,713

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of September 30, 2017, a hypothetical change in exchange rates by 10% would have increased (reduced) the Group’s income before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	5,615	(5,615)
EUR		3,791	(3,791)
JPY		403	(403)
Others		43	(43)

	￦	9,852	(9,852)

(ii)	Equity price risk

The Group has listed and non-listed equity securities for its liquidity management and operating purpose. As of September 30, 2017, available-for-sale equity instruments measured at fair value amount to ￦736,384 million.

51

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii)	Interest rate risk

The interest rate risk of the Group arises from borrowings and debentures. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows are not influenced by the changes in market interest rates.

The Group performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2017, the floating-rate borrowings and debentures of the Group are ￦183,100 million and ￦344,010 million, respectively, and the Group has entered into interest rate swap agreements for some of floating-rate borrowings and debentures to hedge interest rate risk.

If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the nine-month period ended September 30, 2017, would change by ￦714 million due to the interest expense on floating-rate borrowings that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Cash and cash equivalents	￦	1,447,018	1,505,082
Financial instruments		625,499	469,705
Available-for-sale financial assets		4,600	6,755
Accounts receivable – trade		2,142,302	2,261,311
Loans and other receivables		1,674,285	1,701,249
Derivative financial assets		114,950	214,770

	￦	6,008,654	6,158,872

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations.

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

52

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

The Group establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of September 30, 2017.

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2017 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	￦	257,105	257,105	257,105	—	—
Borrowings(*)		297,941	310,824	125,592	185,232	—
Debentures(*)		7,153,264	8,314,841	1,740,630	3,761,871	2,812,340
Accounts payable - other and others		4,127,713	4,293,605	2,782,791	1,093,284	417,530

	￦	11,836,023	13,176,375	4,906,118	5,040,387	3,229,870

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*)	Includes interest payables.

As of September 30, 2017, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	106,387	110,090	28,857	72,719	8,514
Liabilities		(62,782)	(62,172)	(62,551)	379	—

	￦	43,605	47,918	(33,694)	73,098	8,514

53

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

27.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2016.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity both from the financial statements.

Debt-equity ratio as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	September 30, 2017		December 31, 2016
Total liabilities	￦	14,447,741	15,181,233
Total equity		17,476,085	16,116,430
Debt-equity ratios		82.67%	94.20%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2017 are as follows:

(In millions of won)	September 30, 2017
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	￦	28,592	—	28,592	—	28,592
Derivative financial assets		106,387	—	106,387	—	106,387
Available-for-sale financial assets		736,384	545,333	87,402	103,649	736,384

	￦	871,363	545,333	222,381	103,649	871,363

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	￦	60,167	—	60,167	—	60,167
Derivative financial liabilities		62,782	—	62,782	—	62,782

	￦	122,949	—	122,949	—	122,949

Financial liabilities that are not measured at fair value:
Borrowings	￦	297,941	—	299,038	—	299,038
Debentures		7,093,097	—	7,484,684	—	7,484,684
Long-term payables - other		1,643,173	—	1,748,929	—	1,748,929

	￦	9,034,211	—	9,532,651	—	9,532,651

54

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

27.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2016 are as follows:

(In millions of won)	December 31, 2016
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	￦	7,368	—	7,368	—	7,368
Derivative financial assets		207,402	—	207,402	—	207,402
Available-for-sale financial assets		741,285	526,363	107,364	107,558	741,285

	￦	956,055	526,363	322,134	107,558	956,055

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	￦	59,600	—	59,600	—	59,600
Derivative financial liabilities		87,153	—	87,153	—	87,153

	￦	146,753	—	146,753	—	146,753

Financial liabilities that are not measured at fair value
Borrowings	￦	175,521	—	177,600	—	177,600
Debentures		7,134,606	—	7,568,361	—	7,568,361
Long-term payables - other		1,926,363	—	2,103,788	—	2,103,788

	￦	9,236,490	—	9,849,749	—	9,849,749

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ￦184,121 million and ￦194,600 million as of September 30, 2017 and December 31, 2016, respectively, are measured at cost in accordance with K-IFRS 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

55

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

27.	Financial Risk Management, Continued

(3)	Fair value, Continued

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of September 30, 2017 are as follows:

Interest rate
Derivative instruments	1.22 ~ 1.89%
Borrowings and debentures	2.20 ~ 2.36%
Long-term payables - other	2.00 ~ 2.44%

3)	There have been no transfers between Level 2 to Level 1 for the nine-month period ended September 30, 2017 and changes of financial assets classified as Level 3 for the nine-month period ended September 30, 2017 are as follows:

(In millions of won)
	Balance at January 1, 2017		Acquisition	Transfer	Other comprehensive loss	Disposal	Balance at September 30, 2017
Available-for-sale financial assets	￦	107,558	2,277	3,949	(3,185)	(6,950)	103,649

56

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

27.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	September 30, 2017
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount

Financial assets:
Derivatives(*)	￦	31,048	—	31,048	(31,048)	—
Accounts receivable – trade and others		89,584	(89,176)	408	—	408

	￦	120,632	(89,176)	31,456	(31,048)	408

Financial liabilities:
Derivatives(*)	￦	62,404	—	62,404	(31,048)	31,356
Accounts payable – other and others		89,206	(89,176)	30	—	30

	￦	151,610	(89,176)	62,434	(31,048)	31,386

(In millions of won)	December 31, 2016
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount

Financial assets:
Derivatives(*)	￦	87,566	—	87,566	(87,153)	413
Accounts receivable – trade and others		114,135	(103,852)	10,283	—	10,283

	￦	201,701	(103,852)	97,849	(87,153)	10,696

Financial liabilities:
Derivatives(*)	￦	87,153	—	87,153	(87,153)	—
Accounts payable – other and others		103,852	(103,852)	—	—	—

	￦	191,005	(103,852)	87,153	(87,153)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

57

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

28.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 5 others
Associates	SK hynix Inc. and 43 others
Others	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	2017			2016
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	￦	332	1,831	220	1,421
Defined benefits plan expenses		83	175	48	376
Share option		135	279	—	—

	￦	550	2,285	268	1,797

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

58

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)		For the nine-month period ended September 30, 2017
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment
Scope	Company	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	7,664	18,544	99,615	478,937	34,542	171,181
Associates	F&U Credit information Co., Ltd.		709	2,079	12,948	40,085	—	37
	HappyNarae Co., Ltd.		126	2,897	9,127	22,159	22,928	38,289
	SK hynix Inc.(*2)		20,202	121,367	11	157	—	—
	KEB HanaCard Co., Ltd.		4,455	13,629	3,780	11,223	—	—
	Others(*3)		315	3,527	672	27,144	—	151

			25,807	143,499	26,538	100,768	22,928	38,477

Other	SK Engineering & Construction Co., Ltd.		880	3,965	219	795	—	—
	SK Networks Co., Ltd.		6,372	16,405	289,320	817,631	390	671
	SK Networks service Co., Ltd.		217	295	29,058	69,075	521	2,210
	SK Telesys Co., Ltd.		114	276	16,973	36,124	43,306	90,173
	SK Energy Co., Ltd.		2,942	5,275	140	560	—	—
	SK Innovation Co., Ltd.		2,619	6,278	183	673	—	—
	SK TNS Co., Ltd		34	101	8,897	16,395	132,813	227,539
	SK infosec Co., Ltd.		407	910	12,031	39,230	3,146	7,802
	SKC INFRA SERVICE Co., Ltd.		6	14	11,519	33,231	9,849	30,707
	Others		6,778	21,051	7,353	22,001	17	17

			20,369	54,570	375,693	1,035,715	190,042	359,119

		￦	53,840	216,613	501,846	1,615,420	247,512	568,777

(*1)	Operating expenses and others include ￦203,635 million of dividends paid by the Parent Company.
(*2)	Operating revenue and others include ￦87,660 million of dividends receved from SK Hynix Inc. which was deducted from the investment in associates.
(*3)	Operating revenue and others include ￦1,403 million of dividends received from Korea IT Fund.

59

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the nine-month periods ended September 30, 2017 and 2016 are as follows, Continued:

(In millions of won)		For the nine-month period ended September30, 2016
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment		Loans		Collection of loans
Scope	Company	Three- month period ended Sep. 30		Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	5,984	16,988	119,102	567,221	69,386	118,972	—	—	—	—
Associates	F&U Credit information Co., Ltd.		560	1,630	11,998	35,335	—	—	—	—	—	—
	HappyNarae Co., Ltd.		73	225	5,418	11,139	7,479	11,788	—	—	—	—
	SK hynix Inc.(*2)		9,027	94,331	83	373	—	—	—	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		328	948	2	14,971	—	—	—	—	—	—
	KEB HanaCard Co., Ltd.		4,929	14,928	3,667	11,146	—	—	—	—	—	—
	Others(*3)		2	6,084	1,085	3,800	316	359	—	1,100	1,290	2,990

			14,919	118,146	22,253	76,764	7,795	12,147	—	1,100	1,290	2,990

Other	SK Engineering & Construction Co., Ltd.		1,053	4,083	265	1,427	1,245	1,890	—	—	—	—
	SK Networks Co., Ltd.		3,299	8,486	301,420	834,915	—	16	—	—	—	—
	SK Networks service Co., Ltd.		234	1,020	23,506	68,336	1,492	2,101	—	—	—	—
	SK Telesys Co., Ltd.		392	525	38,860	57,216	30,076	84,669	—	—	—	—
	SK TNS Co., Ltd		29	76	11,575	28,960	103,969	195,310	—	—	—	—
	SK Energy Co., Ltd.		2,300	5,048	163	618	—	—	—	—	—	—
	SK Gas Co., Ltd.		721	1,662	—	2	—	—	—	—	—	—
	Others		9,676	26,737	21,043	47,637	14,985	21,273	—	—	—	—

			17,704	47,637	396,832	1,039,111	151,767	305,259	—	—	—	—

Total		￦	38,607	182,771	538,187	1,683,096	228,948	436,378	—	1,100	1,290	2,990

(*1)	Operating expenses and others include ￦203,635 million of dividends paid by the Parent Company.
(*2)	Operating revenue and others include ￦73,050 million of dividends received from SK Hynix Inc. which was deducted from the investment in associates.
(*3)	Operating revenue and others include ￦6,082 million of dividends received from the Korea IT Fund.

60

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

28.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of won)		September 30, 2017
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	4,399	72,418
Associates	HappyNarae Co., Ltd.		—	4	3,235
	F&U Credit information Co., Ltd.		—	74	581
	SK hynix Inc.		—	22,762	—
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,455	8,252
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		813	1,202	3,379

			31,247	63,909	15,447

Other	SK Engineering & Construction Co., Ltd.		—	1,102	152
	SK Networks. Co., Ltd.		—	4,965	225,028
	SK Networks Services Co., Ltd.		—	—	1,388
	SK Telesys Co., Ltd.		—	33	15,756
	SK TNS Co., Ltd.		—	10	6,884
	SK Innovation Co., Ltd.		—	9,327	148
	SK Energy Co., Ltd.		—	4,241	211
	Others		—	3,697	20,536

			—	23,375	270,103

		￦	31,247	91,683	357,968

(*)	As of September 30, 2017, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as allowances for doubtful accounts.

61

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

28.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2017 and December 31, 2016 are as follows, Continued:

(In millions of won)		December 31, 2016
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	3,519	149,574
Associates	HappyNarae Co., Ltd.		—	18	21,063
	F&U Credit information Co., Ltd.		—	34	1,328
	SK hynix Inc.		—	22,379	92
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,619	7,676
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		813	4,191	945

			31,247	66,653	31,104

Other	SK Engineering & Construction Co., Ltd.		—	1,808	4,975
	SK Networks. Co., Ltd.		—	3,254	247,728
	SK Networks Services Co., Ltd.		—	13	13,913
	SK Telesys Co., Ltd.		—	20	24,918
	SK TNS Co., Ltd.		—	3	68,276
	SK Innovation Co., Ltd.		—	1,350	892
	SK Energy Co., Ltd.		—	1,213	113
	Others		—	4,552	30,218

			—	12,213	391,033

		￦	31,247	82,385	571,711

(*)	As of December 31, 2016, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as allowances for doubtful accounts.
(5)	SK m&service Co., Ltd., a subsidiary of the Parent Company, has entered into a performance agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd., with regard to this transaction.
(6)	As of September 30, 2017, the Group provides with USD12,240,000 of payment guarantees for the borrowings of the Celcom Planet, the joint ventures of the Group.
(7)	There were additional investments in associates and joint ventures during the nine-month periods ended September 30, 2017 and 2016 as presented in Note 9.

62

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

29.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦5,606 million as of September 30, 2017.

SK Broadband Co., Ltd. has guaranteed for employees’ borrowings relating to employee stock ownership program and provided short-term financial instruments amounting to ￦300 million as collateral as of September 30, 2017.

(2) Legal claims and litigations

As of September 30, 2017, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3) Accounts receivables from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. During the nine-month period ended September 30, 2017, the Parent Company entered into a comprehensive agreement to purchase the accounts receivables from handset sales with agents and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ￦868,899 million as of September 30, 2017 which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

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SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

30.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2017		September 30, 2016
Interest income	￦	(58,440)	(39,037)
Dividends		(12,416)	(18,230)
Gain on foreign currency translation		(3,269)	(5,389)
Gain relating to financial liabilities at fair value through profit or loss		—	(1,225)
Gain relating to financial assets at fair value through profit or loss		(30)	—
Gain on disposal of long-term investments securities		(4,653)	(320,052)
Gain on valuation of derivatives		(1,195)	(4,708)
Gain on sale of accounts receivable - trade		(13,504)	(12,708)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(1,567,730)	(228,813)
Gain on disposal of property, equipment and intangible assets		(12,206)	(4,893)
Other income		(18)	(794)
Interest expenses		221,501	217,066
Loss on foreign currency translation		3,387	8,707
Loss on disposal of long-term investments securities		36,024	444
Other finance costs		14,515	—
Loss on settlement of derivatives		8,910	1,837
Loss relating to financial liabilities at fair value through profit or loss		567	—
Loss on sale of accounts receivable - trade		7,249	—
Bad debt for accounts receivable - trade		24,146	32,695
Income tax expense		479,738	346,646
Depreciation and amortization		2,415,475	2,266,101
Impairment loss on property and equipment and intangible assets		2,451	3,229
Loss on disposal of property and equipment and intangible assets		20,503	37,495
Retirement benefit expenses		97,007	87,806
Share option		279	—
Loss on impairment of investment assets		6,735	14,977
Bad debt for accounts receivable - other		225	7,604
Other expenses		3,503	21,320

	￦	1,668,754	2,410,078

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SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

30.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2017		September 30, 2016
Accounts receivable - trade	￦	54,890	(2,254)
Accounts receivable - other		80,087	(484,036)
Accrued income		140	441
Advance payments		1,786	10,864
Prepaid expenses		(21,383)	(21,616)
Value-Added Tax refundable		2,980	(1,527)
Inventories		8,195	(6,125)
Long-term accounts receivable - other		(93,611)	(226,167)
Guarantee deposits		16,465	(3,449)
Accounts payable - trade		(97,921)	37,497
Accounts payable - other		(40,541)	(117,347)
Advanced receipts		(4,148)	7,966
Withholdings		(36,464)	210,506
Deposits received		(3,602)	(1,974)
Accrued expenses		34,194	207,212
Value-Added Tax payable		12,898	7,685
Unearned revenue		(10,893)	(34,438)
Provisions		(3,673)	905
Long-term provisions		(1,067)	(20)
Plan assets		12,922	(18,723)
Retirement benefit payment		(42,745)	(32,415)
Others		(2,036)	(11,549)

	￦	(133,527)	(478,564)

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2017 and 2016 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2017	September 30, 2016
Increase (decrease) in accounts payable - other relating to the acquisition of property and equipment and intangible assets	(414,270)	800,734

65